Form 20-F
period 2012-12-21
SPROTT PHYSICAL PLATINUM & PALLADIUM TRUST
filed 2013-04-29
CIK 1539190

Use these links to rapidly review the document

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number: 001-34928

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST (Exact name of Registrant as specified in its charter)
(Translation of Registrant's name into English)
PROVINCE OF ONTARIO, CANADA (Jurisdiction of incorporation or organization)
Suite 2700, South Tower, Royal Bank Plaza 200 Bay Street Toronto, Ontario Canada M5J 2J1 (Address of principal executive offices)

Kirstin H. McTaggart
(416) 362-7172
kmctaggart@sprott.com
Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada M5J 2J1
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Units	NYSE Arca

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2012, there were 28,000,000 units outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐	Yes	☒	No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐	Yes	☒	No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒	Yes	☐	No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐	Yes	☐	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing.

☐	U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐	Item 17	☐	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐	Yes	☒	No

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Matters discussed in this document may constitute forward-looking statements.

        The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

        Please note in this annual report, "we", "us", "our", "the Trust", and "Sprott" all refer to Sprott Physical Platinum and Palladium Trust.

        Sprott Physical Platinum and Palladium Trust, or the Trust, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "possible", "potential", "predict", "project", "forecast", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

  •
  the Trust's objectives and strategies to achieve the objectives;

  •
  success in retaining or recruiting, or changes required in, the officers or key employees of the Sprott Asset Management LP, to whom we will refer as the Manager; and

  •
  the platinum and palladium industries, sources of and demand for platinum and palladium, and the performance of the platinum and palladium markets.

        The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, managements examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Trust's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include those factors described under the heading "Risk Factors". Should one or more of these risks or uncertainties materialize, or should any of the Trust's or the Manager's assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Trust has included in this document material risks known to it; however, there may be other, unknown risks or risks that the Trust currently deems immaterial that may adversely affect the actual results of the Trust. Each of the Trust and the Manager undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3 — KEY INFORMATION

A.    Selected Financial Data

        The following table summarizes our selected historical financial information at the dates and for the periods indicated prepared in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board, to which we will refer as IFRS. The statement of operations data for the period from January 1, 2012 to December 31, 2012 and the balance sheet data as of December 31, 2012 have been derived from our audited financial statements included elsewhere in this 2012 Annual Report. The selected financial data should be read in conjunction with Item 5, Operating and Financial Review and Prospects, the financial statements, related notes, and other financial information included elsewhere in this 2012 Annual Report.

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

STATEMENT OF FINANCIAL POSITION

As at December 31, 2012

Statement of financial position
	As at December 31, 2012	As at December 31, 2011
	$	$
Assets
Cash (note 6)	153,348,584	10
Bullion	244,536,496	—

Total assets	397,885,080	10

Liabilities
Due to brokers	135,274,906	—
Accounts payable	693,467	—

Total liabilities	135,968,373	—

Equity
Unitholders' capital	280,000,000	10
Unit premium and reserves	—	—
Returned earnings	(3,473,293)	—
Underwriting commissions and issue expenses	(14,610,000)	—

Total equity (note 8)	261,916,707	10

Total liabilities and equity	397,885,080	10

Total equity per Unit	9.35	10

The accompanying notes are an integral part of these annual financial statements.

B.    Capitalization and Indebtedness

        Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not Applicable.

D.    Risk Factors

        The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair the performance of the Trust. If any of the following risks occur, the performance of the Trust could be materially adversely affected and the trading price of our Units could decline. You should also refer to the other information included in this document, including the Trust's financial statements and the related notes.

The value of the Units relates directly to the value of physical platinum and palladium bullion held by the Trust, and fluctuations in the price of platinum or palladium could materially adversely affect an investment in the Units.

        The principal factors affecting the value of the Units are factors that affect the price of platinum or palladium. Platinum and palladium bullion are traded internationally and their prices are generally quoted in U.S. dollars. The price of the Units will depend on, and typically fluctuate with, the prices of platinum and palladium. The Manager expects the prices of platinum and palladium may be affected at any time by many international, economic, monetary and political factors, many of which are unpredictable. These factors include, without limitation:

  •
  global supply and demand, which is influenced by such factors as: (i) forward selling of platinum or palladium by platinum and palladium producers; (ii) purchases made by platinum or palladium producers to unwind platinum or palladium hedge positions; (iii) central bank purchases and sales; (iv) production and cost levels in major platinum- and palladium-producing countries; (v) new production projects; and (vi) industrial demand for platinum and palladium;

  •
  investors' expectations for future inflation rates;

  •
  exchange rate volatility of the U.S. dollar, the principal currency in which the price of platinum and palladium are generally quoted;

  •
  interest rate volatility; and

  •
  unexpected global, or regional, political or economic incidents.

        Changing tax, royalty, land and mineral rights ownership and leasing regulations in countries in which platinum or palladium are produced may have an impact on market functions and expectations for future platinum and palladium supply. This can affect both share prices of platinum and palladium mining companies and the relative prices of other commodities, which are both factors that may affect investor decisions in respect of investing in platinum and palladium.

An investment in the Trust will yield long-term gains only if the value of physical platinum and palladium bullion held by the Trust increases in an amount in excess of the Trust's expenses.

        The Trust will not actively trade physical platinum and palladium bullion to take advantage of short-term market fluctuations in the price of platinum or palladium or actively generate other income. Accordingly, the Trust's long-term performance is dependent on the long-term performance of the price of platinum and palladium. As a result, an investment in the Trust will yield long-term gains only if the value of physical platinum and palladium bullion held by the Trust increases in an amount in excess of the Trust's expenses. For an analysis of the gains the Trust will need to achieve to cover the Trust's anticipated expenses, please see Item 4.B — Information on the Company — Business Overview — Impact of Trust Expenses on Net Asset Value below.

A redemption of Units for cash will yield a lesser amount than selling the Units on NYSE Arca or the TSX, if such a sale is possible.

        Because the cash redemption value of the Units is based on 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on NYSE Arca or, if trading has been suspended on NYSE Arca, the volume-weighted average trading price of the Units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed and (ii) the aggregate value of the NAV per Unit of the redeemed Units, on the last day of the month on which NYSE Arca is open for trading for the month in which the redemption request is processed, redeeming the Units for cash will generally yield a lesser amount than selling the Units on NYSE Arca or the TSX, assuming such a sale is possible. You should consider the manner in which the cash redemption value is determined before exercising your right to redeem your Units for cash.

A decrease in investment demand for physical platinum or palladium bullion could decrease the price of such platinum or palladium and adversely affect an investment in the Units.

        Since 2008, demand for physical platinum and palladium bullion for investment purposes has been at historically high levels. There can be no assurance that such high level of investment demand will continue. If the investment demand for physical platinum or palladium bullion decreases, the price of physical platinum or palladium may decrease accordingly. Such decrease in the price of platinum and palladium could adversely affect an investment in the Units.

If a Unitholder redeems Units for physical platinum and palladium bullion and requests to have the platinum and palladium delivered to a destination other than an institution authorized to accept and hold Good Delivery plates or ingots, the physical platinum and palladium bullion will no longer be deemed Good Delivery once it has been delivered.

        Good Delivery plates and ingots have the advantage that a purchaser generally will accept such plates and ingots as consisting of Good Delivery Standards without assaying or otherwise testing them. This provides Good Delivery plates and ingots with added liquidity as a sale of such plates and ingots can be completed more easily than the sale of plates and ingots that are not Good Delivery. The Trust will only purchase physical platinum and palladium bullion that is certified Good Delivery, and physical platinum and palladium bullion owned by the Trust will retain its status as Good Delivery while it is stored at the Mint or the sub-custodian of the Mint. If a Unitholder redeems Units for physical platinum and palladium bullion and has such bullion delivered to an institution authorized to accept and hold Good Delivery plates and ingots through an armored transportation service carrier that is eligible to transport Good Delivery plates and ingots, it is likely that the physical platinum and palladium bullion delivered to the redeeming Unitholder in respect of the redemption will retain its Good Delivery status while in the custody of that institution. However, if the redeeming Unitholder instructs that physical platinum and palladium bullion be delivered to a destination other than such an institution, physical platinum and palladium bullion delivered to the redeeming Unitholder in respect of the redemption will no longer be deemed Good Delivery once such physical platinum and palladium bullion has been delivered pursuant to the redeeming Unitholder's delivery instructions, which may make a future sale of such physical platinum and palladium bullion more difficult.

Physical platinum and/or palladium bullion received in Canada by a redeeming Unitholder will be subject to sales tax, and physical platinum and/or palladium bullion received in a province by a redeeming Unitholder may (depending on the province) also be subject to PST.

        A redeeming Unitholder that receives physical palladium bullion in Canada will be required to pay HST or GST and PST on the value of the physical palladium bullion received. The rate of HST or GST and any PST will differ based on the province or territory in which the physical palladium bullion is delivered or made available to the redeeming Unitholder. The HST or GST and any PST applicable to the physical palladium bullion represents an additional cost for the redeeming Unitholder when it redeems Units for physical platinum and palladium bullion.

        In addition, depending on the province or territory in which physical platinum bullion is delivered or made available to a redeeming Unitholder, PST may also be payable by such Unitholder.

Because the Trust's physical palladium bullion will be held outside of North America, transportation expenses for physical palladium bullion in the event of a redemption will be higher than if the Trust's palladium would be held in North America.

        A Unitholder redeeming Units for physical platinum and palladium bullion will be responsible for expenses incurred in connection with such redemption. These expenses include expenses associated with the handling of the notice of redemption, the delivery and transportation of physical platinum and palladium bullion for Units that are being redeemed, the applicable platinum and palladium storage in-and-out fees and applicable taxes. As the Trust's physical palladium bullion will be held at Via Mat in London or Zurich, depending on where the Unitholder wishes to have his, her or its physical platinum and palladium delivered, the expenses associated with the delivery of physical palladium bullion to the Unitholder from Via Mat may be greater than the expenses associated with the transportation of physical platinum bullion from the Mint and greater than if the palladium had been held at the Mint or another location in North America.

Fluctuations in the prices of physical platinum and palladium bullion may result in the Trust having a greater proportion of its assets invested in physical platinum or palladium bullion than at the time the Trust purchased bullion with the proceeds of its initial offering.

        The Manager purchased approximately equal dollar amounts of each of physical platinum and palladium bullion in an aggregate amount approximately equal to the net proceeds of the offering less the amount to be held by the Trust to pay ongoing expenses. Fluctuations in the prices of physical platinum and palladium bullion after such purchase may, over time, result in the Trust having a greater proportion by value of its assets invested in physical platinum or palladium bullion than at the time the Trust purchased bullion with the proceeds of the offering. The Trust will not rebalance the Trust's invested assets in physical platinum and palladium bullion back to equal weight following the closing of its initial public offering, but may in the future allocate any additional proceeds raised in subsequent offerings of Units with a view to balancing the value of the Trust's holdings of physical platinum and palladium bullion at then current prices.

It may take longer for a redeeming Unitholder to receive physical palladium bullion than physical platinum bullion.

        If a Unitholder redeems Units for physical platinum and palladium bullion, the Unitholder's physical platinum and palladium bullion will be transported by an armored transportation service carrier engaged by or on behalf of the redeeming Unitholder. As the Trust's physical palladium bullion will be stored at Via Mat in London or Zurich, depending on where the Unitholder wishes to have the physical platinum and palladium delivered, the amount of time it will take to deliver physical palladium bullion to the Unitholder may be greater than the amount of time it will take to deliver physical platinum bullion from the Mint.

Unitholders who wish to exercise redemption privileges for physical platinum and palladium bullion may not receive the entire amount of their redemption proceeds in physical platinum and palladium bullion.

        Unitholders wishing to redeem Units for physical platinum and palladium bullion may not receive bullion in proportion to the value of the physical platinum and palladium bullion held by the Trust or at all. The amount of physical platinum and palladium bullion a redeeming Unitholder is entitled to receive will be determined by the Manager by allocating the Redemption Amount to physical platinum and palladium bullion in direct proportion to the value of physical platinum and palladium bullion held by the Trust at the time of the redemption and the make-up of the Trust's inventory of plates and ingots, as the case may be, of platinum and palladium. Any portion of platinum or palladium bullion not available at the time of redemption will be paid in cash at a rate equal to 100% of aggregate value of the NAV per Unit of such unavailable amount.

The Trust may conduct further offerings of Units from time to time, at which time it will offer Units at a price that will be above the NAV per Unit at the time of the offering but that may be below the trading price of Units on NYSE Arca or TSX at that time.

        The Trust may conduct further offerings of Units from time to time. Under the provisions of the Trust Agreement, the net proceeds to the Trust of any offering must be above the NAV per Unit at the time of the offering. Follow-on offerings of securities of issuers that are traded on an exchange usually are priced below the trading price of such securities at the time of an offering to induce investors to purchase securities in the follow-on offering rather than through the exchange on which such securities are traded. Consequently, the price to the public at which such Units are offered likely will be below the trading price of Units of the Trust on NYSE Arca or TSX at the time of the offering, which may have the effect of lowering the trading price of Units immediately after the pricing of such follow-on offering.

The trading price of Units of the Trust on NYSE Arca and the TSX is not predictable and may be affected by factors beyond the control of the Trust.

        The Trust cannot predict whether the Units will trade above, at or below the NAV per Unit. The trading price of Units may not closely track the value of the Trust's physical platinum and palladium bullion, and Units of the Trust may trade on NYSE Arca or the TSX at a significant premium or discount from time to time. In addition to changes in the value of physical platinum and palladium bullion, the trading price of Units may be affected by other factors beyond the control of the Trust, which may include the following: macroeconomic developments in North America and globally; market perceptions of attractiveness of physical platinum and palladium bullion as an investment; the lessening in trading volume and general market interest in the Trust's Units which may affect a Unitholder's ability to trade significant numbers of Units; and the size of the Trust's public float which may limit the ability of some institutions to invest in the Trust's Units.

The current high trading prices of platinum and palladium may not be sustained.

        The Manager anticipates that the price of physical platinum and palladium bullion going forward and, in turn, the future NAV and the NAV per Unit, will be dependent upon factors such as global platinum and palladium supply and demand, investors' inflation expectations, exchange rate volatility and interest rate volatility. An adverse development with regard to one or more of these factors may lead to a decrease in platinum and palladium trading prices. A decline in prices of platinum or palladium bullion would decrease the NAV and the NAV per Unit.

The sale of physical platinum and palladium bullion by the Trust to pay expenses and to cover certain redemptions will reduce the amount of physical platinum and palladium bullion represented by each Unit on an ongoing basis irrespective of whether the trading price of the Units rises or falls in response to changes in the price of platinum or palladium.

        Each outstanding Unit will represent an equal, fractional, undivided ownership interest in the net assets of the Trust attributable to the Units. As the Trust does not expect to generate any net income and will sell physical platinum and palladium bullion over time on an as-needed basis to pay for its ongoing expenses and to cover certain redemptions, the amount of physical platinum and palladium bullion represented by each Unit will, and the NAV per Unit may, gradually decline over time. This is true even if additional Units are issued in future offerings of Units by the Trust from time to time, as the amount of physical platinum and palladium bullion acquired by the proceeds of any such future offering of Units will proportionately reflect the amount of physical platinum and palladium bullion represented by such Units. Assuming constant platinum and palladium prices, the trading price of the Units would be expected to gradually decline as the amount of physical platinum and palladium bullion represented by the Units gradually declines. The Units will only maintain their original value if the price of platinum or palladium increases enough to offset the Trust's expenses.

        Investors should be aware that the gradual decline in the amount of physical platinum and palladium bullion held by the Trust will occur regardless of whether the trading price of the Units rises or falls in response to changes in the price of such bullion. The estimated ordinary operating expenses of the Trust, which accrue daily commencing after the first day of trading of the Units on NYSE Arca and the TSX, are described in Item 4.B — Information on the Company — Business Overview — Fees and Expenses.

The sale of the Trust's physical platinum and palladium bullion to pay expenses or to cover certain redemptions at a time of low platinum or palladium prices could adversely affect the Net Asset Value.

        The Manager intends to sell physical platinum and palladium bullion held by the Trust in proportion to the value of its physical holdings of physical platinum and palladium bullion (to the extent practicable) to pay Trust expenses or to cover certain redemptions on an as-needed basis irrespective of then-current prices of such bullion, and no attempt will be made to buy or sell physical platinum and palladium bullion to protect against or to take advantage of fluctuations in the prices of platinum and palladium bullion. Consequently, the Trust's physical platinum and palladium bullion may be sold at a time when platinum and palladium prices are low.

        Sales at relatively lower prices for such physical platinum and palladium bullion will require the sale of more physical platinum and palladium bullion, which in turn will have an adverse effect on the NAV and the NAV per Unit.

The Trust will not insure its assets and there may not be adequate sources of recovery if its physical platinum and palladium bullion is lost, damaged, stolen or destroyed.

        The Trust will not insure its assets, including physical platinum and palladium bullion stored at the Mint or the sub-custodian of the Mint. Consequently, if there is a loss of assets of the Trust through theft, destruction, fraud or otherwise, the Trust and Unitholders will need to rely on insurance carried by applicable third parties, if any, or on such third party's ability to satisfy any claims against it. The amount of insurance available or the financial resources of a responsible third party may not be sufficient to satisfy the Trust's claim against such party. Also, Unitholders are unlikely to have any right to assert a claim directly against such third party; such claims may only be asserted by the Manager on behalf of the Trust. In addition, if a loss is covered by insurance carried by a third party, the Trust, which is not a beneficiary on such insurance, may have to rely on the efforts of the third party to recover its loss. This may delay or hinder the Trust's ability to recover its loss in a timely manner or otherwise.

        A loss with respect to the Trust's physical platinum and palladium bullion that is not covered by insurance and for which compensatory damages cannot be recovered would have a negative impact on the NAV per Unit and would adversely affect an investment in the Units. In addition, any event of loss may adversely affect the operations of the Trust and, consequently, an investment in the Units.

If there is a loss, damage or destruction of the Trust's physical platinum and palladium bullion in the custody of the Mint and the Manager, on behalf of the Trust, does not give timely notice, all claims against the Mint will be deemed waived.

        In the event of loss, damage or destruction of the Trust's physical platinum or palladium bullion in the Mint's custody, care and control (including at the sub-custodian of the Mint), the Manager, for and on behalf of the Trust, must give written notice to the Mint within five Mint Business Days after its discovery of any such loss, damage or destruction, but in any event no more than 30 days after the delivery by the Mint to the Manager, on behalf of the Trust, of an inventory statement in which the discrepancy first appears. If such notice is not given in a timely manner, all claims against the Mint will be deemed to have been waived. In addition, no action, suit or other proceeding to recover any loss, damage or destruction can be brought against the Mint unless timely notice of such loss, damage or destruction has been given and such action, suit or proceeding will have commenced within 12 months from the time a claim is made. The loss of the right to make a claim or of the ability to bring an action, suit or other proceeding against the Mint may mean that any such loss will be non-recoverable, which will have an adverse effect on the NAV and the NAV per Unit.

RBC Investor Services, the Mint and other service providers engaged by the Trust may not carry adequate insurance to cover claims against them by the Trust.

        Unitholders cannot be assured that RBC Investor Services, the Mint or other service providers engaged by the Trust will maintain insurance with respect to the Trust's assets held by them or the services that such parties provide to the Trust and, if they maintain insurance, that such insurance is sufficient to satisfy any losses incurred by them in respect of their relationship with the Trust. In addition, none of the Trust's service providers are required to include the Trust as a named beneficiary of any such insurance policies that are purchased. Accordingly, the Trust will have to rely on the efforts of the service provider to recover from its insurer compensation for any losses incurred by the Trust in connection with such arrangements.

All redemption amounts will be determined using U.S. dollars, which will expose redeeming non-U.S. Unitholders to currency risk.

        All redemption amounts will be determined using U.S. dollars. All redeeming Unitholders will receive any cash amount to which the Unitholder is entitled in connection with the redemption in U.S. dollars, and will be exposed to the risk that the exchange rate between the U.S. dollar and any other currency in which the Unitholder generally operates will result in a lesser redemption amount than the Unitholder would have received if the redemption amount had been calculated and delivered in such other currency. In addition, because any cash as a result of the redemption will be delivered in U.S. dollars, the redeeming Unitholder may be required to open or maintain an account that can receive deposits of U.S. dollars.

In the event any of the Trust's physical platinum or palladium bullion is lost, damaged, stolen or destroyed, recovery may be limited to the market value of such physical platinum and palladium bullion at the time the loss is discovered.

        If there is a loss due to theft, loss, damage, destruction or fraud or otherwise with respect to any physical platinum or palladium bullion held by one of the Trust's custodians or sub-custodians and such loss is found to be the fault of such custodian or sub-custodian, the Trust may not be able to recover more than the market value of physical platinum or palladium bullion at the time the loss is discovered. If the market value of such physical platinum or palladium bullion increases between the time the loss is discovered and the time the Trust receives payment for its loss and purchases physical platinum or palladium bullion to replace the losses, less physical platinum or palladium bullion will be acquired by the Trust and the Net Asset Value will be negatively affected.

A redeeming Unitholder that suffers loss of, or damage to, its physical platinum and palladium bullion during delivery from the Mint or the sub-custodian of the Mint will not be able to claim damages from the Trust, the Mint or the Mint's sub-custodian.

        If a Unitholder exercises its option to redeem Units for physical platinum and palladium bullion, the Unitholder's physical platinum and palladium bullion will be transported by an armored transportation service carrier engaged by or on behalf of the redeeming Unitholder. Because ownership of the physical platinum and palladium bullion will transfer to such Unitholder at the time the Mint or its sub-custodian surrenders the physical platinum and palladium bullion to the armored transportation service carrier, the redeeming Unitholder will bear the risk of loss from the moment the armored transportation service carrier takes possession of physical platinum and palladium bullion on behalf of such Unitholder. In the event of any loss or damage in connection with the delivery of any part of the physical platinum or palladium bullion after such time, such Unitholder will not be able to claim damages from the Trust, the Mint or its sub-custodian, but will instead need to bring a claim against the armored transportation service carrier.

Because the Trust will be primarily invested in physical platinum and palladium bullion, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio.

        The Trust will be primarily invested at all times in physical platinum and palladium bullion. As a result, the Trust's holdings will not be diversified. Accordingly, the NAV per Unit may be more volatile than another investment vehicle with a more broadly diversified portfolio and may fluctuate substantially over time. An investment in the Trust may be deemed speculative and is not intended as a complete investment program. An investment in Units should be considered only by persons financially able to maintain their investment and who can bear the risk of loss associated with an investment in the Trust. Investors should review closely the objective and strategy, the Investment and Operating Restrictions and the redemption provisions of the Trust as outlined herein and familiarize themselves with the risks associated with an investment in the Trust.

Under Canadian law, the Trust and Unitholders may have limited recourse against the Mint.

        The Mint is a Canadian Crown corporation. A Crown corporation may be sued for breach of contract or for wrongdoing in tort where it has acted on its own behalf or on behalf of the Crown. However, a Crown corporation may be entitled to immunity if it acts as agent of the Crown rather than in its own right and on its own behalf. The Mint has entered into the storage agreement in respect of the Trust's physical platinum bullion held by the Mint or its appointed sub-custodian, as applicable, dated December 17, 2012 between the Manager, for and on behalf of the Trust, and the Mint; to which we will refer as the Platinum Storage Agreement, and the storage agreement in respect of the Trust's physical palladium bullion held by the Mint or its appointed sub-custodian, as applicable, dated December 17, 2012 between the Manager, for and on behalf of the Trust, and the Mint; to which we will refer as the Palladium Storage Agreement and together with the Platinum Storage Agreement, as the Storage Agreements, relating to the custody of the Trust's physical platinum and palladium bullion on its own behalf and not on behalf of the Crown; nevertheless, a court may determine that, when acting as custodian of the Trust's physical platinum and palladium bullion, the Mint acts as agent of the Crown and, accordingly, the Mint may be entitled to immunity of the Crown. Consequently, the Trust or a Unitholder may not be able to recover for any losses incurred as a result of the Mint's acting as custodian of the Trust's physical platinum and palladium bullion.

A notice of redemption is irrevocable.

        In order to redeem Units for cash or physical platinum and palladium bullion, a Unitholder must provide a notice of redemption to the Trust's transfer agent. Except in the event that redemptions are suspended by the Manager, once a notice of redemption has been received by the transfer agent, it can no longer be revoked by the Unitholder under any circumstances, though it may be rejected by the transfer agent if it does not comply with the requirements for a notice of redemption.

The Mint may become a private enterprise, in which case its obligations will not constitute the unconditional obligations of the Government of Canada.

        In the past, there has been speculation regarding whether the Government of Canada might privatize the Mint. The Mint will not remain a Crown corporation if the Government of Canada privatizes the Mint. If the Mint were to become a private entity, its obligations would no longer generally constitute unconditional obligations of the Government of Canada and, although it would continue to be responsible for and bear the risk of loss of, and damage to, the Trust's physical platinum and palladium bullion that is in its custody, there would be no assurance that the Mint would have the resources to satisfy claims of the Trust against the Mint based on a loss of, or damage to, the Trust's physical platinum and palladium bullion in the custody of the Mint.

The Trust may terminate and liquidate at a time that is disadvantageous to Unitholders.

        If the Trust is required to terminate and liquidate or the Manager determines to terminate and liquidate the Trust, such termination and liquidation could occur at a time which is disadvantageous to Unitholders, such as when platinum or palladium prices are lower than the prices for such bullion at the time when Unitholders purchased their Units. In such a case, when the Trust's physical platinum and palladium bullion is sold as part of the Trust's liquidation, the resulting proceeds distributed to Unitholders will be less than if the prices for such bullion were higher at the time of sale. In certain circumstances, the Manager has the ability to terminate the Trust without the consent of Unitholders. The Manager's interests may differ from those of the Unitholders, and the Manager may terminate the Trust at a time that is not advantageous for the Unitholder.

The Units may trade at a price which is at, above or below the NAV per Unit, and any discount or premium in the trading price relative to the NAV per Unit may widen as a result of non-concurrent trading hours between NYSE Arca, LPPM and the TSX.

        Units may trade in the market at a premium or discount to the NAV per Unit. This risk is separate and distinct from the risk that the NAV per Unit may decrease. The amount of the discount or premium in the trading price relative to the NAV per Unit may be influenced by non-concurrent trading hours between the LPPM, which is the main global exchange on which platinum and palladium for physical delivery is traded, and NYSE Arca and the TSX. Liquidity in the global platinum and palladium markets will be reduced after the close of regular trading hours on the LPPM at 4:00 p.m. London, UK time (11:00 a.m. Eastern time). The Units will trade on NYSE Arca and the TSX until 4:00 p.m. Eastern time. As a result of the reduced liquidity in the global platinum and palladium markets after the close of regular trading hours on the LPPM, trading spreads, and the resulting premium or discount to the NAV per Unit, may widen between the close of regular trading hours for the bullion on LPPM and 4:00 p.m. Eastern time.

The Trust may suspend redemptions, which may affect the trading price of the Units.

        In certain circumstances, the Manager, on behalf of the Trust, may suspend the right of Unitholders to request a redemption of their Units or postpone the date of delivery or payment of the redemption proceeds of the Trust (whether in physical platinum and palladium bullion or cash, as the case may be) with the prior approval of Canadian securities regulatory authorities having jurisdiction, where required. Such circumstances include any period during which the Manager determines that conditions exist which render impractical the sale of assets of the Trust or which impair the ability of the Manager to determine the value of the assets of the Trust or the redemption amount for the Units. This may affect the trading price of the Units at a time when an investor wishes to sell its Units on NYSE Arca or the TSX. Accordingly, Units may not be an appropriate investment for investors who seek immediate liquidity or access to platinum or palladium bullion.

The market for Units and the liquidity of Units may be adversely affected by competition from other methods of investing in physical platinum and palladium bullion.

        The Trust will compete with other financial vehicles, including traditional debt and equity securities issued by companies in the resource industry and other securities backed by or linked to platinum or palladium, direct investments in platinum or palladium and investment vehicles similar to the Trust. Market and financial conditions, and other conditions beyond the Manager's control, may make it more attractive to invest in other financial vehicles or to invest in platinum or palladium directly, which could limit the market for the Units and reduce the liquidity of the Units and, accordingly, the price received for sales of Units on NYSE Arca or the TSX.

A slowdown in the automobile industry may have the effect of causing a decline in the prices of platinum and palladium and a corresponding decline in the trading price of the Units on NYSE Arca and the TSX.

        Autocatalysts, automobile components that use platinum and palladium, accounted for approximately 38% of the global demand in platinum and 71% of the global demand in palladium in 2011. Reduced automotive industry sales may result in a decline in demand for autocatalysts. This means that a decline in the global automotive industry may impact the price of platinum and palladium and affect the trading price of the Units on NYSE Arca and the TSX.

Large-scale sales of platinum or palladium could decrease the price of such platinum or palladium and adversely affect an investment in the Units.

        The possibility of large-scale sales of platinum or palladium may have a short-term negative impact on the price of platinum or palladium and adversely affect an investment in the Units. Large scale sales of platinum or palladium may impair the price performance of such bullion, which would, in turn, adversely affect an investment in the Units.

The Trust will sell physical platinum and palladium bullion to provide available funds for its expenses and for any cash redemptions.

        The Trust has retained cash from the net proceeds of its initial offering in an amount not exceeding 3% of the net proceeds of the offering in order to provide available funds for expenses and any cash redemptions. If the Trust's expenses are higher than estimated, the Trust may need to sell physical platinum and palladium bullion earlier than anticipated to meet its expenses and any cash redemptions. In addition, from time to time the Trust will sell physical platinum and palladium bullion as required to replenish this cash reserve to meet its expenses and any cash redemptions. Such sales may result in a reduction of the NAV per Unit and the trading price of the Units. There is no limit on the total amount of such physical platinum and palladium bullion that the Trust may sell in order to pay expenses.

Unitholders will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act or the protections afforded by the Commodity Exchange Act.

        The Trust is not registered as an investment company under the Investment Company Act of 1940, as amended, and is not required to register under such act. Consequently, Unitholders will not have the regulatory protections provided to investors in investment companies. The Trust will not hold or trade in commodity futures contracts regulated by the Commodity Exchange Act of 1936, which we will refer to as the Commodity Exchange Act, as administered by the U.S. Commodity Futures Trading Commission, which we will refer to as the CFTC. Furthermore, the Trust is not a commodity pool for purposes of the Commodity Exchange Act, and none of the Manager, the Trustee or the underwriters is subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor in connection with the Units. Consequently, Unitholders will not have the regulatory protections provided to investors in Commodity Exchange Act-regulated instruments or commodity pools nor may COMEX or any futures exchange enforce its rules with respect to the Trust's activities. In addition, Unitholders do not benefit from the protections afforded to investors in platinum or palladium futures contracts on regulated futures exchanges.

The Manager and its affiliates also manage other funds that may invest in physical platinum and palladium bullion and conflicts of interest by the Manager or its affiliates may occur.

        Pursuant to the Management Agreement and the Trust Agreement, the Manager is responsible for the day-to-day business and operation of the Trust and, therefore, exercises significant control over the Trust. The Manager may have different interests than the Unitholders and consequently may act in a manner that is not advantageous to Unitholders at any particular time. The Manager and its general partner, the general partner's directors and officers, and their respective affiliates and associates may engage in the promotion, management or investment management of other accounts, funds or trusts that invest in physical platinum or palladium bullion, or both. The Manager currently manages other investment funds which may include platinum or palladium bullion as part of their portfolios from time to time. It is possible that at certain times the staff of the Manager may have conflicts in allocating their time and services among the Trust and the other accounts, funds or trusts managed by the Manager. The amount of time that the Manager devotes to each of the mutual funds and hedge funds it manages will vary significantly depending on market conditions.

The Trust's obligation to reimburse the Trustee, the Manager, the underwriters or certain parties related to them for certain indemnified liabilities could adversely affect an investment in the Units.

        Under certain circumstances, the Trust might be subject to significant indemnification obligations in favor of the Trustee, the Manager, the underwriters or certain parties related to them. The Trust will not carry any insurance to cover such potential obligations and, to the Manager's knowledge, none of the foregoing parties will be insured for losses for which the Trust has agreed to indemnify them. Any indemnification paid by the Trust would reduce the NAV and, accordingly, the NAV per Unit.

Unitholders are not entitled to participate in management of the Trust.

        Unitholders are not entitled to participate in the management or control of the Trust or its operations, except to the extent of exercising their right to vote their Units when applicable. See Item 10.B — Additional Information — Trust Agreement. Unitholders do not have any input into the Trust's daily activities.

The rights of Unitholders differ from those of shareholders of a corporation.

        Because the Trust is organized as a trust rather than a corporation, the rights of Unitholders are set forth in the Trust Agreement rather than in a corporate statute. This means that Unitholders do not have the statutory rights normally associated with the ownership of shares in an Ontario corporation. For example, the Trust is not subject to minimum quorum requirements, is not required to hold annual meetings, and has no officers or directors. Unitholders have the right to vote on matters brought before Unitholders in accordance with the Trust Agreement but do not have a right to elect the Manager, though Unitholders do have the right to remove the Manager in certain circumstances. In addition, Unitholders do not have the right to bring "oppression" or "derivative" suits available under corporate statutes.

The investment objective and restrictions of the Trust and the attributes of a particular class or series of a class of Units of the Trust may be changed by way of an extraordinary resolution of all Unitholders and Unitholders of such class or series of a class of Units, respectively.

        The investment objective and restrictions of the Trust and the attributes of a particular class or series of a class of Units may be changed by extraordinary resolution as determined in accordance with the Trust Agreement. "Extraordinary resolution" means a resolution passed in person or by proxy, by Unitholders holding Units representing in aggregate not less than 66 2/3% of the Net Asset Value as determined in accordance with the Trust Agreement, at a duly constituted meeting of Unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by Unitholders holding Units representing in aggregate not less than 66 2/3% of the Net Asset Value as determined in accordance with the Trust Agreement. Such changes to the investment objective or restrictions of the Trust or the attributes of the Units may be more favorable or less favorable to you than the investment objective or restrictions of the Trust or the attributes of the Units, as the case may be, as described in this document. The value of the Units sold hereby may decrease as a result of such changes.

Substantial redemptions of Units may affect the liquidity and trading price of Units and increase the pro rata expenses per Unit.

        Substantial redemptions of Units could result in a decrease in the trading liquidity of the Units and increase the amount of Trust expenses allocated to each remaining Unit. Such increased expenses may reduce the NAV, the NAV per Unit and the trading price of the Units.

Fluctuation in foreign exchange rates may have an adverse effect on the Trust and on the trading price of the Units.

        The Trust maintains its accounting records, reports its financial position and will purchase physical platinum and palladium bullion in U.S. dollars. As certain of the Trust's expenses are paid in Canadian dollars, an increase in the value of the Canadian dollar would increase the reported expenses of the Trust that are payable in Canadian dollars, which could result in the Trust being required to sell more physical platinum and palladium bullion to pay its expenses. Further, such appreciation could adversely affect the Trust's reported financial results, which may have an adverse effect on the trading price of the Units.

The Trust expects to be a passive foreign investment company, which may have adverse U.S. federal income tax consequences to U.S. Holders who do not make certain elections.

        Based on its proposed method of operation, the Trust expects to be treated as a passive foreign investment company, which we will refer to as a PFIC, for U.S. federal income tax purposes. Therefore, a U.S. Holder (as defined in Item 10.E — Additional Information — Taxation — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders) of the Units that does not make a QEF election or a mark-to-market election with respect to the Units generally will be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the Units as if the excess distribution or gain had been recognized ratably over the U.S. Holder's holding period for the Units. A U.S. Holder generally may mitigate these U.S. federal income tax consequences by making a QEF election, or, to a lesser extent, a mark-to-market election. See Item 10.E — Additional Information — Taxation — Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. Holders arising from the Trust's status as a PFIC and the procedures for making a QEF election or a mark-to-market election.

A U.S. Holder that makes a QEF election with respect to his, her or its Units may be required to include amounts in income for U.S. federal income tax purposes if any holder redeems Units for cash or physical platinum and palladium bullion.

        As noted above and described in detail under Item 10.E — Taxation — Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders, below, a U.S. Holder generally may mitigate the adverse U.S. federal income tax consequences under the adverse PFIC rules of holding Units by making a QEF election. A U.S. Holder that makes a QEF election must report each year for U.S. federal income tax purposes his, her or its pro rata share of the Trust's ordinary earnings and the Trust's net capital gain, if any, regardless of whether or not distributions were received from the Trust by the U.S. Holder. If any holder redeems Units for physical platinum and palladium bullion (regardless of whether the holder requesting redemption is a U.S. Holder or has made a QEF election), the Trust will be treated as if it sold the physical platinum and palladium bullion for its fair market value. As a result, all the U.S. Holders who have made a QEF election will be required to currently include in their income their pro rata share of the Trust's gain from such deemed disposition (which generally will be taxable to non-corporate U.S. Holders at a maximum rate of 28% under current law if the Trust has held the physical platinum and palladium bullion for more than one year), even though such deemed disposition is not attributable to any action on their part. If any holder redeems Units for cash and the Trust sells physical platinum and palladium bullion to fund the redemption (regardless of whether the holder requesting redemption is a U.S. Holder or has made a QEF election), all the U.S. Holders who have made a QEF election similarly will include in their income their pro rata share of the Trust's gain from the sale of the physical platinum and palladium bullion, which will be taxable as described above, even though the Trust's sale of physical platinum and palladium bullion is not attributable to any action on their part. See Item 10.E — Additional Information — Taxation — Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Taxation of U.S. Holders Making a Timely QEF Election."

Unitholders may be liable for obligations of the Trust to the extent the Trust's obligations are not satisfied out of the Trust's assets.

        The Trust Agreement provides that no Unitholder will be subject to any liability whatsoever, in tort, contract or otherwise, to any person in connection with the investment obligations, affairs or assets of the Trust and all such persons will look solely to the Trust's assets for satisfaction of claims of any nature arising out of or in connection therewith. Also, under the Trust Beneficiaries' Liability Act, 2004 (Ontario), holders of units of a trust governed by the laws of the Province of Ontario that is a reporting issuer under the Securities Act (Ontario) are not, as beneficiaries, liable for any act, default, obligation or liability of the trust. Notwithstanding the above, there is a risk that a Unitholder could be held personally liable for obligations of the Trust to the extent that claims are not satisfied out of the assets of the Trust if a court finds (i) that Ontario law does not govern the ability of a third party to make a claim against a beneficiary of a trust and that the applicable governing law permits such a claim, or (ii) that the Unitholder was acting in a capacity other than as a beneficiary of the trust. In the event that a Unitholder should be required to satisfy any obligation of the Trust, under the Trust Agreement, such Unitholder will be entitled to reimbursement from any available assets of the Trust.

Canadian registered plans that redeem their Units for physical platinum and palladium bullion may be subject to adverse consequences.

        Physical platinum and palladium bullion received by a Canadian registered plan, such as a registered retirement savings plan, on a redemption of Units for physical platinum and palladium bullion will not be a qualified investment for such plan. Accordingly, such plans (and in the case of certain plans, the annuitants or beneficiaries thereunder or holders thereof) may be subject to adverse Canadian tax consequences including, in the case of registered education savings plans, revocation of such plans.

If the Trust ceases to qualify as a mutual fund trust for Canadian income tax purposes, it or the Unitholders could become subject to material adverse consequences.

        In order to qualify as a mutual fund trust under the Tax Act, the Trust must comply with various requirements contained in the Tax Act, including (in many or most circumstances) requirements to hold substantially all its property in assets (such as physical platinum and palladium bullion and cash) that are not "taxable Canadian property", and to restrict its undertaking to the investing of its funds. See Item 10.E — Additional Information — Taxation — Material Canadian Federal Income Tax Considerations — Qualification as a Mutual Fund Trust. If the Trust were to cease to qualify as a mutual fund trust (whether as a result of a change of law or administrative practice, or due to its failure to comply with the current Canadian requirements for qualification as a mutual fund trust), it may experience various potential adverse consequences, including becoming subject to a requirement to withhold tax on distributions made to non-resident Unitholders of any capital gains realized from the dispositions of physical platinum and palladium bullion, the Units not qualifying for investment by Canadian registered plans and the Units ceasing to qualify as "Canadian securities" for the purposes of the election provided in subsection 39(4) of the Tax Act.

If the Trust were to carry on a business in Canada in a taxation year or acquire securities that were "non-portfolio properties", it could become subject to tax at full corporate tax rates on some or all of its income for that year.

        The Manager anticipates that the Trust will make sufficient distributions in each year of any income (including taxable capital gains) realized by the Trust for Canadian tax purposes in the year so as to ensure that it will not be subject to Canadian income tax on such income. Such income generally will become subject to Canadian income tax at full corporate rates if the Trust becomes a specified investment flow-through trust, which we will refer to as a SIFT, even if distributed in full. If the Trust, contrary to its investment restrictions, were to carry on a business in Canada in a taxation year and use its property in the course of any such business, or acquire securities that were "non-portfolio properties", it could become a SIFT trust. The anticipated activities of the Trust, as described in this document, are intended to avoid having the Trust characterized as a SIFT trust. The Canada Revenue Agency, which we will refer to as the CRA, may take a different (and adverse) view of this issue and characterize the Trust as a SIFT trust. If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations. Distributions of such income received by Unitholders would be treated as dividends from a taxable Canadian corporation. See Item 10.E — Additional Information — Taxation — Material Canadian Federal Income Tax Considerations — SIFT Trust Rules.

If the Trust treats distributed gains as being on capital account and the CRA later determines that the gains were on income account, then Canadian withholding taxes would apply to the extent that the Trust has distributed the gains to non-resident Unitholders and Canadian resident Unitholders could be reassessed to increase their taxable income. Any taxes borne by the Trust itself would reduce the NAV per Unit and the trading prices of the Units.

        The Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical platinum and palladium bullion as capital gains (or capital losses), although depending on the circumstances, it may instead include (or deduct) the full amount of such gains in computing its income. See Item 10.E — Additional Information — Taxation — Material Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust. If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to Unitholders, with the result that Canadian resident Unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase, and non-resident Unitholders potentially could be assessed directly by the CRA for Canadian withholding tax on the amount of net gains on such transactions that were treated by the CRA as having been distributed to them. The CRA can assess the Trust for a failure of the Trust to withhold tax on distributions made by it to non-resident Unitholders that are subject to withholding tax, and typically would do so rather than assessing the non-resident Unitholders directly. Accordingly, any such re-determination by the CRA may result in the Trust being liable for unremitted withholding taxes on prior distributions made to Unitholders who were not resident in Canada for the purposes of the Tax Act at the time of the distribution. As the Trust may not be able to recover such withholding taxes from the non-resident Unitholders whose Units were redeemed, payment of any such amounts by the Trust likely would reduce the NAV per Unit and the trading prices of the Units. See Item 10.E — Additional Information — Taxation — Material Canadian Taxation of Unitholders — Unitholders Not Resident in Canada.

Exemption from GST or HST on the Trust's purchase in Canada of platinum plates is not certain.

        In order for the purchase in Canada of Good Delivery plates of platinum bullion to be exempt from GST or HST, various requirements must be satisfied including a requirement that such plates qualify as "ingots", or "bars" or "wafers". The Manager anticipates that the Trust will not be charged HST on its purchases in Canada of such plates in accordance with the Manager's understanding of the assessing practices of the CRA. However, in the event that the CRA were to challenge the exemption from GST and HST of such purchases, the Trust could be required to pay GST or HST on its purchases of platinum plates, potentially including purchases made by it prior to the time of any such challenge. This likely would reduce the NAV of Units.

A Unitholder may be unable to bring actions or enforce judgments against the Trust, the Trustee, the Manager, the Manager's general partner or any of their officers and directors under U.S. federal securities laws in Canada or to serve process on any of them in the United States.

        Each of the Trust, the Trustee, the Manager, and the Manager's general partner is organized under the laws of the Province of Ontario, Canada, and all of their executive offices and administrative activities and assets are located outside the United States. In addition, the directors and officers of the Trustee and the Manager's general partner are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. As a result, a Unitholder may be unable to serve legal process within the United States upon any of the Trust, the Trustee, the Manager or the Manager's general partner or any of their directors or officers, as applicable, or enforce against them in the appropriate Canadian courts judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bring an original action in the appropriate Canadian courts to enforce liabilities against the Trust, the Trustee, the Manager, the Manager's general partner or any of their directors of officers, as applicable, based upon the U.S. federal securities laws.

The development of new technology or new alloys could reduce the demand for platinum and palladium and adversely affect platinum and palladium prices and the Net Asset Value.

        Demand for platinum and/or palladium may be reduced if manufacturers in the automotive, electronics and dental industries find substitutes for platinum and/or palladium. The development of a substitute alloy or synthetic material which has catalytic characteristics similar to PGMs could result in a decrease in demand for platinum and/or palladium. Furthermore, if the automotive industry were to develop automobiles that do not require catalytic converters and that gain market acceptance, such as pure electric vehicles, it could significantly reduce the demand for platinum and/or palladium. High prices for platinum or palladium can create an incentive for the development of substitutes. Any such developments could have a material adverse effect on the long term prices of platinum and/or palladium and, as a result, the Net Asset Value.

Canadian registered plans that redeem their Units for physical platinum and palladium bullion may be subject to adverse consequences.

        Physical platinum and palladium bullion received by a Canadian registered plan, such as a registered retirement savings plan, on a redemption of Units for physical platinum and palladium bullion will not be a qualified investment for such plan. Accordingly, such plans (and in the case of certain plans, the annuitants or beneficiaries thereunder or holders thereof) may be subject to adverse Canadian tax consequences including, in the case of registered education savings plans, revocation of such plans.

ITEM 4 — INFORMATION ON THE COMPANY

A.    History and Development of the Trust

        The Sprott Physical Platinum and Palladium Trust was established under the laws of the Province of Ontario, Canada pursuant to a trust agreement dated as of December 23, 2011, as amended and restated as of June 6, 2012, which we will refer to as the Trust Agreement. The Trust was created to invest and hold substantially all of its assets in physical platinum and palladium bullion. The Trust seeks to provide a convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical platinum and palladium bullion. The Trust intends to invest primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and will not speculate with regard to short-term changes in platinum and palladium prices. The Trust does not anticipate making regular cash distributions to Unitholders.

        The Trust's office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1. The Manager's office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1 and its telephone number is (416) 362-7172. The office of the Trust's trustee, RBC Investor Services Trust, is located at 155 Wellington Street West, Street Level, Toronto, Ontario, Canada M5V 3L3. The custodian for the Trust's physical platinum and palladium bullion, the Mint, is located at 320 Sussex Drive, Ottawa, Ontario, Canada K1A 0G8. The Mint will engage Via Mat as a sub-custodian for the Trust's physical palladium bullion. The principal office of Via Mat is located at

130 Sheridan Blvd., Inwood, New York, USA 11096. The custodian for the Trust's assets other than physical platinum and palladium bullion, RBC Investor Services, is located at 155 Wellington Street West, Street Level, Toronto, Ontario, Canada M5V 3L3.

Our Status As an Emerging Growth Company

        We qualify as an emerging growth company under the JOBS Act, and will continue to so qualify until the earlier of: (i) the last day of our fiscal year following the fifth anniversary of the date of our initial public offering, (ii) the date on which we become a large accelerated filer, or (iii) the date on which we will have issued an aggregate of $1 billion in non-convertible debt during the preceding three years. As an emerging growth company, we are eligible for certain reduced reporting and other obligations, including the following:

  •
  the ability to present only two years of audited financial statements and two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of our initial public offering;

  •
  an exemption from the auditor attestation requirement in our assessment of the internal control over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act of 2002;

  •
  an exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

  •
  an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to our auditor's report in which the auditor would be required to provide additional information about the audit and our financial statements.

        We have, however, voluntarily elected to "opt out", or to not to avail ourselves, of any of the reduced regulatory and reporting requirements available to emerging growth companies, including opting out of the extended transition period relating to the exemption from new or revised financial accounting standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable, and we will treat our election to opt out of any other reduced regulatory and reporting requirements available to emerging growth companies as irreversible as well.

B.    Business Overview

        The Trust is authorized to issue an unlimited number of units in one or more classes and series of units. Each unit of a class represents an undivided ownership interest in the net assets of the Trust attributable to that class or series of a class of units. Units are transferable and redeemable at the option of the Unitholder in accordance with the provisions set forth in the Trust Agreement. All units of the same class or series of a class have equal rights and privileges with respect to all matters, including voting, receipt of distributions from the Trust, liquidation and other events in connection with the Trust. Units and fractions of units will be issued only as fully paid and non-assessable. The Units have no preference, conversion, exchange or pre-emptive rights. Each whole unit of a particular class or series of a class entitles the holder thereof to one vote at meetings of Unitholders where all classes vote together and to one vote at meetings of Unitholders where that particular class or series of a class of Unitholders votes separately as a class or series of a class.

        Sprott Asset Management LP is the Manager and RBC Investor Services, a trust company organized under the laws of Canada, is the trustee of the Trust. The fiscal year-end of the Trust is December 31.

        The Trust is considered a mutual fund under Canadian securities legislation. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not a commodity pool for purposes of the Commodity Exchange Act of 1936, and neither the Manager nor the Trustee is subject to regulation by the CFTC as a commodity pool operator or commodity trading advisor in connection with the Units.

        The Trust employs two custodians. The Royal Canadian Mint, a Canadian Crown corporation, acts as custodian for the Trust's physical platinum and palladium bullion, pursuant to a precious metals storage agreement between the Manager, for and on behalf of the Trust, and the Mint, to which we will refer as the Precious Metals Storage Agreement. RBC Investor Services acts as custodian of the Trust's assets other than physical platinum and palladium bullion pursuant to the Trust Agreement.

        The Trust sold 28,000,000 Units in aggregate on December 18, 2012 in connection with the initial public offering. The Trust was created to invest and hold substantially all of its assets in physical platinum and palladium bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical platinum and palladium bullion. The Trust invests primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and will not speculate with regard to short-term changes in platinum and palladium prices. The Trust does not anticipate making regular cash distributions to Unitholders. Sprott Asset Management LP is the sponsor and promoter of the Trust and serves as manager of the Trust pursuant to a management agreement with the Trust. Each outstanding unit represents an equal, fractional, undivided ownership interest in the net assets of the Trust attributable to the particular class of units. Expected advantages of investing in the Units include:

  •
  Convenient Way to Own Physical Platinum and Palladium Bullion.  The Trust's Units are listed on the NYSE Arca and the TSX. The Trust provides institutional and retail investors with indirect access to the physical platinum and palladium bullion market while providing them with the liquidity of an exchange traded security. The Units may be bought and sold on the NYSE Arca and the TSX like any other exchange-listed securities.

  •
  Investment in Physical Platinum and Palladium Bullion Only.  Except with respect to cash held by the Trust to pay expenses and anticipated redemptions, the Trust currently owns only physical platinum and palladium bullion that is certified as conforming to the London Good Delivery Standard of the London Platinum and Palladium Market, or LPPM, to which we will refer as Good Delivery. The Manager currently holds and intends to continue to invest and hold approximately 97% of the total net assets of the Trust in physical platinum and palladium bullion in London Good Delivery plate or ingot form. The Trust does not invest in platinum or palladium certificates, futures or other financial instruments that represent platinum and palladium or that may be exchanged for platinum and palladium.

  •
  Lower Transaction Costs.  The Manager expects that, for many investors, costs associated with buying and selling the Units in the secondary market and the payment of the Trust's ongoing expenses will be lower than the costs associated with buying and selling physical platinum and palladium bullion and storing and insuring physical platinum and palladium bullion in a traditional allocated platinum and palladium bullion accounts, as applicable.

  •
  Ability to Redeem Units for Physical Platinum and Palladium Bullion.  Subject to a minimum redemption amount of 25,000 Units, Unitholders have the ability, on a monthly basis and as described herein, to redeem their Units for physical platinum and palladium bullion for a redemption price equal to 100% of the NAV of the redeemed Units, less redemption and delivery expenses, including the handling of the notice of redemption, the delivery and transportation of the physical platinum and palladium bullion for Units that are being redeemed and the applicable storage in-and-out fees.

  •
  Storage at the Royal Canadian Mint.  The Trust's physical platinum and palladium bullion is and will be fully allocated and stored at the Royal Canadian Mint, to which we will refer as the Mint or a sub-custodian of the Mint. The current sub-custodian of the Mint is Via Mat International Ltd., through its subsidiary, Via Mat International (USA) Inc., which we will refer to as Via Mat. The Mint is a Canadian Crown corporation, and its obligations generally constitute unconditional obligations of the Canadian Government. The Mint is responsible for and bears the risk of loss of, and damage to, the Trust's physical platinum and palladium bullion that is in its or its sub-custodian's custody (regardless of the location at which the Mint decides to store the physical platinum and palladium bullion). The physical platinum and palladium bullion is subject to a physical count by a representative of the Manager periodically on a spot-inspection basis as well as subject to audit procedures by the Trust's external auditors on at least an annual basis. The Trust does not separately insure its assets, including physical platinum and palladium bullion, or provide any additional protections against loss apart from the insurance carried by the Mint and RBC Investor Services.

  •
  Experienced Manager.  The Trust is administered by Sprott Asset Management LP. The Manager is registered in Canada as an investment fund manager and portfolio manager and in the United States as an investment adviser and is wholly-owned by Sprott Inc., a public company whose shares are listed on the TSX. The Manager has considerable experience and a long track record of investing in precious metals on behalf of investors.

  •
  Potential Tax Advantage For Certain U.S. Investors.  Any gains realized on the sale of Units by an investor that is an individual, trust or estate, including such investors that own Units through partnerships and other pass-through entities for U.S. federal income tax purposes, may be taxable as long-term capital gains (at a rate of 15%, or 20% in the case of certain high-income non-corporate Electing Holders, compared to a long-term capital gains tax rate of 28% applicable to the disposition of physical platinum and palladium bullion and other "collectibles" held for more than one year), provided that such U.S. investor has held the Units for more than one year at the time of the sale and such U.S. investor has made a timely and valid Qualified Electing Fund, which we will refer to as QEF, election with respect to the Units by filing IRS Form 8621 with his, her or its U.S. federal income tax return. A capital gain recognized upon a redemption of Units for physical platinum and palladium bullion by an electing U.S. Holder will be treated in essentially the same manner as above (i.e., generally as a long term capital gain taxable at the rate of 15%, or 20% in the case of certain high-income non-corporate Electing Holders), except that any portion of the gain which is equal to the electing U.S. holder's pro rata share of any capital gain recognized by the Trust upon the distribution of the physical platinum and palladium bullion to the electing U.S. Holder will be taxable to the electing U.S. Holder at a maximum rate of 28% under current law if the Trust held the physical platinum and palladium bullion for more than one year. The Trust intends to provide annually each U.S. Holder (as defined under "Item 10.E — Additional Information — Taxation — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders) of Units with all necessary information in order to make and maintain a QEF election.

  •
  Benefits of Investing in Platinum and Palladium.  An investment in platinum and palladium may provide several benefits to investors. The Manager believes that platinum and palladium have uncertain supply fundamentals and strong demand fundamentals rooted in diverse sectors. For additional historical information about the supply and demand for platinum and palladium and the performance of platinum and palladium as compared to other asset classes, see Item 4.B — Information on the Company — Overview of the Sectors the Trust Invests In.

        The Trust competes with other financial vehicles, including traditional debt and equity securities issued by companies in the platinum and palladium industry and other securities backed by or linked to platinum or palladium, or both, direct investments in platinum or palladium, or both, and investment vehicles similar to the Trust. The most direct competition the Trust faces in obtaining investors is from platinum and palladium exchange-traded funds, which we will refer to as ETFs, and mutual funds and closed-end funds that hold platinum or palladium or platinum — or palladium-related securities. These other products all offer investors a way to gain exposure to the price of platinum and palladium by tracking the spot price of platinum or palladium bullion, although they may have structural features that are different from those of the Trust.

        Unlike the Trust, ETFs issue or redeem units daily, reflecting purchases or redemptions of units by investors. Such purchases and redemptions are effected by a financial intermediary, engaged by the ETF administrator to create a market for the ETF units. As such, the trading prices of ETFs on the stock exchange generally do not deviate significantly from net asset value. By contrast, the Trust does not employ any financial intermediary, and does not intend to issue new Units, or redeem existing Units, on a day-to-day basis. As such, the Units will generally trade at a premium or discount to the Net Asset Value per Unit, depending on relative supply and demand for the Units in the secondary market.

        Unlike closed-end funds and ETFs, mutual funds are not traded throughout the day and only allow an investor liquidity at the end of the day based on the closing net asset value. ETFs and mutual funds that track the price of platinum or palladium, or both, as the case may be, may provide exposure to the price of platinum or palladium, or both, by holding physical platinum or palladium, or through financial instruments or contracts that provide exposure to the price of platinum or palladium. Moreover, ETFs and mutual funds do not generally give investors the right to redeem their units for physical platinum or palladium, as the case may be. The Trust believes that it maintains a strong position in this competitive environment by offering investors close to full exposure to the price of physical platinum and palladium bullion with the ability to redeem Units for physical platinum and palladium bullion (subject to certain minimum amounts), the liquidity of an ETF, and a potential tax advantage for U.S. investors, relative to holding platinum and palladium directly, as compared to a platinum and palladium ETF (see Item 10.E — Additional Information — Taxation — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations of U.S. Holders).

Risk Factors and Disadvantages

        There are risks associated with an investment in Units that should be considered by prospective purchasers, including risks associated with: (i) the price of physical platinum and palladium bullion and volatility of such prices; (ii) the Net Asset Value and the market price of the Units; (iii) the NAV per Unit; (iv) the purchase, transport, insurance and storage of physical platinum and palladium bullion; (v) liabilities of the Trust; (vi) redemptions of Units; (vii) operations of the Trust; and (viii) in connection with any offering of Units. See Item 3.D — Risk Factors.

        The Trust believes that the most significant disadvantages of investing in Units as compared to investing in physical platinum and palladium bullion include, but are not limited to, (i) in the event of a redemption for bullion, not being able to choose the ratio of physical platinum and palladium bullion held by an investor; (ii) the delay of approximately 21 Business Days after the end of the month in which the redemption request is submitted by a holder of Units, provided such request was made on or before the 15th day of such month, and the receipt of physical platinum and palladium bullion by the redeeming holder of Units; (iii) in the event of a redemption for bullion, receiving cash instead of physical platinum or palladium bullion if the Trust does not have a plate or ingot of a particular metal in the appropriate size; and (iv) the minimum redemption amount of 25,000 Units required to redeem Units for physical platinum and palladium bullion.

Investment and Operating Restrictions

        In making investments on behalf of the Trust, the Manager will be subject to certain investment and operating restrictions, which we will refer to as the Investment and Operating Restrictions, that are set out in the Trust Agreement. The Investment and Operating Restrictions may not be changed without the prior approval of Unitholders by way of an extraordinary resolution, which must be approved, in person or by proxy, by Unitholders holding Units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, at a duly constituted meeting of Unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by Unitholders holding Units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, unless such change or changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed from time to time by applicable securities regulatory authorities.

        The Investment and Operating Restrictions provide that the Trust:

  (a)
  will invest in and hold a minimum of 90% of the total net assets of the Trust in physical platinum and palladium bullion in Good Delivery plate or ingot form and hold no more than 10% of the total net assets of the Trust, at the discretion of the Manager, in physical platinum and palladium bullion (in Good Delivery plate or ingot form or otherwise), debt obligations of or guaranteed by the Government of Canada or a province of Canada or by the Government of the United States of America or a state thereof, short-term commercial paper obligations of a corporation or other person whose short-term commercial paper is rated R-1 (or its equivalent, or higher) by DBRS Limited or its successors or assigns or F-1 (or its equivalent, or higher) by Fitch Ratings or its successors or assigns or A-1 (or its equivalent, or higher) by Standard & Poor's or its successors or assigns or P-1 (or its equivalent, or higher) by Moody's Investor Service or its successors or assigns, interest-bearing accounts and short-term certificates of deposit issued or guaranteed by a Canadian chartered bank or trust company, money market mutual funds, short-term government debt or short-term investment grade corporate debt, or other short-term debt obligations approved by the Manager from time to time (for the purpose of this paragraph, the term "short-term" means having a date of maturity or call for payment not more than 182 days from the date on which the investment is made), except during the 60-day period following the closing of an offering or prior to the distribution of the assets of the Trust;

  (b)
  will not invest in platinum or palladium certificates, futures or other financial instruments that represent platinum or palladium or that may be exchanged for platinum or palladium;

  (c)
  will store all physical platinum and palladium bullion owned by the Trust at the Mint and/or a sub-custodian of the Mint a fully allocated basis, provided that physical platinum and palladium bullion held in Good Delivery plate or ingot form may be stored with a custodian or a sub-custodian, as the case may be, only if physical platinum and palladium bullion will remain Good Delivery while with that custodian or sub-custodian;

  (d)
  will not hold any "taxable Canadian Property" within the meaning of the Tax Act;

  (e)
  will not purchase, sell or hold derivatives;

  (f)
  will not issue Units following the completion of an offering except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV per Unit prior to, or upon, the determination of the pricing of such issuance or (ii) by way of unit distribution in connection with an income distribution;

  (g)
  will ensure that no part of the stored physical platinum and palladium bullion may be delivered out of safekeeping by the Mint (except to an authorized sub-custodian thereof) or, if the physical platinum and palladium bullion is held by another custodian, that custodian (except to an authorized sub-custodian thereof), without receipt of an instruction from the Manager in the form specified by the Mint or such custodian indicating the purpose of the delivery and giving direction with respect to the specific amount;

  (h)
  will ensure that no officer of the Manager and no director or officer of the Manager's general partner, or representative of the Trust or the Manager will be authorized to enter into physical platinum and palladium bullion storage vaults without being accompanied by at least one representative of the Mint or its sub-custodian or, if physical platinum and palladium bullion is held by another custodian, that custodian or its sub custodian, as the case may be;

  (i)
  will ensure that physical platinum and palladium bullion remains unencumbered;

  (j)
  will ensure that physical platinum and palladium bullion is subject to a physical count by a representative of the Manager periodically on a spot-inspection basis as well as subject to audit procedures by the Trust's external auditors on at least an annual basis;

  (k)
  will not guarantee the securities or obligations of any person other than the Manager, and then only in respect of the activities of the Trust;

  (l)
  in connection with requirements of the Tax Act, will not make or hold any investment that would result in the Trust failing to qualify as a "mutual fund trust" within the meaning of the Tax Act;

  (m)
  in connection with requirements of the Tax Act, will not invest in any security that would be a tax shelter investment within the meaning of section 143.2 of the Tax Act;

  (n)
  in connection with requirements of the Tax Act, will not invest in the securities of any non-resident corporation, trust or other non-resident entity (or of any partnership that holds such securities) if the Trust (or the partnership) would be required to include any significant amount in income under sections 94 or 94.1 of the Tax Act;

  (o)
  in connection with requirements of the Tax Act, will not invest in any security of an issuer that would be a foreign affiliate of the Trust for purposes of the Tax Act; and

  (p)
  in connection with requirements of the Tax Act, will not carry on any business and make or hold any investments that would result in the Trust itself being subject to the tax for SIFT trusts as provided for in section 122 of the Tax Act, which we will refer to as the SIFT Rules.

        The Investment and Operating Restrictions may not be changed without the prior approval of Unitholders by way of an extraordinary resolution, unless such change or changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed from time to time by applicable securities regulatory authorities.

        The Trust has applied for exemptive relief from the Canadian securities regulatory authorities to vary certain of the investment restrictions and practices contained in securities legislation.

Fees and Expenses

        This table lists the fees and expenses that the Trust expects to pay for the continued operation of its business and that you may have to pay if you invest in the Trust. Payment of these fees and expenses will reduce the value of your investment in the Trust. You will have to pay fees and expenses directly if you redeem your Units for physical platinum and palladium bullion.

Fees and Expenses Payable by the Trust

Type of Fee	Amount and Description
Management Fee:

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.50% of the value of net assets of the Trust (determined in accordance with the Trust Agreement), plus any applicable Canadian taxes (such as HST). The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month.

Operating Expenses:

Except as otherwise described in this annual report, the Trust will be responsible for all costs and expenses incurred in connection with the ongoing operation and administration of the Trust including, but not limited to: the management fee described above and any expenses incurred by the Manager on behalf of the Trust; the fees and expenses payable to and incurred by RBC Investor Services as trustee, valuation agent, and custodian for assets other than physical platinum and palladium bullion; the Mint and any sub-custodians; an investment manager, if any; Equity Financial Trust Company, as registrar and transfer agent of the Trust; storage, transaction and handling costs for physical platinum and palladium bullion; custodian settlement fees; legal, audit, accounting, and recordkeeping fees and expenses; costs and expenses of reporting to Unitholders and conducting Unitholder meetings; printing and mailing costs; filing and listing fees payable to applicable securities regulatory authorities and the stock exchanges; other administrative expenses and costs incurred in connection with the Trust's continuous disclosure public filing requirements and investor relations; any applicable Canadian taxes payable by the Trust or to which the Trust may be subject (including, without limitation, HST or GST and any PST payable on the importation or delivery and transportation by the Trust of physical palladium bullion to a location in Canada and any PST applicable to physical platinum bullion being brought into any province which imposes PST on such bullion where such importation or delivery and transportation does not occur as a result of a redemption of Units for physical platinum and palladium bullion); interest expenses and borrowing costs, if any; brokerage expenses and commissions; costs and expenses relating to the issuance of Units; costs and expenses of preparing financial and other reports; any expenses associated with the implementation and ongoing operation of the independent review committee of the Trust; costs and expenses arising as a result of complying with all applicable laws; and any expenditures incurred upon the termination of the Trust. The aggregate annual operating expenses are estimated to be approximately $0.9 million.

Other Fees and Expenses:

The Trust is responsible for the fees and expenses of any action, suit or other proceedings in which, or in relation to which, the Trustee, the Manager, the Mint, RBC Investor Services as custodian of the assets other than physical platinum and palladium bullion, any sub-custodian, the registrar and transfer agent, the valuation agent and any of their respective officers, directors, employees, consultants or underwriters are entitled to indemnity by the Trust.

        The Trust has retained cash from the net proceeds of its initial offering in an amount not to exceed 3% of the net proceeds of the offering in order to provide available funds for its ongoing expenses and cash redemptions. From time to time, the Trust will sell physical platinum and palladium bullion to replenish this cash reserve. The Trust intends to sell such physical platinum and palladium bullion in proportion to its physical holdings of physical platinum and palladium bullion (to the extent practicable) in order to pay expenses or satisfy redemption requests. Under the Investment and Operating Restrictions, the Trust may hold up to 10% of its total net assets in cash or other specified investments. However, the Manager intends that the cash reserve will not exceed 3% of the value of the NAV at any time.

Fees and Expenses Payable Directly by You

Type of Fee	Amount and Description
Redemption and Delivery Costs:	Except as set forth below, there are no redemption fees payable upon the redemption of Units for cash. However, subject to satisfying the minimum redemption amount of 25,000 Units, a Unitholder redeeming Units for physical platinum and palladium bullion will be responsible for expenses incurred by the Trust in connection with such redemption. These expenses include expenses associated with the handling of the notice of redemption, the delivery and transportation of physical platinum and palladium bullion for Units that are being redeemed, the applicable platinum and palladium storage in-and-out fees and applicable taxes; including, without limitation, HST or GST and any PST associated with the importation, or delivery and transportation, of physical palladium bullion to a location in Canada and any PST applicable to physical platinum bullion being brought by or on behalf of such redeeming Unitholder into any province which imposes PST on such bullion. For greater certainty, the Trust will not be responsible for HST or GST and any PST incurred by a redeeming Unitholder on the importation or delivery and transportation of palladium to a location in Canada. Currently, the delivery fee per ounce of physical platinum and palladium bullion is $0.50 and $5.00, respectively, though these fees are subject to change in accordance with the Storage Agreements. The in-and-out fee per plate or ingot of physical platinum bullion is $4.00 and the in-and-out fee per kilogram of physical palladium bullion is $0.71 (with a minimum of $40.00). Assuming the price of platinum to be $1,400 per ounce and the price of palladium to be $640 per ounce, and using current expense estimates, a Unitholder redeeming a block of 25,000 Units for physical platinum and palladium bullion will be responsible for approximately $1,045 in expenses incurred by the Trust in connection with such redemption, representing 0.42% of the value of the bullion represented by the 25,000 Units so redeemed.
Other Fees and Expenses:	No other charges apply. If applicable, you may be subject to brokerage commissions or other fees associated with trading the Units.

Impact of Trust Expenses on Net Asset Value

        The following table illustrates the impact of expected fees and expenses of the Trust on the Trust's assets for a 12-month period. It assumes that the only sales of physical platinum and palladium bullion will be those needed to pay the Trust's expected expenses, including to replenish the cash reserve the Trust maintains; it does not show the impact of any extraordinary expenses the Trust may incur. Any such extraordinary expenses, if and when incurred, would increase the Trust's expenses and the amount of physical platinum and palladium bullion that would need to be sold to cover the Trust's expenses. Such sales of physical platinum and palladium bullion would decrease the amount of physical platinum and palladium bullion represented by each Unit. The table shows the amount by which the price of platinum and palladium would need to increase to keep the Net Asset Value at the same level after taking into account the Trust's expected expenses. For purposes of this illustration, we have assumed the following as of the beginning of the 12-month period: price per ounce of platinum and palladium of $1,400 and $640, respectively; Net Asset Value of the Trust, $190,000,000, comprised of $94,500,000 in 67,500 ounces of physical platinum bullion, $94,400,000 in 147,500,000 ounces of physical palladium bullion, and $1,100,000 in cash; total number of Units outstanding, 20 million; and NAV per Unit, $9.50. In addition, it assumes annual storage fees for physical platinum bullion at $0.72 per ounce ($0.06 per ounce per month) and for physical palladium bullion at $2.58 per $1,000 in value ($0.2151 per $1,000 per month); estimated listing and regulatory fees, $100,000; estimated accounting fees, $150,000; and estimated other expenses, $138,000.

Net Asset Value at beginning of 12-month period	$190,000,000
NAV per Unit at beginning of 12-month period	$9.50
Management fee	$950,000
Bullion storage fees	$292,222
Estimated listing and regulatory fees	$100,000
Estimated accounting fees	$150,000
Estimated other expenses	$138,000
Harmonized Sales Tax (management fee and bullion storage fee)	$129,818
Total fees and expenses(1)	$1,760,040
Net Asset Value at end of period, after expenses, without increase in price of platinum or palladium	$188,239,960
NAV per Unit at end of period, after expenses, without increase in price of platinum or palladium	$9.41
Percentage by which price of platinum and palladium would need to increase over 12-month period for NAV at end of 12-month period to be equal to NAV at beginning of 12-month period	0.93%

(1)
Does not include one-time expenses associated with the initial offering of the Units, which were estimated to be approximately $14.61 million, or $0.522 per Unit (representing 5.2% per Unit) at the time of the Trust's initial public offering.

Additional Services

        Additional services to be provided to the Trust by the Manager or any of its affiliates that have not been described in this annual report must be on terms that are generally no less favorable to the Trust than those available from arm's length parties (within the meaning of the Tax Act) for comparable services. The Trust will pay all fees or expenses associated with such additional services. The introduction of any fees or expenses that are charged to the Trust which could result in an increase in charges to the Trust requires the prior approval of the Unitholders of the Trust by an ordinary resolution.

        No change in the basis of the calculation of the management fee or other fees or expenses that are charged to the Trust will be made which could result in an increase in charges to the Trust without the prior approval of the Unitholders, other than increased fees or expenses payable by the Trust to parties at arms' length to the Trust where Unitholders are given notice of such increased fees or expenses. The foregoing Unitholder approval is to be expressed by way of an ordinary resolution, which must be approved, in person or by proxy, by Unitholders holding Units representing in aggregate not less than 50% of the value of net assets of the Trust as determined in accordance with the Trust Agreement, at a duly constituted meeting of Unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by Unitholders holding Units representing in aggregate not less than 50% of the NAV as determined in accordance with the Trust.

Overview of the Sectors the Trust Invests In

Platinum and Palladium Industries

        Platinum and palladium are two of six precious metals comprising the PGMs. Platinum and palladium are the PGMs produced in the greatest quantities and are generally viewed as the most significant PGMs in the global marketplace. The other four PGMs (rhodium, ruthenium, iridium and osmium) are produced as co-products of platinum and palladium. PGMs have unique physical attributes, including powerful catalytic properties, strong conductivity and ductility, high levels of resistance to corrosion, strength, durability and high melting points.

        PGMs are found primarily in South Africa and Russia. South Africa is the world's leading platinum producer and the second largest palladium producer. In South Africa, PGMs occur chiefly in the Bushveld Igneous Complex, an irregular oval area approximately 15,000 square miles in size and centrally located in the Transvaal Basin. This complex hosts the world's largest reserve of platinum metals. Russia is the largest producer of palladium, with production concentrated in the Norilsk region. Together, South Africa and Russia accounted for 88% of global platinum mine production and 80% of global palladium mine production in 2011.

        Due to their rarity and relative inertness, platinum and palladium are considered precious metals. Total 2011 mine production of platinum and palladium was approximately 6.5 and 6.6 million ounces, respectively.

Platinum and Palladium Supply

Platinum

        Global mine production of platinum increased by 7% to 6.5 million ounces in 2011, while gross demand increased by 2% to 8.1 million ounces. The market swung into a surplus of 430,000 ounces in 2011, led by rising levels of recovery from Autocatalysts and jewellery scrap, which was partially offset by resurgent purchasing for industrial applications. The Johnson Matthey Platinum 2012 Interim Review projects that in 2012 the platinum market will fall into a deficit of 400,000 ounces. According to the Johnson Matthey 2012 Interim Review, this is largely due to disruptions in PGM group mining that are expected to reduce supplies from South Africa by 600,000 ounces. Overall, the Johnson Matthey 2012 Interim Review projects that global mine production of platinum will decrease by 10% in 2012 to 5.8 million ounces.

Mine Production

        In 2011, 75% of global platinum mine production was from South Africa. The second largest producer in 2011 was Russia at 13%. South African mine production increased from 4.6 million ounces in 2010 to 4.9 million ounces in 2011 after consecutive declines in 2007 and 2008, and flat growth in 2010. The Johnson Matthey 2012 Interim Review projects that in 2012 South African platinum supplies will decline by 12% to 4.25 million ounces due to labour disruptions and the closure of marginal operations.

Scrap and Recycling

        The growth in platinum supply over the last four years has largely been due to a steady increase in the levels of recycled platinum and scrap platinum. From 2001 to 2011 the level of recycled platinum has increased by 1.5 million ounces, which equates to a compound annual growth rate of 14%. In 2011 alone, recycling of platinum rose by 12% to reach 2 million ounces, with 60% of recycled platinum derived from Autocatalysts and 40% from jewellery. The growth in platinum recycling was driven principally by higher returns of end-of-life vehicle catalysts. Scrap and recycled platinum constituted 24% of overall 2011 platinum supply. According to the Johnson Matthey 2012 Interim Review, due to the impact of lower prices for much of the year, recycling of PGMs in Autocatalyst and jewellery applications is forecasted to decline in 2012.

2011 Platinum Supply by Source

Source: Johnson Matthey Platinum 2012 Report.

Palladium

        The palladium market was in a 1.3 million ounce surplus in 2011. 775,000 ounces of palladium were sold from Russian state inventories, although shipments from this source were the lowest in five years. The fall in Russian state stock shipments largely offset growth in output from North America and Zimbabwe as operations ramped up to full production. In aggregate, 2011 mine production and stock sales of palladium were flat at 7.4 million ounces compared to 2010. The Johnson Matthey 2012 Interim Review projects that in 2012 the palladium market will fall into a 915,000 ounce deficit as supplies are expected to be constrained by lower Russian state stocks and reduced recycling, representing a swing of over 2 million ounces from surplus to deficit. The Johnson Matthey 2012 Interim Review forecasts palladium supplies to hit a 9 year low at 6.6 million ounces in 2012, representing an 11% decrease from 2011.

Mine Production

        During 2011, mine production of palladium was dominated by Russia and South Africa, which represented 41% and 39% of global production (excludes supply from Russian stock sales and recycled palladium), respectively.

        Mine production in 2011 was 6.6 million ounces, which compares to a 10-year average mine production of 6.8 million ounces. The Johnson Matthey 2012 Interim Review forecasts that global mine production of palladium will decrease by 4% in 2012, to 6.3 million ounces. According to the Johnson Matthey 2012 Interim Review, this is largely due to disruptions in South African mining operations and falling average grades of newly-refined palladium in Russia.

Scrap and Recycling

        The supply of scrap and recycled palladium has grown at a compound annual growth rate of 24% since 2001 and represented 24% of overall palladium supply in 2011. 71% of recycled palladium came from Autocatalysts in 2011 and 20% came from waste electrical equipment.

2011 Palladium Supply by Source

Source: Johnson Matthey Platinum 2012 Report.

Platinum and Palladium Demand

Platinum

        Gross platinum demand rose by 2% in 2011 to 8.1 million ounces largely as a result of heavy purchasing by the glass industry. The price of platinum fell to a two-year low of $1,364 by the end of 2011 but traded on average at $1,721 for the year as a whole, 7% higher than in 2010. The price of platinum has risen by 3% in 2012 and was $1,445 as at June 3, 2012. According to the Johnson Matthey 2012 Interim Review, gross platinum demand is forecasted to remain relatively flat in 2012 at roughly 8.1 million ounces. The Johnson Matthey 2012 Interim Review projects the anticipated decrease in non-automotive industrial demand to be counter-balanced by a 10% increase in demand from the jewellery industry.

        Demand for platinum is driven primarily by the following sources, in order of relative importance:

  (i)
  the automotive sector;

  (ii)
  jewellery;

  (iii)
  other (non-automotive) industrial manufacturing, including chemical production, electronics manufacturing and glass and petroleum refinement; and

  (iv)
  investment.

2011 Platinum Demand by Source

Source: Johnson Matthey Platinum 2012 Report.

The Automotive Sector

        Platinum is a required component in the manufacturing of automobiles, primarily through its use in Autocatalysts. Platinum is used to form the surface catalyst upon which critical chemical reactions occur, converting exhaust emissions into neutral compounds. Diesel powered vehicles require platinum-based Autocatalysts, whereas gasoline vehicle manufacturers have the option of using palladium-based Autocatalysts. At present, there are no widely used substitutes for platinum or palladium used in Autocatalysts.

        Platinum demand for use in Autocatalysts was 3.1 million ounces in 2011, or 38% of global demand. The robust growth in global vehicle output in 2010, when the automotive industry was in a recovery phase, moderated in 2011. Estimated total vehicle production worldwide rose by around 2 million units to approximately 80 million units in 2011. This led to a 1% increase in platinum demand for the auto industry from 2010 to 2011. The Johnson Matthey 2012 Interim Review projects platinum demand for use in Autocatalysts in 2012 to remain relatively constant at approximately 3.1 million ounces, representing 38% of global demand.

Jewellery

        The second largest source of demand for platinum in 2011 was jewellery manufacturing, which represented 31% of the global demand for platinum. Platinum is sought after for its rarity, silvery-white lustre and resistance to wear and tarnish. The Johnson Matthey 2012 Interim Review projects that in 2012 jewellery will represent the most significant source of demand growth for platinum, with demand growing to 2.7 million ounces, representing 34% of the overall global demand for platinum.

Other (Non-Automotive) Industrial Manufacturing

        Industrial manufacturing includes the chemical sector, the petroleum refining sector, the electrical sector, the glass manufacturing sector, the medical, biomedical and dental sectors and other manufacturing sectors, such as turbines. Total non-automotive industrial demand for platinum jumped by 17% to 2.1 million ounces in 2011. Demand for platinum in industrial applications reached a record high of 2.1 million ounces. New capacity installations, together with pre-buying in anticipation of future growth, increased platinum demand in the glass sector by 44% to 555,000 ounces. Expansions in the petrochemical industry in developing markets and construction of new refining capacity in Europe and North America also drove up demand. The Johnson

Matthey 2012 Interim Review projects that in 2012 non-automotive industrial demand will fall by 13% to 1.8 million ounces.

Investment

        This sector includes the investment and trading activities of both professional and private investors and speculators. These participants range from large hedge funds and mutual funds to day-traders on futures exchanges and retail-level coin collectors.

        Physically-backed investment demand, comprising coins, bars, investments held in allocated accounts and exchange traded products, fell 30% to 460,000 ounces, representing approximately 6% of total reported demand in 2011. Inflows tended to coincide with periods of rising prices. According to the Johnson Matthey 2012 Interim Review, investment demand is expected to grow by 7% in 2012 to 490,000 ounces.

Palladium

        The palladium market was in a 1.3 million ounce surplus in 2011. Gross demand fell by 13% to 8.5 million ounces due to sharply negative investment demand. According to the Johnson Matthey 2012 Interim Review, gross palladium demand is forecasted to increase by 15% to 9.7 million ounces in 2012, driven largely by increased demand from the automotive sector and a return to net positive physical investment.

        Demand for palladium is driven primarily by the following sources, in order of relative importance:

  (i)
  the automotive sector;

  (ii)
  other (non-automotive) industrial manufacturing; and

  (iii)
  jewellery.

2011 Palladium Demand by Source

Source: Johnson Matthey Platinum 2012 Report.

The Automotive Sector

        Palladium, like platinum, is a key component in the manufacturing of automobiles, primarily through its use in gasoline Autocatalysts. Like platinum, palladium can be used to form the surface catalyst upon which critical chemical reactions occur, converting exhaust emissions into neutral compounds. In this regard, palladium is the only known substitute for platinum.

        For the past decade, the largest source of demand for palladium has consistently come from the auto industry (71% of 2011 demand). Given palladium's historically lower price compared to platinum, auto industry manufacturers have shifted from platinum to palladium where practical in Autocatalyst manufacturing. Demand for palladium in the automotive sector increased in 2011 by 8% over 2010 and, with the exception of the recession years of 2008 and 2009, has increased globally over the past nine years. Palladium demand in 2011 was driven by growth in vehicle output in all regions apart from Japan, and greater use of palladium in light duty diesel after-treatment systems. According to the Johnson Matthey 2012 Interim Review, demand for palladium in the automotive sector is expected to increase by 7% to a new high of 6.48 million ounces in 2012, benefitting from continued growth in global vehicle production as well as the continuing substitution of palladium for platinum in diesel after-treatment formulations.

Other (Non-Automotive) Industrial Manufacturing

        Industrial manufacturing includes demand primarily from the electronics, dental and chemical industries. Electronics manufacturing includes palladium resistors and capacitors which are used in the manufacturing of circuit boards.

        Industrial demand for palladium strengthened overall in 2011, increasing by 15,000 ounces to 2.5 million ounces. Rising levels of personal wealth in China and other emerging markets increased the demand for synthetic fibres and plastics, leading in turn to the expansion of bulk chemical production in 2011, which require palladium-containing catalysts in the manufacturing process and plastics. Recovering demand in export markets as well as government strategy in China to increase domestic consumption led to increased demand for process catalyst charges. The Johnson Matthey 2012 Interim Review projects industrial demand for palladium in 2012 to fall by 70,000 ounces, or 3% to 2.4 million ounces.

Investment

        Elevated palladium prices for much of 2011 put many investors in exchange-traded funds in a position to sell at a profit, resulting in total disinvestment of 565,000 ounces in 2011. In contrast, the Johnson Matthey 2012 Interim Review forecasts a net positive physical investment of 385,000 ounces in 2012, representing an increase of 950,000 ounces.

Jewellery

        In 2011, jewellery comprised 6% of the total demand for palladium. Purchasing of palladium by the jewellery industry globally declined by 90,000 ounces in 2011 to 505,000 ounces, as the metal suffered from a lack of positioning and effective marketing in China. Palladium is sought after for use in jewellery since it does not tarnish or wear out. The Johnson Matthey 2012 Interim Review projects that in 2012 jewellery demand will fall for the seventh consecutive year to 450,000 ounces, which represents 4.6% of the total demand.

World Platinum and Palladium Supply and Demand

        The following tables illustrate the global supply (by region and through recycling) and demand (by usage) since 2001. These tables are based on information provided in the Johnson Matthey Platinum reports.

World Platinum Supply and Demand (2001-2012)

	Platinum
Supply ('000 ounces)	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012E
South Africa	4,100	4,450	4,630	5,010	5,115	5,295	5,070	4,515	4,635	4,635	4,855	4,250
North America	360	390	295	385	365	345	325	325	260	200	350	340
Russia	1,300	980	1,050	845	890	920	915	805	785	825	835	790
Zimbabwe	n/a	n/a	n/a	n/a	155	165	170	180	230	280	340	360
Others	100	150	225	250	115	105	120	115	115	110	100	100
Recycling	530	565	645	690	1,270	1,415	1,590	1,830	1,405	1,830	2,045	1,830

Total Supply	6,390	6,535	6,845	7,180	7,910	8,245	8,190	7,770	7,430	7,880	8,525	7,670

Demand by Use ('000 ounces)
Autocatalyst	2,520	2,590	3,270	3,490	3,795	3,905	4,145	3,655	2,185	3,075	3,105	3,070
Chemical	290	325	320	325	325	395	420	400	290	440	470	450
Electrical	385	315	260	300	360	360	255	230	190	230	230	200
Glass	290	235	210	290	360	405	470	315	10	385	555	225
Investment	90	80	15	45	15	(40)	170	555	660	655	460	490
Jewellery	2,590	2,820	2,510	2,160	2,465	2,195	2,110	2,060	2,810	2,420	2,480	2,725
Medical and Biomedical	n/a	n/a	n/a	n/a	250	250	230	245	250	230	230	240
Petroleum	130	130	120	150	170	180	205	240	210	170	210	200
Other	465	540	470	470	225	240	265	290	190	300	355	470

Total Demand	6,760	7,035	7,175	7,230	7,965	7,890	8,270	7,990	6,795	7,905	8,095	8,070

Movement in Stocks	(370)	(500)	(330)	(50)	(55)	355	(80)	(220)	635	(25)	430	(400)

World Palladium Supply and Demand (2001-2012)

	Palladium
Supply ('000 ounces)	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012E
South Africa	2,010	2,160	2,320	2,480	2,605	2,775	2,765	2,430	2,370	2,640	2,560	2,400
North America	850	990	935	1,035	910	985	990	910	755	590	900	890
Russia — Production	4,340	1,930	2,950	4,800	3,135	3,220	3,050	2,700	2,675	2,720	2,705	2,600
Russia — Stock Sales	n/a	n/a	n/a	n/a	1,485	700	1,490	960	960	1,000	775	250
Zimbabwe	n/a	n/a	n/a	n/a	125	135	135	140	180	220	265	280
Others	120	170	245	265	145	135	150	170	160	185	155	150
Recycling	280	370	410	530	990	1,230	1,565	1,615	1,430	1,850	2,345	2,240

Total Supply	7,600	5,620	6,860	9,110	9,395	9,180	10,145	8,925	8,530	9,205	9,705	8,810

Demand by Use ('000 ounces)
Autocatalyst	5,090	3,050	3,450	3,790	3,865	4,015	4,545	4,465	4,050	5,580	6,030	6,480
Chemical	250	255	265	310	415	440	375	350	325	370	445	530
Dental	725	785	825	850	815	620	630	625	635	595	550	540
Electrical	670	760	900	920	1,275	1,495	1,550	1,370	1,370	1,410	1,380	1,210
Jewellery	240	270	260	930	1,490	1,140	950	985	775	595	505	450
Investment	—	—	30	200	220	50	260	420	625	1,095	(565)	385
Other	65	90	110	90	265	85	85	75	70	90	105	130

Total Demand	7,040	5,210	5,840	7,090	8,345	7,845	8,395	8,290	7,850	9,735	8,450	9,725

Movement in Stocks	560	410	1,020	2,020	1,050	1,335	1,750	635	680	(530)	1,255	(915)

Source: Johnson Matthey Platinum Reports: 2012 Interim Review (for 2012E); 2012 (for years 2007-2011); 2010 (for year 2005-2006); and 2009 (for years 2001-2004).

        The following charts show the breakdown by region of global demand for platinum and palladium, respectively, in 2011.

2011 Platinum Demand by Region

Source: Johnson Matthey Platinum 2012 Report.

2011 Palladium Demand by Region

Source: Johnson Matthey Platinum 2012 Report.

Operation of the Platinum and Palladium Markets

        Physical platinum and palladium can be bought and sold through various intermediaries such as precious metal traders and various precious metal exchanges. Additionally, physical platinum and palladium coins and bars can also be purchased through government mints.

        Futures on platinum and palladium are traded on two major exchanges: The New York Mercantile Exchange, which we will refer to as NYMEX, and Tokyo Commodities Exchange, which we will refer to as the TOCOM. The NYMEX accounts for the majority of palladium trading volume and has seen increased levels of activity over the past five years. Smaller markets include Shanghai, Mumbai and Johannesburg. The platinum market traded 155 million ounces and the palladium market traded 105.5 million ounces in 2010.

        The LPPM is a London-based trade association that acts as the coordinator for activities conducted on behalf of its members and other participants in the London platinum and palladium markets. Members of the LPPM act as the over-the-counter, which we will refer to as the OTC, market-makers for platinum and palladium. Most OTC market trades are cleared through London. The LPPM plays an important role in setting OTC precious metals trading industry standards. Members of the LPPM typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction. This is known as an OTC market, as opposed to an exchange-traded environment. The OTC market allows flexibility unlike a futures exchange, where trading is based around standard contract units, settlement dates and delivery specifications. It also provides confidentiality, as transactions are conducted solely between the two principals involved.

        In the OTC market, platinum and palladium that meet the specifications for weight, dimensions, fineness (or purity), identifying marks (including the assay stamp of an LPPM-acceptable refiner) and appearance set forth in the LPPM "London/Zurich Good Delivery List" are a standard "Good Delivery plate or ingot". A Good Delivery plate or ingot must contain between 32.151 troy ounces and 192.904 troy ounces of platinum or palladium with a minimum fineness (or purity) of 999.5 parts per 1,000. A Good Delivery plate or ingot must also bear the stamp of one of the refiners listed on the LPPM-approved list.

Rationale for an Investment in Platinum and Palladium

The primary PGM producing countries are experiencing factors that may lead to a decline in production

        The Manager believes that the PGM industry globally will experience increasing challenges that will impact both the cost and quantities of PGM production. As noted above, while demand for platinum and palladium has grown over the past few years, supply from mining operations has remained relatively flat, despite rising prices.

        In particular, PGM producers with operations in South Africa (representing 75% of global platinum production and 39% of global palladium production) are experiencing production challenges, caused by both internal and external factors. From a production standpoint, ore grades of existing operations are generally declining and mining operations are progressing to lower depths, with associated increased costs of production. The graph below shows declining average ore grades (g/t) for both platinum and 3E PGM production. "3E PGM" means a hypothetical basket composed of approximately 60% platinum, 30% palladium and 10% rhodium by value.

Average Ore Grades (H1/2012)

Source: CIBC World Markets Equity Research 2012.

        Accelerating wage demands in the South African mining sector have led to worker strikes and subsequent settlements in the range of 10% to 14% annual wage increases. These labour settlements will have a significant impact on overall costs, since labour costs constitute roughly 60% of total production costs. The graph below shows average cash margin as a percentage of metal prices since 1998. Cash margins have tightened over the last decade, despite a strengthening 3E PGM basket pricing environment. "Cash margin" is derived by dividing the PGM basket price minus the cash cost by the PGM basket price.

Cash Margin of 3E PGM Basket Price

        The Manager believes that these factors have affected the current production environment. Since 2006, platinum production in South Africa has decreased by 19% (see chart below), and the rising costs associated with production, particularly wages, have reduced the margins for producers despite increases in prices during this time period.

South African Platinum Output (1982-2012)

Source: CIBC World Markets Equity Research 2012.

        The Manager believes that the PGM industry also faces a newer and potentially more damaging threat in South Africa — increased rhetoric and political pressure regarding possible nationalization, community participation, increased or "super" taxation, renewed community participation or some combination of the above under the umbrella of increased ownership by the state.

        Finally, the availability and cost of electric power in South Africa continues to be precarious, which may have a large impact on production, since power accounts for approximately 10% of total production costs. Eskom, the national electrical supplier, has stated that blackouts were only avoided this past year due to mine shutdowns resulting from the aforementioned strike actions.

        While Zimbabwe is a small producer of platinum and palladium, it is one of the few countries that has the potential to expand production in a significant manner. However, industry plans for production increases in Zimbabwe have recently suffered setbacks due to increasing political tensions and threats over security of tenure. Recent initiatives by the government include increasingly forceful demands for the assignment of a 51% stake in existing operations to indigenous Zimbabweans and a ban on the export of raw platinum metals. The Manager believes that the situation in Zimbabwe is very fluid, with the continued threat of nationalization, corruption, insufficient power and transport infrastructure, social and political turmoil between the two governing parties, and the prospect of strife concerning the struggle to succeed the aging Robert Mugabe.

        The Manager believes that the political environment in both South Africa and Zimbabwe, in addition to increased cost pressures for both labour and power, will reduce the ability and willingness of industry participants to make investments in sustaining capital required to maintain, let alone increase, current production. Such a curtailment will also likely lead to further long-term supply and cost issues since many of the mines may fall behind on developing new reserves.

        In Russia, which represents 13% of global platinum production and 41% of global palladium production, active mines in the Norilsk region of Russia are showing declining grades of ore extracted, which suggest that production levels at these mines may have peaked. In addition, Russia palladium stockpiles are believed to be dwindling and possibly exhausted. In 2011, stock shipments were 775,000 oz, which is the lowest level in five years. Palladium sales from these stockpiles may subsequently materially decrease or cease altogether. The Johnson Matthey 2012 Interim Review projects that Russian stock shipments will be as low as 250,000 ounces in 2012, and remains of the view that the sale of material this year will represent most of the remaining sale inventory.

        The Manager believes also that industry participants have spent significant time and money trying to find economic deposits of PGMs outside of South Africa, with very limited success.

The PGM industry's production base is facing significant cost pressure, with cash costs approaching current PGM prices

        The graph on the left below compares the first half of calendar year 2012 industry cash costs plus capital expenditure per 3E PGM ounce equivalent for PGM producers (the bar chart) against the average realized platinum price received by mine producers for standard 3E PGM basket (the solid line). Mines with costs above the average realized 3E PGM basket price are now delivering negative cash flow after capital expenditures. The graph on the right shows the implied cash margin after capital expenditures. These graphs illustrate that currently over 50% of production is cash flow negative and that there are only five producers that generate positive cash margins. However these graphs do not reflect the full impact of the anticipated increased wage labour agreements not yet in place, which the Manager believes will increase the average industry cost base by approximately an additional 6% or 7%. As cash costs rise above the average platinum price, the Manager believes that production will decrease as companies are forced to shut down operations with negative cash flow. In addition, the Manager believes that existing producers will need to make significant capital investments in the future to maintain production, which may be challenging in an environment where such producers face difficulties earning their cost of capital. If producers are unwilling to make such capital investments, future production of platinum and palladium may decline, leading to added demand pressure in a level or declining supply environment.

Global 3E PGM Cost Curve (H1/2012)	Cash Margin After Capex (H1/2012)

Source: CIBC World Markets Equity Research 2012.

PGMs — High supply risk according to British Geological Survey

        The British Geological Survey's risk list 2012 provides an indication of the relative risk to the supply of 41 chemical elements or element groups of global economic importance. The risk list gives an indication as to which elements might be subject to supply disruption. The ranking system for 2012 was based on seven equally weighted criteria:

  •
  scarcity in the Earth's crust;

  •
  production concentration — location of principal producers and contribution to global supply;

  •
  reserve distribution — global distribution of reserves;

  •
  recycling rate;

  •
  substitutability;

  •
  governance (top producing nation); and

  •
  governance (top reserve-hosting nation).

        PGMs received a high supply risk index of 7.6 which is in-line with niobium, cobalt, thorium, indium, gallium and arsenic.

Reproduced with the permission of the British Geological Survey ©NERC. All rights reserved. CP11/108.

Anticipated decline in Russian stock sales of palladium

        Russian stock sales accounted for 8% of the 2011 total palladium supply. Both Johnson Matthey, the world leader in platinum distribution, and the Manager believe there will be one more year of sales from Russian stockpiles. The Manager believes confirmation of an end to the Russian overhang should result in the palladium price rising and the platinum-palladium price differential narrowing.

The Manager believes that demand for PGMs for automobile and industrial applications will continue to grow

        Platinum and palladium are essential components in Autocatalysts — they are the catalyst upon which the reaction converting exhaust emissions into neutral substances occurs. At present, there are no widely used substitutes for platinum and palladium in catalytic converters. As pollution standards around the world become increasingly strict, the use of additional platinum and palladium required in the manufacturing of Autocatalysts to meet these stricter standards is expected to increase. As new industrial applications for platinum and palladium, such as fuel cells continue to emerge, the Manager believes that industrial demand will require increasingly larger amounts of platinum and palladium in the future.

        While North American and European vehicle sales have been volatile between 2008 and 2011 as a result of economic conditions, Asian vehicle sales growth has been strong, particularly for industrial vehicles. Chinese vehicle production is estimated to grow at 5% per annum over the next 3 years according to IHS Global. China has recently surpassed the U.S. to become the largest auto maker globally. Annual growth of this market has recently been in the 6% to 45% range. In 2010, China adopted the Euro IV emission standard on a national basis. These more stringent emission guidelines are expected to materially increase the PGM loadings in Chinese-produced vehicles. The graphs below show global gasoline vehicle production and palladium loading, global diesel vehicle production and platinum loading, and Chinese gasoline vehicle production and palladium loading, respectively.

Global Gasoline Vehicle Production and Palladium Loading	Global Diesel Vehicle Production and Platinum Loading

Chinese Gasoline Automobile Demand (MM$)/Palladium Loading Per Car (g/car)

Source: CIBC World Markets Equity Research 2012.

        In addition, the continued expansion of more stringent emissions standards across Asia is increasing both palladium and platinum loadings per vehicle. Overall, the Manager believes that global demand growth for Autocatalysts, while sensitive to economic factors, should remain relatively steady despite potential near-term economic instability. The graph below shows the continued growth of PGM use in auto production for both gasoline and diesel vehicles.

Global Automotive Platinum and Palladium Demand (MMoz)

Source: CIBC World Markets Equity Research 2012.

Platinum and palladium are increasingly purchased for investment purposes

        Investment demand for platinum was positive at 460,000 ounces in 2011 but 195,000 ounces lower than in 2010. Investment demand for palladium turned negative in 2011 by 565,000 ounces, becoming, in essence, a source of supply, due to the liquidation in the ETF market. After a year of reduced investment in the case of platinum and net disinvestment for palladium, Johnson Matthey believes that the changing market balance is likely to encourage positive sentiment. In 2012, Johnson Matthey expects that investment demand for platinum will grow by 30,000 ounces to 490,000 ounces and investment demand for palladium will grow by 950,000 ounces to 385,000 ounces.

        As is the case with other precious metals, the Manager notes that most demand/supply calculations and forecasts utilize a demand category titled "other". The Manager believes that this category is comprised principally of other investment demand, and that investment demand has become a long-term factor in all precious metals markets. Furthermore, the Manager believes that as government debt and currencies are increasingly called into question by the financial community, this demand category may increase. For the purpose of defining this potentially significant category, this demand will be referred to by the Manager as "monetary substitution" demand.

        As with gold or silver, the Manager believes that platinum and palladium can help protect an investment portfolio from inflation, deflation, economic slowdown and currency devaluation.

The platinum jewellery industry is exhibiting signs of continued and strong growth

        Jewellery purchases are by definition mostly discretionary and are therefore sensitive to consumer income. Platinum jewellery demand increased in 2011 to 2.5 million ounces, driven mainly by growth in the Chinese market with good growth from a low base in India.

        The chart below shows that China has emerged as the largest platinum jewellery consumer globally, accounting for nearly 70% of the market. This is despite the very recent birth of this Chinese industry in the early 1990's. Based on reports from the CPM Platinum Group Metals Yearbook 2011, much of the growth in Chinese jewellery demand has been fuelled by the growing popularity of platinum jewellery by the younger generations of affluent Chinese, who view it as more up-scale alternative to gold and silver. Platinum is favored by wedding purchasers. Due to the expansion plans of several leading retailers of platinum jewellery, the Manager believes that Chinese demand for PGM jewellery will continue to grow.

Global Platinum Jewellery Demand

Source: CIBC World Markets Equity Research 2012.

        This growing trend partially contributes to the continuing increase of platinum purchased on the Shanghai Exchange (see graph below). From 2006 to 2011, platinum purchases doubled on the Shanghai Exchange.

Platinum Purchased on Shanghai Exchange (MMoz)

Source: CIBC World Markets Equity Research 2012.

Promising new growth in the production of fuel cells

        Platinum is widely used in the production of fuel cells, forming the catalytic surface upon which the reaction separating hydrogen from oxygen occurs. Platinum is the most efficient of these surfaces, a platinum-ruthenium alloy is the only close substitute. Fuel cells are becoming increasingly commercialised, recently for stationary power generation and niche vehicles such as forklifts, as well as longer term for light duty vehicles. The Manager believes demand for platinum will increase as the full impact of fuel cell growth is felt beyond 2011. These prospects should continue to support platinum demand and prices.

Platinum and palladium have exhibited strong price performance relative to other asset classes

        The prices of platinum and palladium have appreciated considerably over the past ten, five and three years. As demonstrated in the tables below, an investment in platinum would have outperformed both the S&P 500 and the S&P/TSX Composite indices over the past 10 years. An investment in palladium would have outperformed both the S&P 500 and the S&P/TSX Composite indices over the past 3 and 5 year time frames and the S&P 500 Index over the 10 year time frame.

Historical Total Returns (Compounded Annual Returns)(1)

				Annualized
	3-Months		1-Year	3-Year	5-Year	10-Year
Platinum	4.5%		1.9%	2.9%	1.6%	10.3%
Palladium	3.5%		9.4%	21.1%	12.8%	8.7%
Gold	5.5%		3.0%	14.5%	16.7%	18.5%
S&P 500 Index TR	(1.0%	)	19.3%	10.7%	1.9%	6.4%
S&P/TSX Composite Index TR	0.6%		5.8%	4.3%	1.1%	9.1%

Source: Bloomberg, November 21, 2012.

(1)
The information provided in this table is historical and should not be taken as an indication of future returns. The Trust will not necessarily replicate the performance of spot platinum or palladium prices due to, among other things, fees and expenses associated with the Trust.

Historical Price Chart

        The past ten years for platinum and the past seven years for palladium have demonstrated, aside from the global recession in 2008, steady platinum and palladium price appreciation.

10 Year Price History of Platinum (US$/troy ounce)(1)

10 Year Price History of Palladium (US$/troy ounce)(1)

Source: Bloomberg, November 21, 2012.

(1)
The information provided in these graphs is historical and should not be taken as an indication of the future price of platinum or palladium.

C.    Organizational Structure

The Manager

        Pursuant to the Management Agreement and the Trust Agreement, the Manager acts as the manager of the Trust. The Manager is a limited partnership formed and organized under the laws of the Province of Ontario, Canada, pursuant to the Limited Partnerships Act (Ontario) by declaration dated September 17, 2008. The general partner of the Manager is Sprott Asset Management GP Inc., which is a corporation incorporated under the laws of the Province of Ontario, Canada, on September 17, 2008. The general partner is a wholly-owned subsidiary of Sprott Inc., which is a corporation incorporated under the laws of the Province of Ontario, Canada, on February 13, 2008. Sprott Inc. is also the sole limited partner of the Manager. Sprott Inc. is a public company listed on the TSX under the symbol "SII". Pursuant to an internal corporate reorganization of Sprott Inc. completed on June 1, 2009, the Manager acquired the assets related to Sprott Asset Management Inc.'s portfolio management business.

        As of September 30, 2012, the Manager, together with its affiliates and related entities, had assets under management totalling Cdn$10.3 billion, and provided management and investment advisory services to many entities, including private investment funds, the Sprott Mutual Funds, the Sprott discretionary managed accounts, and management of certain companies through its subsidiary, Sprott Consulting LP. The following chart illustrates the relationships of the Sprott entities discussed above:

(1)
Sprott Asset Management GP Inc. is the general partner of Sprott Asset Management LP, a Canadian portfolio manager and exempt market dealer.

(2)
Sprott Private Wealth GP Inc. is the general partner of Sprott Private Wealth LP, a Canadian investment dealer.

(3)
Sprott Consulting GP Inc. is the general partner of Sprott Consulting LP.

(4)
SAMGENPAR, Ltd. is the general partner of certain of the Sprott offshore hedge funds.

(5)
Sprott GenPar Ltd. is the general partner of certain of the Sprott Canadian hedge funds.

(6)
Sprott US Holdings Inc. was formed as the sole shareholder of Rule Investments Inc. (which in turn owns Global Resource Investments Ltd), Terra Resource Investment Management Inc., and Resource Capital Investments Corp., which we will refer to as the Global Companies.

D.    Property, Plant and Equipment

        The Trust does not own any real estate or other tangible assets not intended for sale in ordinary course of operations.

ITEM 4A — UNRESOLVED STAFF COMMENTS

        None.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in Item 18. — Financial Statements. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the "Risk Factors" section and elsewhere in this report.

A.    Results of Operations

        On December 21, 2012, the Trust closed its initial public offering with the sale of 28,000,000 Units, at $10.00 per Unit, for gross proceeds of $280,000,000.

        Of the $280.0 million gross proceeds raised through the above transactions, the Trust paid approximately $14.61 million in respect of underwriting commissions and other expenses related to the offering detailed above, invested $131,105,718 million in physical platinum bullion at an average cost of $1,593.28 per troy ounce and $131,136,475 million in physical palladium bullion at an average cost of $697.74 per troy ounce and retained $3,147,807 million in cash in order to provide available funds for the Trust's ongoing expenses and potential cash redemptions. No Unit redemptions have occurred since the inception of the Trust.

        The value of the net assets of the Trust as of December 31, 2012 was $261.9 million or $9.35 per Unit. The Trust held 81,505 ounces of physical platinum bullion and 169,027 ounces of physical palladium bullion as of December 31, 2012.

        For the period from January 1, 2012 to December 31, 2012, total unrealized losses on physical platinum bullion amounted to $4.4 million and total unrealized gains on physical palladium bullion amounted to $1.0 million.

        The Units closed at $9.99 on the NYSE Arca and $9.95 on the TSX on December 31, 2012. The Units are denominated in U.S. dollars on both exchanges.

        The Trust's net asset value per Unit on December 31, 2012 was $9.35. During the period from December 21, 2012 to December 31, 2012, the Trust's Units traded on the NYSE Arca at an average premium to net asset value of approximately 4.9%.

B.    Liquidity and Capital Resources

        This item is not applicable.

C.    Research and Development, Patents and Licenses, etc.

        The Trust did not engage in research and development.

D.    Trend Information

        This item is not applicable.

E.    Off-Balance Sheet Arrangements

        The Trust did not engage in off-balance sheet arrangements.

F.     Tabular Disclosure of Contractual Obligations

        This item is not applicable.

G.    Safe Harbor

        See Cautionary Statement Regarding Forward Looking Statements at the beginning of this annual report.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The name, municipality of residence and position(s) of the Manager and the general partner of the Manager, and the principal occupation of the directors and senior officers of the Manager and of the general partner of the Manager are as follows:

Name and Municipality of Residence	Position with the Manager	Position with the General Partner	Principal Occupation
Eric S. Sprott Oakville, Ontario, Canada	Chief Executive Officer and Senior Portfolio Manager	Chief Executive Officer, Chief Investment Officer and Director	Chairman and Chief Investment Officer of Sprott Inc.; Chief Executive Officer and Senior Portfolio Manager of the Manager.
James R. Fox Toronto, Ontario, Canada	President	President and Director	President of the Manager and the general partner of the Manager.
Steven Rostowsky Thornhill, Ontario, Canada	Chief Financial Officer	Chief Financial Officer and Director	Chief Financial Officer of Sprott Inc., the Manager and the general partner of the Manager.
Kirstin H. McTaggart Mississauga, Ontario, Canada	Chief Compliance Officer	Corporate Secretary, Chief Compliance Officer and Director	Chief Compliance Officer of the Manager.
John Ciampaglia Caledon, Ontario, Canada	Chief Operating Officer	Chief Operating Officer	Chief Operating Officer of the Manager
Allan Jacobs Toronto, Ontario, Canada	Senior Portfolio Manager, Director of Small Cap Investments	Director	Senior Portfolio Manager, Director of Small Cap Investments of the Manager.
John Wilson Toronto, Ontario, Canada	Co-Chief Investment Officer	—	Co-Chief Investment Officer of the Manager
Scott Colbourne, Toronto, Ontario, Canada	Co-Chief Investment Officer	—	Co-Chief Investment Officer of the Manager

        Set out below are the particulars of the professional experience of the directors and senior officers of the Manager and the general partner of the Manager:

Eric Sprott

        Mr. Sprott has over 40 years of experience in the investment industry and has managed client funds for 28 years. Mr. Sprott entered the investment industry as a Research Analyst at Merrill Lynch Canada Inc. In 1981, he founded Sprott Securities Limited (a predecessor to Sprott Securities Inc. and now Cormark Securities Inc.). After establishing Sprott Asset Management Inc., the predecessor of the Manager, in December 2001 as a separate entity, Mr. Sprott divested his entire stake in Sprott Securities Inc. to its employees. In May 2008, Sprott Asset Management Inc. completed its initial public offering through a newly-established holding company, Sprott Inc., and in June 2009 underwent a corporate reorganization. Since the initial public offering and corporate reorganization and until September 7, 2010, Mr. Sprott served as the Chief Executive Officer of Sprott Inc. He currently serves as the Chief Executive Officer and Chief Investment Officer

of the Manager and the general partner of the Manager and the Chairman of the board of directors of Sprott Inc. Mr. Sprott is also the Portfolio Manager responsible for the Sprott Hedge Fund LP, Sprott Hedge Fund LP II, Sprott Offshore Fund, Sprott Offshore Fund II, Sprott Canadian Equity Fund, Sprott Energy Fund, Sprott Physical Gold Trust, Sprott Physical Silver Trust and the Sprott discretionary managed accounts. Mr. Sprott graduated with a Bachelor of Commerce from Carleton University in 1965 and was awarded an Honorary Doctorate from Carleton University in 2003. Mr. Sprott received his Chartered Accountant designation in 1968.

James Fox

        Mr. Fox currently serves as the President of the Manager. From February 2005 to November 2009, Mr. Fox served as Senior Vice-President of Sales & Marketing at the Manager where he initiated the development of new products, formed a wholesale group to increase fund distribution and led marketing efforts to increase the Manager's brand awareness in Canada and abroad. Mr. Fox has been a key contributor to the Manager's sales effort and strategic business initiatives, which have resulted in assets under management growing from $50 million to $9.7 billion over his tenure. Mr. Fox joined the Manager (and its predecessor Sprott Asset Management Inc.) in June 1999. Mr. Fox graduated with a Bachelor of Arts (Finance and Economics) from the University of Western Ontario in 1996 and a Masters of Business Administration from the Rotman School of Management at the University of Toronto in 1999.

Steven Rostowsky

        Mr. Rostowsky joined Sprott Inc. in March 2008 as Chief Financial Officer and currently also serves as Chief Financial Officer of the Manager and the general partner of the Manager. Prior to March 2008, he was a Senior Vice-President, Finance & Administration at the Investment Dealers Association of Canada (now part of the Investment Industry Regulatory Organization of Canada), which we will refer to as the IDA. As a member of the IDA's senior management team, Mr. Rostowsky was responsible for non-regulatory functional areas including Finance, Human Resources, Information Technology and the Association Secretary. Prior to joining the IDA in January 2005, Mr. Rostowsky was the Chief Financial Officer and the Chief Compliance Officer of Guardian Group of Funds Ltd. since July 2001 when Guardian Group of Funds was acquired by the Bank of Montreal. At that time he was a Vice-President, Finance for Guardian Capital Group Limited, Guardian Group of Funds' former parent company. Mr. Rostowsky is a Chartered Accountant and a Chartered Financial Analyst, and graduated with a Bachelor of Business Science (Finance) and a post-graduate accounting degree, both from the University of Cape Town, South Africa.

Kirstin McTaggart

        Ms. McTaggart joined the Manager (and its predecessor Sprott Asset Management Inc.) in April 2003 as a compliance officer and subsequently became the Chief Compliance Officer in April 2007. Ms. McTaggart currently also serves as the Corporate Secretary of the general partner of the Manager, Sprott Inc., Sprott Private Wealth LP and Sprott Private Wealth GP Inc. Ms. McTaggart has accumulated over 21 years of experience in the financial and investment industry. Prior to April 2003, Ms. McTaggart spent five years as a Senior Manager at Trimark Investment Management Inc., where her focus was the development of formal compliance and internal control policies and procedures.

John Ciampaglia

        Mr. Ciampaglia joined the Manager in April 2010 as its Chief Operating Officer. Mr. Ciampaglia began his career in the investment management business in 1993. Before joining the Manager, Mr. Ciampaglia spent 10 years with Invesco Trimark, one of the largest investment management firms in Canada and part of the Invesco group of companies. Mr. Ciampaglia was a Senior Executive at Invesco Trimark and was an active member of Invesco Trimark's Executive Committee. Mr. Ciampaglia held the position of Senior Vice President, Product Development from April 2001 until April 2010 and was responsible for overseeing product development across multiple product lines and distribution channels. Mr. Ciampaglia also played a key role in initiating and leading the implementation of various strategic initiatives at Invesco Trimark. Prior to joining Invesco Trimark,

Mr. Ciampaglia spent more than four years at Toronto Dominion Asset Management, where he held progressively senior roles in product management, research and treasury.

Allan Jacobs

        Mr. Jacobs joined the Manager in August 2007 as Director of Small Cap Investments with focus on the Sprott Small Cap Funds. Mr. Jacobs has over 24 years of experience in the investment industry. Prior to August 2007, he was Vice-President and Managing Director since May 1993 and head of Canadian Small Cap Equities at Sceptre Investment Counsel Limited, where he was employed for the previous 14 years. Mr. Jacobs was also the Portfolio Manager of the Sceptre Equity Growth Fund, as well as Portfolio Manager of the Sceptre Canadian Equity Small Cap Pooled Fund and the Canadian small cap component of all other institutional portfolios. Mr. Jacobs currently manages the Sprott Small Cap Hedge Fund (formerly the Sceptre Small Cap Opportunities Fund). Since April 1993, he was an integral part of the Canadian Equity team at Sceptre and was appointed as a Managing Director of Sceptre in 1996. Prior to April 1993, Mr. Jacobs spent four years at Canada Life Investment Management Limited as the Portfolio Manager responsible for Canadian small cap equities and, prior to that, was employed by Old Mutual, as the Portfolio Manager responsible for its flagship $5 billion fund, which was the largest equity fund in South Africa.

John Wilson

        In February 2012, John Wilson joined the Manager as Senior Portfolio Manager. John has over 25 years of investment and business experience. John is the lead portfolio manager on the Sprott Enhanced Equity Class and the Sprott Opportunities Fund and he co-manages the Sprott Enhanced Balanced Fund with the Manager's Fixed Income team. From 2009 to 2012, he was Chief Investment Officer of Cumberland Private Wealth Management. Previously, he was the founder of DDX Capital Partners, an alternative investment manager from 2004 to 2008. From 2000 to 2003, John was Managing Director and a top-rated technology analyst at RBC Capital Markets; and previously, a Director at UBS Canada. John is an MBA graduate of The Wharton School, University of Pennsylvania and has also earned a Bachelor of Science degree in Electrical Engineering from Queen's University. In January, 2013, John was appointed Co-Chief Investment Officer of the Manager.

Scott Colbourne, CFA

        Scott Colbourne joined the Manager in March 2010 as a senior portfolio manager and has almost 25 years of global fixed income and currency market experience. He is the lead portfolio manager for the Sprott Diversified Yield Fund, Sprott Short-Term Bond Fund, Sprott Absolute Return Income Fund and Sprott Strategic Fixed Income Fund. Previously, Scott was senior Vice President and portfolio manager at AGF Funds Inc. where he managed all of the fixed income mandates and co-managed balanced funds. He was also a managing director and partner at a Canadian hedge fund focusing on global fixed income and currency management. Prior to joining the Manager, Scott was a senior fixed income portfolio manager at TD Asset Management, where he was part of a team that managed all the firm's active fixed income institutional, retail and private client assets. Scott began his career at the Bank of Canada where he worked in both research and trading which assisted in the execution of monetary policy. He is a four time winner of the Best Foreign Bond Fund at the Morningstar Canadian Investment Awards. Scott is a CFA Charter holder and has an MBA from University of Toronto and an Honours BA from Queens University. In January 2013, Scott was appointed Co-Chief Investment Officer of the Manager.

B.    Compensation

        Not Applicable.

C.    Board Practices

        Not Applicable.

D.    Employees

        Not Applicable.

E.    Share Ownership

        The Units beneficially owned by the directors of the General Partner and senior managers of the Manager are disclosed below in Item 7. — Major Shareholders and Related Party Transactions.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        As of April 25, 2013 no director or executive officer of the General Partner or the Manager owned any of our Units, and no person was known to us to beneficially own more than 5% of our issued and outstanding Units.

B.    Related Party Transactions

Management Fees

        Subsequent to the initial public offering which closed on December 21, 2012, the Trust pays the Manager a monthly management fee equal to 1/12 of 0.50% of the value of net assets of the Trust (determined in accordance with the Trust Agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month.

Operating Expenses

        The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, accounting and trustee fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical platinum and palladium bullion and any expenses associated with the implementation and on-going operation of the independent review committee.

C.    Interest of Experts and Counsel

        Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        See Item 18.

Dividend Policy

Distribution of Net Income and Net Realized Capital Gains to Unitholders

        The Trust does not anticipate making regular cash distributions to Unitholders. However, as of the last Business Day of each fiscal year or such other time as the Manager otherwise determines, the Manager will determine the net income and net realized capital gains in accordance with the Trust Agreement. The initial distribution policy of the Trust will be to make an annual distribution of such net income and net realized capital gains, if any, to Unitholders through a distribution of additional Units to the extent that such income or gains is not being allocated to Unitholders whose Units were redeemed in the year. All distributions are at the discretion of the Trustee, acting on the direction of the Manager.

        Distributions, if any, of net income or net realized capital gains will generally be made to Unitholders who were Unitholders of record as of 5:00 p.m., Toronto time, on the last Business Day prior to any relevant distribution date. The amounts to be paid to a Unitholder will be the amount of net income or net realized capital gains determined pursuant to the Trust Agreement divided by the total number of Units outstanding at 5:00 p.m., Toronto time, on the distribution date multiplied by the number of Units held by such Unitholder as of 5:00 p.m., Toronto time, on the applicable distribution date. Notwithstanding the foregoing, the Manager may adopt a method of allocating an appropriate proportion of net income and net realized capital gains to Unitholders that redeemed Units during the year. All distributions, if declared and paid, will be calculated and, if a cash distribution, paid in United States currency.

        It is the intention that the total amount due and payable in any year will not be less than the amount necessary to ensure that the Trust will not be liable for income tax under Part I of the Tax Act for such year after taking into account the Trust's entitlement to a capital gains refund, if any, and amounts of realized capital gains or net income that are being allocated to Unitholders whose Units were redeemed in the year. The Manager may direct that such distribution or payment will be due and payable by the Trust in cash or reinvested in additional Units. Where distributions are payable in additional Units, the Trust's registrar or transfer agent, acting on the direction of the Manager, may round up or round down the number of Units in order to avoid the Trust issuing fractional Units. Any additional Units that are issued in this manner will be of the same class or series of a class at a price equal to the NAV per Unit as of the valuation time on the applicable distribution date, and the Units will be immediately consolidated so that the number of outstanding Units following the distribution will equal the number of Units outstanding prior to the distribution.

        Notwithstanding the foregoing paragraph, where Canadian tax is required to be withheld in respect of a Unitholder's share of a distribution paid in Units, the consolidation will result in such Unitholder holding that number of Units equal to the product of (i) the sum of the number of Units held by such Unitholder prior to the distribution and the number of Units received by such Unitholder in connection with the distribution (net of the total of the number of whole or fractional Units withheld by the Trust to satisfy the Trust's withholding obligations and the number of whole or fractional Units withheld pursuant to the Trust Agreement on account of the reasonable expenses incurred in respect of the sale of such Units withheld on account of withholding taxes), and (ii) a quotient, the numerator of which is the aggregate number of Units outstanding prior to the distribution, and the denominator of which is the aggregate number of Units that would be outstanding following distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholders. Such Unitholder will be required to surrender the certificates, if any, representing such Unitholder's original Units in exchange for a certificate representing such Unitholder's post-consolidation Units.

Additional Distributions, Designations, Determinations, Allocations and Elections

        In addition to any distributions made to Unitholders as described above, on the direction of the Manager, the Trust will at such times and in such manner as directed by the Manager, make such additional distributions of monies or properties of the Trust including, without restriction, returns of capital, in such amounts per Unit, payable at such time or times and to Unitholders of record on such distribution date, as from time to time may be determined by the Manager, and make such designations, determinations, allocations and elections for tax purposes of amounts or portions of amounts which it has received, paid, declared payable or allocated to Unitholders and of expenses incurred by the Trust and of tax deductions of which the Trust may be entitled, as the Manager may, in its sole discretion, determine.

Withholding Taxes

        The Manager will deduct or withhold from distributions payable to any Unitholder all amounts required by applicable law to be withheld from such distributions, whether such distributions are in the form of cash, additional Units or otherwise. In the event of a distribution in the form of additional Units, the Manager may sell Units of such Unitholder to pay such withholding taxes and to pay all reasonable expenses in respect of such sale and the Manager will have the power of attorney of such Unitholder to do so. Any such sale will be made in compliance with applicable law on any stock exchange on which the Units are then listed and upon such sale, the affected Unitholder will cease to be the holder of such Units. In the event that the net proceeds of any such sale of a Unitholder's Units exceed the statutory withholding required and the reasonable expenses incurred in respect of such sale, the Manager will remit such excess to the Unitholder.

Income Tax Statements

        On or before March 31 in each year, or in the case of a leap year on or before March 30 in such year, if applicable, or as otherwise required, the Manager will prepare and deliver or make available electronically, or cause to be prepared and delivered or be made available electronically, to Unitholders information pertaining to the Trust, including all distributions, designations, determinations, allocations and elections, which is required by the Tax Act or which is necessary to permit Unitholders to complete their individual income tax returns for the preceding year.

        In the event that amounts that were allocated, distributed or paid to Unitholders as capital gains or as non-taxable payments are, for any reason, subsequently determined (including as a result of an assessment or reassessment by any taxation authorities) to have been fully includible in the taxable income of the Trust for the relevant fiscal year, then the Manager shall have the discretion to declare that all or part of such amounts shall be retroactively deemed to have been allocated, distributed and paid to Unitholders out of the income of the Trust, and the Manager may issue new or amended tax reporting slips to the relevant Unitholders or former Unitholders to report any such distributions to them.

        Within 45 days from the end of each taxable year of the Trust, the Manager will provide or cause to be provided to Unitholders all information necessary to enable Unitholders or beneficial owners of Units, as applicable, to elect to treat the Trust as a Qualified Electing Fund, or QEF, within the meaning of Section 1295 of the U.S. Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes and to comply with any reporting or other requirements incident to such election, including, but not limited to, providing or causing to be provided to Unitholders or beneficial owners of Units, as applicable, a completed "PFIC Annual Information Statement" as required by U.S. Treasury Regulations Section 1.1295-1(g). The Manager will comply and cause the Trust to comply with all applicable requirements of the U.S. Treasury Regulations necessary to enable Unitholders or beneficial owners of Units, as applicable, to elect to treat the Trust as a QEF.

Unclaimed Interest, Dividends or Distributions

        In the event that the Trust's registrar or transfer agent holds interest, dividends or other distributions which are unclaimed or which cannot be paid for any reason, the Trust's registrar or transfer agent will not be under any obligation to invest or reinvest the same but will administer such unclaimed amounts as directed by the Manager in accordance with applicable laws. Any Unitholder making a claim in respect of any amount payable pursuant to the Trust Agreement is required to give notice in writing of such claim to the Trust's registrar or transfer agent or the Manager no later than the second anniversary of the date on which the amount was payable. Such notice must set out the basis for the claim, the amount claimed and the specific grounds for the claim. The Trust's registrar or transfer agent will, unless otherwise required by applicable law, pay over to the Trust any such amounts which have been held for more than six years. The Trust will indemnify and save harmless the Trust's registrar or transfer agent, as applicable, in respect of any claim made for such amounts.

B.    Significant changes

        There have not been any significant recent developments.

ITEM 9 — THE OFFER AND LISTING

        Our Units are traded on the NYSE Arca under the symbol "SPPP" and on the Toronto Stock Exchange under the symbol "PPT.U" since December 19, 2012.

        The table below sets forth the high and low closing prices for each of the periods indicated for our Units.

        The high and low closing prices for our Units, by quarter, in 2012 and 2013 were as follows:

For The Quarter Ended	NYSE Arca Low (US$)	NYSE Arca High (US$)	TSX Low (US$)	TSX High (US$)
December 31, 2012	9.70	9.99	9.68	9.95
March 31, 2013	9.55	10.66	10.64	9.52

        The high and low closing prices for our Units, by month, over the period beginning December 19, 2012 and ended April 25, 2013 were as follows:

For The Months Ended	NYSE Arca Low (US$)	NYSE Arca High (US$)	TSX Low (US$)	TSX High (US$)
December 2012 (beginning December 19, 2012)	9.70	9.99	9.68	9.95
January 2013	9.68	10.05	9.70	10.04
February 2013	9.68	10.66	9.71	10.64
March 2013	9.55	10.08	9.52	10.14
April 2013 (to April 25, 2013)	8.45	10.00	8.52	10.01

ITEM 10 — ADDITIONAL INFORMATION

A.    Share Capital

        Not applicable.

B.    Trust Agreement

        The Trust is a Canadian closed-end mutual fund trust established on December 23, 2011 under the laws of the Province of Ontario, Canada, pursuant to the Trust Agreement. The Trust Agreement governs all aspects of the Trust. A copy of the Trust Agreement is available for inspection at the Manager's office. The following is a description of the material terms of the Trust Agreement.

General

        The Trust was established under the laws of the Province of Ontario, Canada, and its Units (as described below under "Description of the Trust Agreement — Structure of the Trust") and its property are governed by the general laws of trusts of that Province and by the terms of the Trust Agreement. The Trust will, for the benefit of its Unitholders, engage in making investments in accordance with the investment objective, strategy and restrictions described under Item 4.B — Information on the Company — Business Overview — Investment and Operating Restrictions. The business of the Trust will include all things necessary or advisable to give effect to the Trust's investment objective, strategy and restrictions. The Trustee will act as the trustee of the assets, monies and investments from time to time of the Trust and will hold the same upon and subject to the provisions of the Trust Agreement. The Trust will consist of (i) monies from time to time delivered to the Trustee for investment in the Units pursuant to the Trust's investment and operating restrictions and (ii) such investments and other assets as may from time to time be acquired by the Trustee through the application of such monies, together with accretions thereto, less amounts paid out by the Trustee from time to time in accordance with the Trust Agreement. See Item 4.B — Information on the Company — Business Overview — Investment and Operating Restrictions. The head office and principal office and situs of administration of the Trust is in Toronto, Ontario, Canada.

        The Trust is considered a mutual fund under Canadian securities legislation. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not a commodity pool for purposes of the Commodity Exchange Act of 1936, and none of the Manager, the Trustee or the underwriters for any offering of Units is subject to regulation by the CFTC as a commodity pool operator or commodity trading advisor in connection with the Units.

Structure of the Trust

        An interest in the Trust is represented by one or more classes and series of transferable, redeemable Units. The attributes of each class or series of a class of Units created and authorized for the Trust are as described below and in the Trust Agreement. The attributes of each class or series of a class of Units may not be changed without the prior approval of Unitholders of that class or series of a class by way of an extraordinary resolution, which must be approved, in person or by proxy, by Unitholders holding Units representing in aggregate not less than 66 2/3% of the Net Asset Value ascribed to such class or series of a class of Units as determined in accordance with the Trust Agreement, at a duly constituted meeting of Unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by Unitholders holding Units representing in aggregate not less than 66 2/3% of the Net Asset Value ascribed to such class or series of a class of Units as determined in accordance with the Trust Agreement.

        Each class or series of a class of Units will have the following attributes:

  (a)
  each Unit will be without nominal or par value;

  (b)
  each whole Unit of a particular class or series of a class will entitle the holder thereof to one vote at all meetings of Unitholders where all classes and series of Units vote together and to one vote at all meetings of Unitholders where that particular class or series of a class of Units votes separately as a class or series;

  (c)
  each Unit of a particular class or series of a class will entitle the holder thereof to participate pro rata, in accordance with the provisions of the Trust Agreement, with respect to all distributions made to that class or series of a class and, upon liquidation of the Trust, to participate pro rata with other Unitholders of that same class or series of a class in the Net Asset Value remaining after the satisfaction of outstanding liabilities of the Trust and the class or series of a class as provided in the Trust Agreement;

  (d)
  distributions will be allocated among the classes or series of a class of Units in such manner as the Manager considers appropriate and equitable;

  (e)
  no pre-emptive rights will attach to the Units;

  (f)
  no cancellation or surrender provisions will attach to the Units except as set out in the Trust Agreement;

  (g)
  once the Net Asset Value per Unit for the applicable class or series of a class, determined in accordance with Trust Agreement, at the time of issuance has been paid, Units will be non-assessable so that there will be no liability for future calls or assessments with respect to the Units;

  (h)
  all Units will be transferable, but only as contemplated by the Trust Agreement;

  (i)
  each Unit will entitle the holder thereof to require the Trust to redeem the Unit as provided in the Trust Agreement;

  (j)
  subject to limitations and requirements determined from time to time by the Manager and stated in the disclosure documents of the Trust, each Unit of a particular class or series of a class of the Trust may be redesignated by the Manager as a Unit of another class or series of the Trust based on the respective Net Asset Value per Unit for each such class or series of Units on the date of the redesignation;

  (k)
  the number of Units and the classes and series of Units of the Trust that may be issued is unlimited; and

  (l)
  fractional Units of a class or series of a class may be issued and will be proportionately entitled to all the same rights as whole Units of that same class or series, except voting rights (however fractional Units held by a single Unitholder may be combined).

        Units may be consolidated or subdivided by the Manager upon the Manager giving at least 21 days' prior written notice to the Trustee and to each Unitholder of its intention to do so. Notwithstanding the foregoing, Units may be consolidated without notice to Unitholders in connection with a distribution to Unitholders in accordance with the Trust Agreement. See Item 8.A — Financial Information — Dividend Policy.

        Each Unit will be redeemable pursuant to the redemption procedures set forth by the Trust, except during such times as the Manager has suspended the right to redeem in accordance with the Trust Agreement.

        The right to conduct the business and affairs of the Trust is vested exclusively in the Trustee and the Manager, and the day-to-day management and administration of the Trust will be conducted by the Manager. Unitholders will have no interest in the Trust other than their beneficial interest in the Units held by them, and Unitholders will not be called upon to share or assume any losses of the Trust or suffer any assessment or further payments to the Trust or the Trustee of any kind by virtue of their ownership of the Units. However, under the law governing the Trust, Unitholders could be held summarily liable for obligations of the Trust to the extent that claims against the Trust are not satisfied out of the assets of the Trust. See also Item 10.B — Trust Agreement — Unitholder Approval — Unitholder Liability.

        Pursuant to the Trust Agreement, the Trust may not issue additional Units following the completion of its initial public offering except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV per Unit immediately prior to, or upon, the determination of the pricing of such issuance, (ii) by way of Unit distribution in connection with an income distribution or (iii) with the approval of Unitholders by extraordinary resolution.

Concerning the Unitholders

        Each Unitholder is entitled to one vote for each whole Unit held by the Unitholder. Meetings of Unitholders will be held by the Manager or the Trustee at such time and on such day as the Manager or the Trustee may from time to time determine for the purpose of considering the matters required to be placed before such meetings in accordance with the Trust Agreement or applicable laws and for the transaction of such other related matters as the Manager or the Trustee determines. Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value as determined in accordance with the Trust Agreement may requisition a meeting of Unitholders by giving a written notice to the Manager or the Trustee setting out in detail the reason(s) for calling and holding such a meeting. The Trustee will, upon the written request of the Manager or the Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value as determined in accordance with the Trust Agreement, requisition a meeting of Unitholders, provided that in the event of a request to call a meeting of Unitholders made by such Unitholders the Trustee will not be obligated to call any such meeting until it has been satisfactorily indemnified by such Unitholders against all costs of calling and holding such meeting. Unless otherwise required by applicable securities laws or stock exchange rules, the Trust need only hold meetings of Unitholders as described above and is not required to hold annual or other periodic meetings.

        Meetings of Unitholders will be held at the principal office of the Trust or elsewhere in the municipality in which its office is located or, if the Manager so determines, at any other place in Canada. Notice of the time and place of each meeting of Unitholders will be given not less than 21 days before the day on which the meeting is to be held to each Unitholder of record at 4:00 p.m., Toronto time, on the day on which the notice is given. Notice of a meeting of Unitholders will state the general nature of the matters to be considered by the meeting. A meeting of Unitholders may be held at any time and place without notice if all the Unitholders entitled to vote thereat are present in person or represented by proxy or, if those not present or represented by proxy waive notice of, or otherwise consent to, such meeting being held.

        A quorum for the transaction of business at any meeting of Unitholders will be at least two Unitholders holding not less than 5% of the outstanding Units on such date present in person or represented by proxy and entitled to vote thereat. The chairman at a meeting of Unitholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.

        At any meeting of Unitholders every person will be entitled to vote who, as of the end of the Business Day immediately preceding the date of the meeting, is entered in the register of the Trust, unless in the notice of meeting and accompanying materials sent to Unitholders in respect of the meeting a record date is established for persons entitled to vote thereat.

        For the purpose of determining the Unitholders who are entitled to receive notice of and to vote at any meeting or any adjournment thereof, or for the purpose of any action other than as provided in the Trust Agreement for valuation, computation and distribution of net income and net realized capital gains, any other additional distributions, and taxes, the Manager may fix a date not more than 60 days nor fewer than 30 days prior to the date of any meeting of Unitholders or other action as a record date for the determination of Unitholders entitled to receive notice of and to vote at such meeting, or any adjournment thereof, or to receive such distributions or to be treated as Unitholders of record for purposes of such other action, and any Unitholder who was a Unitholder at the time so fixed will be entitled to receive notice of and to vote at, such meeting, or any adjournment thereof, or to be treated as a Unitholder of record for purposes of such other action, even though he or she has since that date disposed of his or her Units and no Unitholder becoming such after that date will be entitled to receive notice of and to vote at such meeting, or any adjournment thereof, or to be treated as a Unitholder of record for purposes of such other action.

        At any meeting of Unitholders, any Unitholder entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy may be voted at any meeting unless it has been placed on file with the Manager, or with such other agent of the Trust as the Manager may direct, prior to the commencement of such meeting. If approved by the Manager, proxies may be solicited naming the Manager as proxy and the cost of such solicitation will be paid out of the property of the Trust. When any Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them is present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote will not be received in respect of such Unit. The instrument appointing any proxy will be in such form and executed in such manner as the Manager may from time to time determine.

        At any meeting of Unitholders every question will, unless otherwise required by the Trust Agreement or applicable laws, be determined by an ordinary resolution on the question which must be approved by the vote, in person or by proxy, of Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value as determined in accordance with the Trust Agreement.

        Subject to the provisions of the Trust Agreement or applicable laws, any question at a meeting of Unitholders will be decided by a show of hands unless a poll thereon is required or demanded. Upon a show of hands every person who is present and entitled to vote will have one vote. If demanded by any Unitholder at a meeting of Unitholders or required by applicable laws, any question at such meeting will be decided by a poll. Upon a poll each person present will be entitled, in respect of the Units which the Unitholder is entitled to vote at the meeting upon the question, to one vote for each whole Unit held and the result of the poll so taken will be the decision of the Unitholders upon the said question.

        A resolution in writing forwarded to all Unitholders entitled to vote on such resolution at a meeting of Unitholders and signed by the requisite number of Unitholders required to obtain approval of the matter addressed in such resolution is as valid as if it had been passed at a meeting of Unitholders in accordance with the Trust Agreement.

        Any resolution passed in accordance with the Trust Agreement will be binding on all Unitholders and their respective heirs, executors, administrators, other legal representatives, successors and assigns, whether or not such Unitholder was present or represented by proxy at the meeting at which such resolution was passed and whether or not such Unitholder voted against such resolution.

Amendments to the Trust Agreement

        Any provision of the Trust Agreement may be amended, deleted, expanded or varied by the Manager, with the approval of the Trustee, upon notice to Unitholders, if the amendment, in the opinion of counsel for either the Trustee or the Manager, does not constitute a material change and does not relate to any of the matters specified below under "Unitholder Approval". Notwithstanding the foregoing, no amendment may be made which adversely affects the pecuniary value of the interest of any Unitholder or restricts any protection provided to the Trustee or impacts the responsibilities of the Trustee under the Trust Agreement.

        The Trust Agreement may also be amended by the Manager without the approval of or notice to Unitholders for the following purposes:

  (a)
  to remove any conflicts or other inconsistencies which may exist between any terms of the Trust Agreement and any provisions of any applicable law affecting the Trust;

  (b)
  to make any change or correction in the Trust Agreement which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

  (c)
  to bring the Trust Agreement into conformity with applicable laws, rules and policies of securities regulatory authorities, stock exchanges on which the Units are listed or with current practice within the securities industry, provided that any such amendment does not adversely affect the rights, privileges or interests of any Unitholder;

  (d)
  to maintain, or permit the Manager to take such steps as may be desirable or necessary to maintain the status of the Trust as a "mutual fund trust" for the purposes of the Tax Act; or

  (e)
  to provide added protection to Unitholders.

        Unitholders will receive notice of any such amendment at least 60 days before the effective date of the amendment, unless the Manager and the Trustee agree that such an amendment shall become effective at an earlier date if, in the opinion of the Manager and the Trustee, an earlier date is desirable, provided such amendment does not adversely affect the rights, privileges or interests of any Unitholder.

Unitholder Approval

        Certain matters relating to the Trust require approval by the Unitholders. Such approval may be given at a meeting duly called for that purpose pursuant to the Trust Agreement or by written resolution. Any provision of the Trust Agreement may be amended, deleted, expanded or varied with the approval of the Unitholders for the following purposes by resolution passed by an ordinary resolution, which must be approved by the vote, in person or by proxy, of Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value as determined in accordance with the Trust Agreement, at a duly constituted meeting of Unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value as determined in accordance with the Trust Agreement, other than items (i), and (ii), which require approval of Unitholders by an extraordinary resolution, which must be approved by the vote, in person or by proxy, of Unitholders holding Units representing in aggregate not less than 66 2/3% of the Net Asset Value as determined in accordance with the Trust Agreement, at a duly constituted meeting of Unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by Unitholders holding Units representing in aggregate not less than 66 2/3% of the Net Asset Value as determined in accordance with the Trust Agreement:

  (i)
  a change in the fundamental investment objective of the Trust;

  (ii)
  a change in the investment and operating restrictions of the Trust, unless such change or changes are necessary to ensure compliance with applicable laws or other requirements imposed from time to time by applicable securities regulatory authorities or stock exchanges on which the Units are listed;

  (iii)
  any change in the basis of calculating a fee or expense that is charged to the Trust or directly to its Unitholders by the Trust or the Manager in connection with the holding of Units which could result in an increase in charges to the Trust or to its Unitholders other than a fee or expense charged by a person that is at arm's length to the Trust and the Trust has provided written notice to Unitholders no later than 60 days before the effective date of such change;

  (iv)
  the introduction of a fee or expense to be charged to the Trust or directly to its Unitholders by the Trust or the Manager in connection with the holding of Units which could result in an increase in charges to the Trust or to its Unitholders;

  (v)
  a reduction in the frequency of calculating the NAV, the NAV per Unit, the value of the net assets of a class or the NAV per Unit of a class;

  (vi)
  a change in the Manager, unless the successor manager is an affiliate of the current Manager or the successor manager occurs primarily as a result of a reorganization of the current Manager;

  (vii)
  the Trust undertakes a reorganization with, or transfers its assets to, another investment fund, if (A) the Trust ceases to continue after the reorganization or transfer of assets, and (B) the transaction results in the Unitholders becoming Unitholders in the other investment fund, unless the independent review committee has approved such action according to applicable Canadian law, the action complies with applicable Canadian securities legislation and written notice of such action will be sent to Unitholders at least 60 days before the effective date of such action; or

  (viii)
  the Trust undertakes a reorganization with, or acquires assets from, another investment fund, if (A) the Trust continues after the reorganization or acquisition of assets, (B) the transaction results in the Unitholders of the other investment fund becoming Unitholders in the Trust, and (C) the transaction would be a material change to the Trust.

        Any reorganization or transfer of assets pursuant to clause (vii) or (viii) above, including a transaction approved by the independent review committee pursuant to clause (vii)(B), must satisfy the following criteria:

  (a)
  the reorganization of the Trust with another investment fund or the transfer of assets must be accomplished on a tax-deferred rollover basis for Unitholders and for Unitholders of the other investment fund and must be a tax-deferred transaction for U.S. federal income tax purposes for U.S. Unitholders and for Unitholders of the other investment fund;

  (b)
  the investment fund with which the Trust is reorganized or which receives the Trust's assets: (A) is classified as a corporation for U.S. federal income tax purposes, (B) does not take any action inconsistent with its classification as a corporation for U.S. federal income tax purposes, and (C) does not elect to be treated as an entity other than a corporation for such purposes; and

  (c)
  the investment fund surviving the reorganization or transfer of assets: (A) within 45 days from the end of each taxable year of the investment fund, determines, or causes to be determined, whether the investment fund was a PFIC in such taxable year, (B) provides or causes to be provided to Unitholders of the investment fund all information necessary to enable Unitholders or beneficial owners of Units of the investment fund, as applicable, to elect to treat the investment fund as a QEF for U.S. federal income tax purposes and to comply with any reporting or other requirements incident to such election, and (C) within 45 days from the end of each taxable year of the investment fund in which the investment fund is a PFIC, provides, or causes to be provided, to Unitholders or beneficial owners of Units of the investment fund, as applicable, a completed "PFIC Annual Information Statement" as required by U.S. Treasury Regulations Section 1.1295-1(g) and otherwise complies with the applicable requirements of the U.S. Treasury Regulations.

        In addition, any material amendment, modification or variation in the provisions of or rights attaching to a particular class or series of a class of Units must be approved by an extraordinary resolution of the Unitholders of that class or series of class of Units, as the case may be.

        The consent of the Trustee is required to any amendment if the amendment restricts any protection provided to the Trustee or impacts the responsibilities of the Trustee under the Trust Agreement.

        The auditors of the Trust may not be changed by the Manager unless the independent review committee has approved the change of auditors in accordance with applicable Canadian securities legislation, and written notice will be sent to Unitholders and the Trustee no later than 60 days before the effective date of the change of auditors.

        Notice of any amendment to the Trust Agreement will be given in writing to Unitholders, and any such amendment will take effect on a date specified therein and not less than 60 days after notice of the amendment is given to Unitholders, except that the Manager and the Trustee may agree that any amendment will become effective at an earlier date if in the opinion of the Manager and the Trustee an earlier date is desirable, provided such amendment does not adversely affect the rights, privileges or interests of any Unitholder.

Unitholder Liability

        The Trust Agreement provides that no Unitholder will be held to have any personal liability as a Unitholder and that there will be no resort to the Unitholder's private property for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of any of the Trust, the Manager or the Trustee or any obligation that a Unitholder would otherwise have to indemnify the Trustee for any personal liability incurred by the Trustee as such, but rather, only the Trust's assets are intended to be liable and subject to levy or execution for such satisfaction. If the Trust acquires any investments subject to existing contractual obligations, the Manager, or the Trustee on the direction of the Manager, as the case may be, will use its best efforts to have any obligations modified so as to achieve disavowal of contractual liability. Further, the Trust Agreement provides that the Manager will cause the operations of the Trust to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability on the Unitholders of claims against the Trust and will, to the extent it determines to be possible and reasonable, including the cost of premiums, cause the Trust to carry insurance for the benefit of the Unitholders in such amounts as it considers adequate to cover any such foreseeable non-contractual or non-excluded contractual liability.

Unitholder Reporting

        The Manager will forward to Unitholders reports, financial statements (including interim unaudited and annual audited financial statements) and other continuous disclosure documents of the Trust as required by the applicable securities legislation. Prior to any meeting of Unitholders, the Manager will provide the Unitholders (along with notice of such meeting) all such information as is required by applicable securities legislation.

The Trustee

        In general, the Trustee, subject only to the specific limitations contained in the Trust Agreement, has the full, absolute, and exclusive power, control and authority over the Trust's property to do all such acts and things as it, in its sole judgment and discretion deems necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or conducting the business of the Trust, including varying the investments of the Trust in accordance with the investment objectives, strategies or restrictions of the Trust.

        Specifically, the Trustee has and may exercise, at any time and from time to time, the following powers and authorities which may or may not be exercised by it in its sole judgment and discretion, and in such manner and upon such terms and conditions as it may from time to time deem proper:

  (a)
  to hold the property of the Trust other than physical platinum and palladium bullion that it may acquire exercising the same degree of care which it gives to its own property of a similar kind under its own custody;

  (b)
  to deliver any cash at any time held by it as directed by the Manager to purchase, or otherwise acquire, on behalf of the Trust, physical platinum and palladium bullion and to retain the same in trust in its capacity as Trustee; provided, however, that the Trustee will have no responsibility for the custody, authenticity or validity of title of any property of the Trust consisting of such physical platinum and palladium bullion including, without limitation, the weight, amount, purity, contents or any assaying thereof;

  (c)
  with any cash at any time held by it to purchase, or otherwise acquire, and to sell, on behalf of the Trust, any securities, currencies, assets or other property of the Trust (other than the physical platinum and palladium bullion) of a kind permitted pursuant to the Trust's investment objective, strategy and restrictions and to hold and retain the same in trust in its capacity as Trustee;

  (d)
  to enter into and settle foreign exchange transactions on behalf of the Trust for purposes of facilitating settlement of trades of property of the Trust held by it at any time and any such transactions may be entered into with such counterparties as the Trustee may choose, in its sole discretion, including its affiliates;

  (e)
  to sell, convey, exchange for other securities or other property, convert, transfer, assign, pledge, encumber or otherwise dispose of any property of the Trust held by it at any time, by any means considered reasonable by the Trustee and to receive the consideration and grant discharges therefor;

  (f)
  to commence, defend, adjust or settle suits or legal proceedings in connection with the Trust and to represent the Trust in any such suits or legal proceedings and to keep the Manager informed; provided, however, that the Trustee will not be obliged or required to do so unless it has been indemnified to its satisfaction against all expenses and liabilities sustained or anticipated by the Trustee by reason thereof;

  (g)
  subject to applicable securities legislation, to lend money whether secured or unsecured;

  (h)
  to exercise any conversion privileges, subscription rights, warrants or other rights or options available in connection with any property of the Trust at any time held by the Trustee, and to make any payments incidental thereto; to consent to, or otherwise participate in or dissent from, the reorganization, consolidation, amalgamation or merger of any corporation, company or association, or to the sale, mortgage, pledge or lease of the property of any corporation, company or association, or of any of the securities of which may at any time be held by it, and to do any act with reference thereto, including the delegation of discretionary powers, the exercise of options, the making of agreements or subscriptions and the payment of expenses, assessments or subscriptions which it may deem necessary or advisable in connection therewith; to hold any property of the Trust which it may so acquire and generally to exercise any of the powers of any owner with respect to property of the Trust, provided that where direction from the Manager is not provided within the time frame specified by the Trustee in any notice provided in accordance with the Trust Agreement, the Trustee will take no action;

  (i)
  to vote personally, or by general or by limited proxy, any property of the Trust which may be held by it at any time, and similarly to exercise personally or by general or by limited power of attorney any right appurtenant to any property of the Trust held by it at any time, provided that where direction is not provided by the Manager within the time frame as set out in the voting materials forwarded to it in accordance with the Trust Agreement, the Trustee will take no action;

  (j)
  to incur and pay out of the property of the Trust held by it at any time any charges or expenses and disburse any assets of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustee or the Manager, as the case may be, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the business of the Trust including, without limitation, the management fee, fees payable to the Mint, RBC Investor Services, the valuation agent, and the registrar and transfer agent, custodian settlement fees, any expenses related to the implementation and ongoing operation of an independent review committee under applicable Canadian securities legislation, brokerage fees and commissions, applicable taxes, or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustee in connection with the Trust or the property of the Trust or upon or against the property of the Trust or any part thereof and for any of the purposes under the Trust Agreement;

  (k)
  to renew or extend or participate in the renewal or extension of any property of the Trust held by it at any time, upon such terms as it may deem advisable, and to agree to a reduction in the rate of interest on any property of the Trust or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable; to waive any default whether in the performance of any covenant or condition of any property of the Trust, or in the performance of any guarantee, or to enforce rights in respect of any such default in such manner and to such extent as it may deem advisable; to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure with or without paying a consideration therefore and in connection therewith to release the obligation on the covenant secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies in respect of any such security or guarantee pertaining thereto;

  (l)
  to make, execute, acknowledge and deliver any and all deeds, leases, mortgages, conveyances, contracts, waivers, releases of other documents of transfer and any and all other instruments in writing that may be necessary or proper for the accomplishment of any of the powers granted under the Trust Agreement, whether for a term extending beyond the office of the Trustee or beyond the possible termination of the Trust or for a lesser term;

  (m)
  in its sole discretion, to advance monies to the Trust for the purposes of settlement of transactions and overdrafts against the property of the Trust held by it at any time, on such terms and conditions as the Trustee may, in its sole discretion, determine, provided that, in order to secure the obligations of the Trust to repay such borrowings, the principal of and interest charged on such borrowing will be paid out of the relevant property of the Trust and will constitute a charge against the relevant property of the Trust until paid;

  (n)
  to purchase, hold, sell or exercise call or put options on securities, indices of shares or other securities, financial and stock index futures contracts, securities or currency futures or forward contracts or other financial or derivative instruments, all whether or not any such options, indices, contracts or instruments are traded on a regular exchange and in connection therewith to deposit property of the Trust held by it at any time with the counterparty as margin and to grant security interest therein;

  (o)
  to deposit any property of the Trust, including securities and documents of title held by it under the Trust Agreement, with the custodian, including the Trustee, any of its affiliates, a sub-custodian appointed by the Trustee or a depository;

  (p)
  to employ in respect of the Trust such counsel, auditors, advisors, agents or other person as the Trustee may deem necessary from time to time for the purpose of discharging its duties under the Trust Agreement and to pay out of the Trust their reasonable expenses and compensation;

  (q)
  to cause for the issuance of Units for consideration received therefor and redemption of Units as set forth in the Trust Agreement;

  (r)
  to dispose of any property of the Trust for the purpose of paying obligations of the Trust or for repaying any loan authorized under the Trust Agreement, and the Trustee will give prompt notice to the Manager of any such disposition;

  (s)
  to hold such portion of the property of the Trust held by it at any time that is uninvested in cash and, from time to time, to retain such cash balances on deposit with the Trustee or any of its affiliates or with a chartered bank or other depository, in such account as the Trustee, in its sole discretion determines, whether or not such deposits will earn interest;

  (t)
  to delegate any of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as specifically provided in the Trust Agreement; and

  (u)
  to do all such acts, to take all such proceedings and to exercise all such rights and privileges, although not specifically mentioned under the Trust Agreement, as the Trustee may deem necessary to administer the Trust, and to carry out the purposes of the Trust.

        The exercise of any one or more of the foregoing powers or any combination thereof from time to time will not exhaust the rights of the Trustee to exercise such power or powers or combination of them thereafter from time to time.

        The following powers set forth above can be exercised by the Trustee only on the direction of the Manager: subsections (b), (c), (d), (e), (f), (g), (h), (i), (j) as applicable, (k), (l), (n), and (q), and with respect to subsection (n), to the extent that the Trustee is required to execute any documents relating to such investments which the Trustee did not negotiate or in respect to which the Trustee is not responsible under the Trust Agreement, upon an indemnity being provided from the Manager acceptable to the Trustee in the circumstances.

        The Trustee may, in its sole discretion, appoint, employ, invest in, contract or deal with any individual, firm, partnership, association, trust or body corporate with which it may be directly or indirectly affiliated or in which it may be directly or indirectly interested, whether on its own account or for the account of another (in a fiduciary capacity or otherwise) and, without limiting the foregoing, the Trustee may:

  (a)
  purchase, hold, sell, invest in or otherwise deal with securities or other property of the same class and nature as may be held by the Trust, whether on the Trustee's own account or for the account of another (in a fiduciary capacity or otherwise);

  (b)
  use in other capacities, knowledge gained in its capacity as Trustee, provided that such use does not adversely affect the interests of the Trust and provided further that the Trustee may not make use of any specific confidential information for its own benefit or advantage that, if generally known, might be expected to affect materially the value of the property of the Trust or the Units;

  (c)
  retain cash balances from time to time on hand in the Trust and pay interest to the Trust on such balances and the Trustee may, in its sole discretion:

  (i)
  hold the same on a pooled basis and pay interest thereon at the rate from time to time established by the Trustee and paid with respect to cash balances so held for similar accounts; or

  (ii)
  hold such cash balances on deposit with a Canadian chartered bank or such other deposit-taking institution in any jurisdiction, including itself or its affiliates, in such interest bearing account as the Trustee, in its sole discretion, may determine; and,

  (d)
  provide financial, investment or brokerage services related to any securities which form part of the property of the Trust or to the issuer of any securities forming part of the property of the Trust, invest in the securities or other property of any body corporate with which the Trustee may be directly or indirectly associated, affiliated or interested, or earn profits from any of the activities listed above, all without being liable to account therefor and without being in breach of the trust established under the Trust Agreement.

Standard of Care and Indemnification of the Trustee

        Pursuant to the Trust Agreement, the Trustee is required to exercise the powers and discharge the duties of its office honestly and in good faith and in connection therewith exercise the degree of care, diligence and skill that a reasonably prudent Canadian trust company would exercise in comparable circumstances.

        The Trust Agreement provides that the Trustee will:

  (i)
  be fully protected in acting upon any instrument, certificate or other writing believed by it to be genuine and to be signed or presented by the proper person or persons;

  (ii)
  be under no duty to make any investigation or inquiry as to any statement contained in any such writing but may accept the same as conclusive evidence of the truth and accuracy of the statements therein contained;

  (iii)
  not be responsible or liable except as provided in accordance with the Trust Agreement for:

  (A)
  the proper application by any Unitholder of any part of its interests in the Trust if payments are made in accordance with written directions of such Unitholder as provided in the Trust Agreement;

  (B)
  the adequacy of the Trust to meet and discharge any and all payments and liabilities in respect of a Unitholder;

  (C)
  the compliance by any Unitholder with the rules under the Tax Act or any applicable laws including limits on investments in non-Canadian securities;

  (D)
  the validity of title to any Trust assets which the Trustee did not arrange itself to have registered;

  (E)
  any act or omission (other than an act or omission related solely to the Trustee) required or demanded by any governmental, taxing regulatory or other competent authority in any country in which all or any part of the Trust assets is held or which has jurisdiction over the Trustee, the Manager or the Trust;

  (F)
  any loss or damage of any nature whatsoever resulting from official action, war or threat of war, insurrection or civil disturbance, interruption in postal, telephone, telegraph, telex or other electromechanical communication systems or power supply, or any other factor beyond the Trustee's control which obstructs, affects, prohibits or delays the Trustee, its directors, officers, employees or agents in carrying out the responsibilities provided for in the Trust Agreement, in whole or in part;

  (G)
  any ongoing monitoring of the investment objectives, strategies or restrictions of the Trust or any risk factor whatsoever related thereto;

    (H)
    any property of the Trust which it does not hold or which is not directly controlled by it, its affiliates or its appointed agents (including any sub-custodians), including any assets pledged or loaned to a third party or any property of the Trust held by the Mint or a sub-custodian of the Mint; or

    (I)
    any compliance, reporting or filings in accordance with applicable securities legislation or U.S. tax laws, regulations, rules or policies that apply to the Trust, including for greater certainty the additional trustee duties.

        The Trustee may rely and act upon any statement, report or opinion prepared by or any advice received from the Trust's auditors, solicitors or other professional advisors of the Trust and will not be responsible nor held liable for any loss or damage resulting from so relying or acting if the advice was within the area of professional competence of the person from whom it was received, the Trustee acted in good faith in relying thereon and the professional advisor was aware that the Trustee was receiving the advice in its capacity as Trustee of the Trust and the Trustee acted in good faith in relying thereon.

        In addition, the Trustee will in no way be responsible for, nor incur any liability based on, the action or failure to act or for acting pursuant to or in reliance on instructions of the Manager, any custodian of physical platinum and palladium bullion (if not the Trustee), any custodian of the other assets of the Trust (if not the Trustee), the Trust's valuation agent (if not the Trustee), the Trust's registrar and transfer agent (if not the Trustee), or any person or organization to whom its responsibilities are delegated pursuant to the Trust Agreement.

        The Trustee will not be liable to the Trust or to any Unitholder for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the Net Asset Value or to any particular asset of the Trust, except to the extent that the Trustee does not meet its standard of care described above. In no event will the Trustee be liable for indirect, consequential or special damages including, but not limited to, loss of reputation, good will or business.

        Except to the extent that any such claim has been directly caused by the negligence, willful misconduct or dishonesty on the part of the Trustee, its affiliates, nominees or agents or any of their respective directors, officers and employees or the Trustee's failure to meet its standard of care set forth above, the Trustee, its affiliates, nominees and agents and each of their respective directors, officers and employees will at all times be indemnified and held harmless by the Trust and to the extent that the property of the Trust is insufficient for such purpose, by the Manager, from and against:

  (a)
  all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Trustee's duties as Trustee, and

  (b)
  all other liabilities, costs, charges and expenses which any of them sustains or incurs in or about or in relation to the affairs of the Trust.

        The commencement of formal legal proceedings will not be a precondition for indemnification under the Trust Agreement.

        Except to the extent that any such claim, cost, charge or expense has been directly caused by the negligence, willful misconduct or dishonesty on the part of the Trustee, its affiliates, nominees or agents or any of their respective directors, officers and employees or the Trustee's failure to meet its standard of care set forth above, with respect to any references in the Trust Agreement to (i) distributions being at the discretion of the Trustee acting on the direction of the Manager or (ii) the Trustee having the power to vary the investments of the Trust in accordance with the Trust's investment objective, strategy, and investment and operating restrictions, together with any duties, obligations or responsibilities related thereto, referred to herein as the additional trustee duties, the Manager agrees that:

  (a)
  the Trustee will not have any liability with respect to such additional trustee duties; and

  (b)
  in addition to the foregoing indemnity provided to the Trustee under the Trust Agreement, the Manager agrees to indemnify the Trustee and its directors, officers, employees and agents for: (i) all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the additional trustee duties; and (ii) all other liabilities, costs, charges and expenses which any of them sustains or incurs in or about or in relation to such additional trustee duties, that arise or result from any conflict between such additional trustee duties and the Trustee's defined duties, obligations and responsibilities as set out in the Trust Agreement (excluding such additional trustee duties) and agreed upon by the Manager.

        From time to time, in order to provide services to the Manager pursuant to the Trust Agreement, the Trustee may be required to engage sub-custodians in certain markets that the Trustee has identified as being high risk and designated as "Designated Markets" in the Trust Agreement. The Trust Agreement contains a list of such Designated Markets, which the Trustee may amend from time to time, subject to the Manager's ability to raise any concerns about markets to be added to such list. Currently, the list contains the following four Designated Markets: Argentina, Nigeria, the Russian Federation, and Vietnam. Pursuant to the Trust Agreement, a Designated Market is a market where the risks of engaging a sub-custodian are significantly greater than they would be in more established markets. Under the Trust Agreement, the Trustee is responsible for the negligence and wrongful acts of its sub-custodians. However, where the Trustee engages a sub-custodian in a Designated Market, the Trustee will not be responsible for the negligence or wrongful acts of such sub-custodians and such negligence or wrongful acts will not be considered to be a breach by the Trustee of its standard of care or negligence for the purposes of the Trust Agreement. Notwithstanding the aforementioned, the Trustee has agreed that it will continue to accept responsibility for the selection and ongoing monitoring of its sub-custodians in all markets, except Designated Markets, in accordance with its standard of care. The Manager has agreed that it and any investment manager the Manager engages for the Trust will be responsible for apprising themselves of the specific risks to the Trust involved in the investment and reinvestment of the Trust's property in all markets in which such property is located from time to time. The Trustee currently does not intend to engage sub-custodians in these markets.

Resignation or Removal of the Trustee and Successor Trustees

        The Trustee or any successor trustee may resign as Trustee of the Trust created by the Trust Agreement by giving notice to the Unitholders and to the Manager not less than ninety days prior to the date when such resignation takes effect. Such resignation will take effect on the date specified in such notice unless at or prior to such date a successor trustee is appointed by the Manager in which case such resignation will take effect immediately upon the appointment of such successor trustee.

        The Trustee may be removed by the Manager at any time by notice to the Trustee and the Unitholders not less than ninety days prior to the date that such removal is to take effect, provided a successor trustee is appointed or the Trust is terminated and dissolved in accordance with the Trust Agreement.

        In the event that the Trustee resigns or is removed or becomes incapable of acting or if for any cause a vacancy occurs in the office of Trustee, a successor trustee will forthwith be appointed by the Manager to fill such vacancy. Following such appointment of a successor trustee, the Trustee will execute and deliver such documents as the Manager may reasonably require for the conveyance of any Trust assets (other than the Trust's physical platinum and palladium bullion held by the Mint) held in the Trustee's name to the successor trustee, and will account to the Manager for all of the Trust assets which the Trustee retains as trustee and will thereupon be discharged as trustee.

        In the event that the Manager fails to appoint a successor to the Trustee, the Trust will be terminated and dissolved upon the effective date of the resignation or removal of the Trustee and, after providing for liabilities of the Trust, the Trust's asset will be distributed to the Unitholders pro rata. The Trustee will continue to act as trustee of the Trust until such Trust assets have been so distributed. Fees and expenses of the Trustee will be a charge, to the extent permitted by applicable law, on the assets of the Trust or the interests of the Unitholders to secure payment thereof.

The Manager

        Pursuant to the Trust Agreement and the Management Agreement, the Manager reserves and retains full authority and exclusive power to manage and direct the business and affairs of the Trust including, without limitation, to provide the Trust with all necessary investment management services and all clerical, administrative and operational services.

        In particular, the Manager has the following responsibilities with respect to the Trust:

  (i)
  to determine the investment objectives and strategies applicable to the Trust, including any restrictions on investments which it deems advisable and to implement such investment objective, strategy and restrictions, provided that the investment objective, strategy and restrictions applicable to the Trust must concur with those set forth in the Trust Agreement or any current disclosure document or like offering document of the Trust, or in any amendment thereto, or the Management Agreement, and provided further that any material change in such investment objective, strategy and restrictions will be subject to the consent or approval of the Unitholders in the manner provided for in the Trust Agreement;

  (ii)
  to ensure that the Trust complies with applicable laws, including those relating to the investment of the property of the Trust, the distribution of the Units and applicable stock exchange listing requirements;

  (iii)
  to monitor the performance of physical platinum and palladium bullion and other property of the Trust;

  (iv)
  to provide services in respect of the Trust's daily operations, including the processing of and determination of procedures applicable to subscriptions and redemptions of Units (including the acceptance and rejection of subscriptions, physical platinum and palladium bullion Redemption Notices and Cash Redemption Notices) and to submit such subscriptions, physical platinum and palladium bullion Redemption Notices and Cash Redemption Notices to the Trust's transfer agent for processing, and any other services not otherwise specifically contemplated by the Trust Agreement;

  (v)
  to offer Units for sale to prospective purchasers including the power and authority to enter into arrangements regarding the distribution and sale of Units and other arrangements relating to the right to charge fees of any nature or kind (including, without limitation, sales commissions, redemption fees, distribution fees and transfer fees) in connection with the distribution or sale of Units. Any such fees may be deducted from the amount of a subscription, redemption proceeds or a distribution if not paid separately by a Unitholder;

  (vi)
  to determine from time to time the form of certificates that will represent the Units;

  (vii)
  to conduct or cause to be conducted the day-to-day correspondence and administration of the Trust;

  (viii)
  to provide to the Trust, adequate for carrying on the undertaking and business of the Trust, all requisite office accommodation, office facilities and personnel, telephone and telecommunication services, stationery, office supplies, statistical and research services, record-keeping services, bookkeeping and internal accounting and audit services in respect of the operations of the Trust and other usual and ordinary office services that may be required to properly and efficiently carry out its duties set forth in the Trust Agreement and the Management Agreement;

  (ix)
  to provide to the Trust all other administrative and other services and facilities required by the Trust in relation to the Unitholders and be responsible for all aspects of the Trust's relationship with Unitholders, including the preparation for and holding of meetings of Unitholders, and other services for the provision of information to Unitholders;

  (x)
  to establish general matters of policy and governance of the Trust subject, where specifically provided in the Trust Agreement, to the approval of the Trustee;

  (xi)
  to establish the Trust's operating expense budgets and to authorize the payment of actual operating expenses incurred;

  (xii)
  to appoint the auditors and to change the auditors of the Trust (with prior consent of the Trustee and independent review committee and after providing notice to the Unitholders);

  (xiii)
  to maintain the accounting records for the Trust and to cause the financial statements of the Trust to be audited for each fiscal year;

  (xiv)
  to appoint the bankers of the Trust and to establish banking procedures to be implemented by the Trustee;

  (xv)
  to appoint the Mint (which may appoint sub-custodians) to hold physical platinum and palladium bullion and RBC Investor Services to hold property of the Trust (other than physical platinum and palladium bullion), all of which appointments will be subject to the approval of the Trustee and any applicable securities authorities having jurisdiction over the Trust;

  (xvi)
  to calculate the NAV, the NAV per Unit, the value of the net assets of a class and the NAV per Unit of such class in accordance with the Trust Agreement, to appoint the Trust's valuation agent and to review the valuation of the property of the Trust as calculated by such valuation agent on each Business Day and, from time to time, consider the appropriateness of the valuation policies adopted by the Trust;

  (xvii)
  to appoint a transfer agent and distribution disbursing agent (which may be the transfer agent or an affiliate thereof) to make distributions of net income and net realized capital gains and other distributions in accordance with the Trust Agreement and to pay cash redemption proceeds in accordance with the Trust Agreement on behalf of the Trust;

  (xviii)
  to authorize, negotiate, enter into and execute all agreements, instruments or other documents relating to the affairs of the Trust including, without limitation, any loan agreement, granting of a security interest and supporting documentation, or to perform any act or deed which the Manager deems necessary or advisable in the best interests of the Trust;

  (xix)
  to apply for listing of the Units on NYSE Arca, the TSX or other recognized stock exchange(s) and to prepare, execute and file with the appropriate securities regulatory authorities or stock exchanges any other documents that are required or appropriate under relevant securities legislation or stock exchange rules and regulations in respect of the Trust;

  (xx)
  to prepare, execute and file with the appropriate securities regulatory authorities the initial public offering or similar offering document, annual information forms, management reports of fund performance or such other continuous disclosure documents relating to the Trust, and any amendments thereto, as may be required under applicable securities legislation;

  (xxi)
  to prepare, certify, execute and distribute to Unitholders and file with the securities regulatory authorities and applicable tax authorities all such documents as may be necessary or desirable in connection with the issue, sale and distribution of Units, including such interim financial statements, audited annual financial statements, reports to Unitholders and other disclosure as may be required under applicable securities legislation, and to make all designations, elections, determinations, allocations and applications under the Tax Act as the Manager considers to be reasonable in the circumstances;

  (xxii)
  to determine and compute for distribution purposes the net income and net realized capital gains of the Trust and determine when, to what extent, and in what manner distributions will be made payable to Unitholders, as well as determine whether distributions are payable out of the income, dividends received from taxable Canadian corporations, capital gains, capital or otherwise of the Trust;

  (xxiii)
  to authorize the issuance of additional Units pursuant to the Trust Agreement and the consolidation of the Units outstanding after such a distribution;

  (xxiv)
  to direct the Trust's transfer agent regarding the allotment and issuance of Units in accordance with the Trust Agreement;

  (xxv)
  to accept or reject any Units tendered for redemption in accordance with the Trust Agreement;

  (xxvi)
  on or before March 31 in each year, other than a leap year in which case on or before March 30 in such year, to prepare and deliver to Unitholders the information pertaining to the Trust, including all distributions and allocations which is required by the Tax Act or which is necessary to permit Unitholders to complete their individual tax returns for the preceding year;

  (xxvii)
  on or before March 31 in each year, other than a leap year in which case on or before March 30 in such year, and such other date(s) in each year, to prepare and deliver to the appropriate taxation authorities in Canada and the United States, all relevant tax filings and returns for the Trust that are required by applicable laws;

  (xxviii)
  as set forth in full in the Trust Agreement, within 45 days from the end of each taxable year of the Trust, to provide Unitholders with all information necessary to enable Unitholders or beneficial owners of Units, as applicable, to elect to treat the Trust as a QEF for U.S. federal income tax purposes, including a completed "PFIC Annual Information Statement";

  (xxix)
  to use its best efforts to ensure that the Trust qualifies at all times as a "unit trust" pursuant to subsection 108(2) of the Tax Act and a "mutual fund trust" pursuant to subsection 132(6) of the Tax Act;

  (xxx)
  to keep proper records relating to the performance of its duties as Manager, which records will be accessible for inspection by the Trustee, its agents, or the Manager's agents, including the auditors of the Trust, at any time, upon reasonable notice, during ordinary business hours;

  (xxxi)
  on or before 90 days following June 30 in each year, to provide the Trustee with an interim certificate of compliance as described in the Trust Agreement;

  (xxxii)
  on or before 90 days following December 31 of each year, to provide the Trustee with a certificate of compliance and a copy of the audited annual financial statements of the Trust, together with the report of the auditors thereon;

  (xxxiii)
  to delegate any or all of the powers and duties of the Manager contained in the Trust Agreement to one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Manager except as specifically provided in the Trust Agreement; and

  (xxxiv)
  to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Trust Agreement.

        The Manager will act as the investment manager to the Trust with responsibility for implementing the investment objective, strategy and restrictions of the Trust, including providing investment advisory and portfolio management services to the Trust. The Manager may also arrange for the implementation of such investment objective, strategy and restrictions of the Trust or portfolio management services by appointing, on behalf of the Trust, one or more investment managers, and delegating any of its investment advisory responsibilities to such investment managers. The Manager, on behalf of the Trust, will enter, in its sole discretion, into an investment management agreement with any such investment manager to act for all or part of the portfolio investments of the Trust and will advise the Trustee of such appointment. The appointment of any such investment manager will be deemed to be effective upon the later of the date of receipt by the Trustee of a direction notifying the Trustee of such appointment or the effective date specified therein and such appointment will continue in force until receipt by the Trustee of a direction containing notice to the contrary. Any instructions from an investment manager will be deemed to be instructions of the Manager pursuant to the provisions of the Trust Agreement. The Trustee will also be entitled to rely conclusively on and will be fully protected in acting in accordance with the direction of the investment manager in the exercise of powers conferred by the Trust Agreement. The investment manager will be a person or persons who, if required by applicable laws, will be duly registered and qualified as a portfolio manager under applicable securities legislation and will determine, in its sole discretion, which portfolio securities and other assets of the Trust will be purchased, held or sold and will execute or cause the execution of purchase and sale orders in respect such determinations. The Manager will ensure that any investment manager appointed by it acts in accordance with the investment objective, strategy and restrictions of the Trust and applicable laws. As of the date hereof, the Manager does not intend to appoint an investment manager for the Trust.

        The Manager may open accounts, including margin accounts, for the Trust with any brokerage firms, banks or others and may invest assets of the Trust in, and may conduct, maintain and operate these accounts for, the purchase, sale and exchange of stocks, bonds and other securities, and in connection therewith, may borrow money or securities on behalf of the Trust to complete trades, obtain guarantees, pledge securities and engage in all other activities necessary or incidental to conducting, maintaining and operating such accounts in connection with the performance of investment advisory and portfolio management services for the Trust.

        The Manager may, to the fullest extent now or hereafter permitted by applicable securities legislation regarding soft dollar transactions, cause the Trust to enter into soft dollar arrangements and to effect transactions pursuant to such soft dollar arrangements. Soft dollar arrangements refer to arrangements in which an investment adviser uses the brokerage commissions of its advisory clients to compensate brokers for the investment research and brokerage execution services that they provide to the investment adviser. As the Trust intends to hold only physical platinum and palladium bullion and cash or cash equivalents in its portfolio, the Manager does not anticipate entering into soft dollar arrangements on behalf of the Trust, but may do so if circumstances warrant.

        The Manager will make or cause to be made such arrangements as are expedient for the distribution of Units, having regard to the requirements of applicable laws and applicable stock exchange rules and regulations respecting such distribution of Units in the jurisdiction or jurisdictions in which they are to be distributed. The Manager may distribute Units itself in the offering jurisdictions in which it is registered or is exempt from such registration under applicable securities legislation, and the Manager will retain the services of the underwriters for the offering to assist it in the distribution of the Units in the offering jurisdictions.

Resignation of the Manager

        The Manager has the right to resign as Manager of the Trust by giving notice in writing to the Trustee and the Unitholders not less than ninety days prior to the date on which such resignation is to take effect. Such resignation will take effect on the date specified in such notice. No approval of, or notice to, Unitholders is required to effect a reorganization of the current Manager which does not result in a change of control of the Manager. The Manager will appoint a successor manager of the Trust and, unless the successor manager is an affiliate of the Manager, such appointment must be approved by an ordinary resolution of the Unitholders, which must be approved, in person or by proxy, by Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value as determined in accordance with the Trust Agreement, at a duly constituted meeting of Unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value as determined in accordance with the Trust Agreement. If, prior to the effective date of the Manager's resignation, a successor manager is not appointed or the Unitholders do not approve of the appointment of the successor manager as required pursuant to the Trust Agreement, the Trust will be terminated and dissolved upon the effective date of the resignation of the Manager and, after providing for all liabilities of the Trust, the Trust's assets will be distributed to Unitholders on a pro rata basis and the Trustee and the Manager will continue to act as trustee and manager, respectively, of the Trust until such property of the Trust has been so distributed.

Standard of Care and Indemnification of the Manager

        The Manager is required to exercise the powers and discharge the duties of its office honestly, in good faith and in the best interests of the Trust and in connection therewith will exercise the degree of care, diligence and skill that a reasonably prudent professional manager would exercise in comparable circumstances.

        The Manager may employ or engage, and rely and act on information or advice received from auditors, agents, underwriters, other distributors, brokers, depositories, the Mint, custodians, electronic data processors, advisors, lawyers and others and will not be responsible or liable for the acts or omissions of such persons or for any other matter, including any loss or depreciation in the Net Asset Value or any particular asset of the Trust, provided that the Manager acted in good faith in accordance with its standard of care set out in the Trust

Agreement in relying on such information or advice. All information provided by the Manager to the Trust or the Trustee will be complete, accurate, and contain no misrepresentations; however, the Manager will be entitled to assume that any information received from the Trustee, the Mint, the custodian, or any sub-custodian, or their respective authorized representatives associated with the day-to-day operation of the Trust is accurate and complete and no liability will be incurred by the Manager as a result of any error in such information or any failure to receive any notices required to be delivered pursuant to the Trust Agreement, except to the extent that any such information provided to, or failure to receive any notices by, the Manager arises or results from the Manager's failure to comply with the terms of the Trust Agreement or the Management Agreement in providing any required directions or information related thereto.

        The Manager will not be required to devote its efforts exclusively to or for the benefit of the Trust and may engage in other business interests and may engage in other activities similar or in addition to those relating to the activities to be performed for the Trust. In the event that the Manager, its partners, employees, associates and affiliates or any of them now or hereafter carry on activities competitive with those of the Trust or buy, sell or trade in assets and portfolio securities of the Trust or of other investment funds, none of them will be under any liability to the Trust or to the Unitholders for so acting.

        The Manager, its affiliates and agents, and their respective directors, partners, officers and employees will at all times be indemnified and held harmless by the Trust from and against all legal fees, judgments and amounts paid in settlement, actually and reasonably incurred by them in connection with the Manager's services provided to the Trust pursuant to the Trust Agreement and the Management Agreement, provided that the Trust has reasonable grounds to believe that the action or inaction that caused the payment of the legal fees, judgments and amounts paid in settlement was in the best interests of the Trust and provided that such person or entities will not be indemnified by the Trust where: (i) there has been negligence, willful misconduct, willful neglect, default, bad faith or dishonesty on the part of the Manager or such other person or entity; (ii) a claim is made as a result of a misrepresentation contained in any prospectus or like offering document of the Trust or any document filed in connection with the Trust's periodic filing requirements distributed or filed in connection with the issue of the Units or applicable securities laws; or (iii) the Manager has failed to fulfill its standard of care or its other obligations in accordance with applicable laws or the provisions as set forth in the Trust Agreement and the Management Agreement, unless in an action brought against the Manager or such persons or entities, the Manager or such persons or entities have achieved complete or substantial success as a defendant.

Indemnification of the Trust by the Manager

        The Trust will be indemnified and held harmless by the Manager against any costs, charges, claims, expenses, actions, suits or proceedings arising from a claim made as a result of a misrepresentation contained any prospectus or like offering document of the Trust or any document filed in connection with the Trust's periodic filing requirements distributed or filed in connection with the issuance of the Units or under applicable securities laws.

Independent Review Committee

        In accordance with applicable Canadian securities legislation, the Manager has established an independent review committee for all mutual funds and non-redeemable investment funds managed by the Manager or any of its affiliates, which includes the Trust. The independent review committee is composed of three members, each of whom is independent of the Manager and its affiliates, and free from any interest and any business or other relationship which could, or could be reasonably perceived to, materially interfere with the exercise of an independent review committee member's judgment.

        The mandate of the independent review committee is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager may be subject when managing the mutual funds and non-redeemable investment funds managed by the Manager. The Manager will refer all conflict of interest matters to the independent review committee for its review, approval, or both. The Manager has established a written charter for the independent review committee, which includes its mandate, responsibilities and functions, and the written policies and procedures it will follow when performing its functions, including dealing with conflict of interest matters. The Manager will maintain records in respect of these matters and will provide assistance to the independent review committee in carrying out its functions. The independent review committee will conduct regular assessments and provide reports, at least annually, to the Trust and to Unitholders in respect of its functions. The report prepared by the independent review committee will be made available on the Trust's website www.sprottplatinumpalladium.com or, at a Unitholder's request, sent to the Unitholder at no cost by contacting the Manager at investor@sprott.com.

        The independent review committee will:

  (i)
  review and provide input on the Manager's written policies and procedures that deal with conflict of interest matters;

  (ii)
  review conflict of interest matters referred to it by the Manager and make recommendations to the Manager regarding whether the Manager's proposed actions in connection with the conflict of interest matter achieve a fair and reasonable result for the Trust;

  (iii)
  consider and, if deemed appropriate, approve the Manager's decision on a conflict of interest matter that the Manager refers to the independent review committee for approval; and

  (iv)
  perform such other duties as may be required of the independent review committee under applicable Canadian securities legislation.

        All fees and expenses of the independent review committee incurred in connection with its duties with respect to the Trust will be paid by the Trust and the independent review committee will have the authority to retain, at the expense of the Trust, independent counsel or other advisors if the independent review committee deems it appropriate to do so. The annual fee payable to each member of the independent review committee will be Cdn$30,000. The members of the independent review committee will be indemnified by the Trust, except in cases of willful misconduct, bad faith, negligence or breach of their standard of care.

        The current members of the independent review committee and their principal occupations are as follows:

Name and Municipality of Residence	Principal Occupation
Lawrence A. Ward Toronto, Ontario, Canada	Consultant
W. William Woods Toronto, Ontario, Canada	Consultant
Eamonn McConnell Toronto, Ontario, Canada	Consultant

C.    Material Contracts

Precious Metals Storage Agreement

        The Mint will act as custodian of physical platinum and palladium bullion owned by the Trust pursuant to the Storage Agreements dated December 17, 2012. As described in further detail in the paragraph below, the Mint will store the Trust's physical platinum and palladium bullion at its facilities or at the facilities of a sub-custodian located outside Canada. The Mint is a Canadian Crown corporation responsible for the minting and distribution of Canada's circulation coins. For its services under the Platinum Storage Agreement, which has a term of three years, the Mint will receive a monthly fee of $0.06 per ounce of physical platinum bullion stored provided that a minimum monthly fee of $75.00 is paid. The Mint will also receive an in-and-out fee for platinum of $4.00 per plate or ingot, every time a plate or ingot is deposited at or withdrawn from the Mint. For its services under the Palladium Storage Agreement, which has a term of three years, the Mint will receive a monthly fee based on the value of the bullion stored per calendar day, provided that a minimum monthly fee of $225.00 is paid. For palladium exceeding a value of: (i) $1,000,000, the storage rate per month is $0.3808 per $1,000; (ii) $3,000,000, the storage rate per month is $0.3608 per $1,000; (iii) $5,000,000, the storage rate per month is $0.3432 per $1,000; (iv) $10,000,000, the storage rate per month is $0.3255 per $1,000; (v) $25,000,000, the storage rate per month is $0.3079 per $1,000; and (vi) $50,000,000, the storage rate per month is $0.2151 per $1,000. The Mint will also receive an in-and-out fee for palladium of $0.30 per kilogram, with a minimum of $40.00 per incoming shipment, and a fee of $0.08 per item of small bars or coins, with a minimum of $50.00 per incoming shipment. The Mint will charge HST on storage fees for bullion stored in Canada (but not for bullion stored outside Canada). The Mint's fees are subject to increase 30 days following delivery of a written notice to that effect in the event of changes in economic conditions that increase the Mint's operating costs. Transportation of physical platinum and palladium bullion to or from the Mint by way of armored transportation service carrier will be subject to a separate agreement between the Manager and the Mint, pursuant to which the Trust will be obligated to reimburse the Mint for such transportation costs (except in connection with a redemption of Units for physical platinum and palladium bullion by a Unitholder, in which case such costs will be borne by the redeeming Unitholder).

        The Mint has appointed Via Mat to act as sub-custodian of the physical palladium bullion on a fully allocated basis at vault facilities located in London or Zurich. Via Mat is part of Mat Securitas Express AG, of Switzerland, one of Europe's largest and oldest armoured transport and storage companies, operating widely in North and South America, Europe and the Far East including acting as the carrier for Swiss banknotes used by the Swiss central bank. Any sub-custodian engaged by the Mint will have vault facilities that are accepted as warehouses for the LPPM.

        Under each of the Storage Agreements, upon the initial notice being delivered, the Mint or its sub-custodian, as the case may be, will receive such physical platinum and palladium bullion based on a list provided by the Manager in such written notice that specifies the amount, weight, type, assay characteristics and value, and serial number of the Good Delivery plates or ingots, as the case may be. After verification, the Mint will issue a "Receipt of Deposit" that confirms the plate or ingot count and the total weight in troy ounces in respect of each of physical platinum and palladium bullion. Pursuant to each of the Storage Agreements, the Mint reserves the right to refuse delivery in the event of storage capacity limitations. In the event of a discrepancy arising during the verification process, the Mint will promptly notify the Manager. The Mint will keep the Trust's fully allocated physical platinum and palladium bullion specifically identified as the Trust's property and will keep it on a labeled shelf or physically segregated pallets at all times. The Mint will provide a monthly inventory statement, which the Manager will reconcile with the Trust's records of its physical platinum and palladium bullion holdings. The Manager will have the right to physically count and have the Trust's auditors subject the Trust's physical platinum and palladium bullion to audit procedures at the Mint and at the sub-custodian upon request on any Mint Business Day during the Mint's or sub-custodian's regular business hours, provided that such physical count or audit procedures do not interrupt the routine operation of the applicable custodian's facility. During any such physical count or audit procedures being undertaken with respect to the Trust's physical platinum and palladium bullion, the Mint will receive a fee of $500 per hour pursuant to the Storage Agreements.

        Upon the receipt and taking into possession and control of any of the Trust's physical platinum and palladium bullion, whether through physical delivery or a transfer of physical platinum and palladium bullion from a different customer's account at the Mint, the Mint's liability will commence with respect to such physical platinum and palladium bullion. The Mint will bear all risk of physical loss of, or damage to, physical platinum and palladium bullion of the Trust in the Mint's custody (regardless of the location at which the Mint decides to store physical platinum and palladium bullion), except in the case of circumstances or causes beyond the Mint's reasonable control, including, without limitation, acts or omissions or the failure to cooperate of the Manager, acts or omissions or the failure to cooperate by any third party, fire or other casualty, act of God, strike or labour dispute, war or other violence, or any law, order or requirement of any governmental agency or authority, and has contractually agreed to replace or pay for lost, damaged or destroyed physical platinum and palladium bullion in the Trust's account while in the Mint's care, custody and control. Under each of the Storage Agreements, the Mint's liability terminates with respect to any physical platinum and palladium bullion upon termination of the applicable Storage Agreement, whether or not the Trust's physical platinum and palladium bullion remains in the Mint's or its sub-custodian's possession and control, upon transfer of such physical platinum and palladium bullion to a different customer's account at the Mint or its sub-custodian or at the time such physical platinum and palladium bullion is remitted to the armored transportation service carrier pursuant to delivery instructions provided by the Manager on behalf of a redeeming Unitholder.

        In the event of physical loss, damage or destruction of the Trust's physical platinum and palladium bullion in the Mint's or its sub-custodian's custody, care and control, the Manager, on behalf of the Trust, must give written notice to the Mint within five Mint Business Days after the discovery of any such loss, damage or destruction, but, in the case of loss or destruction of the Trust's physical platinum and palladium bullion, in any event no more than 30 days after the delivery by the Mint to the Manager, on behalf of the Trust, of an inventory statement in which the discrepancy first appears. The Mint will, in its discretion, either (i) replace, or restore to its original state in the event of partial damage, as the case may be, the Trust's physical platinum and palladium bullion that was lost, destroyed or damaged as soon as practicable after the Mint becomes aware of said destruction, or in the case of a loss, within 15 calendar days following receipt of proof of loss by a loss adjuster, based on the advised weight and assay characteristics provided in the initial notice or (ii) compensate the Trust, through the Manager, for the monetary value of the Trust's physical platinum and palladium bullion that was lost or destroyed, within five Mint Business Days from the date the Mint becomes aware of said loss or destruction, based on the advised weight and assay characteristics provided in the initial notice and the market value of such physical platinum and palladium bullion that was lost or destroyed, using the first available London fix of the LPPM from the date the Mint becomes aware of said loss or destruction. If such notice is not given in accordance with the terms of the applicable Storage Agreement, all claims against the Mint will be deemed to have been waived. In addition, no action, suit or other proceeding to recover any loss, damage or destruction may be brought against the Mint unless notice of such loss, damage or destruction has been given in accordance with the terms of the applicable Storage Agreement and unless such action, suit or proceeding shall have been commenced within 12 months from the time such notice is sent to the Mint. The Mint will not be responsible for any special, incidental, consequential, indirect or punitive losses or damages (including lost profits or lost savings), except as a result of gross negligence or willful misconduct by the Mint and whether or not the Mint had knowledge that such losses or damages might be incurred.

        The Mint operates pursuant to the Royal Canadian Mint Act and is a Canadian Crown corporation. Crown corporations are "agents of Her Majesty the Queen" and, as such, their obligations generally constitute unconditional obligations of the Government of Canada. A Crown corporation may be sued for breach of contract or for wrongdoing in tort where it has acted on its own behalf or on behalf of the Crown. However, a Crown corporation may be entitled to immunity if it acts as agent of the Crown rather than in its own right and on its own behalf. Although the Mint has entered into the Storage Agreements on its own behalf and not on behalf of the Crown, a court may determine that, when acting as custodian of the Trust's physical platinum and palladium bullion, the Mint acted as agent of the Crown, and that the Mint may be entitled to immunity of the Crown. Consequently, a Unitholder may not be able to recover for any losses incurred as a result of the Mint's acting as custodian of the Trust's physical platinum and palladium bullion. See Item 3. D — Risk Factors — Under Canadian law, the Trust and Unitholders may have limited recourse against the Mint. The Storage Agreements do not establish a principal and agent relationship, partnership or joint venture between the Mint and the Manager nor do they establish a contractual relationship between the Mint and the Unitholders.

        The Mint reserves the right to reject physical platinum and palladium bullion delivered to it if physical platinum and palladium bullion contains a hazardous substance or if physical platinum and palladium bullion is or becomes unsuitable or undesirable for metallurgical, environmental or other reasons.

        The Manager will not be responsible for any losses or damages to the Trust arising out of any action or inaction by the Trust's custodians or any sub-custodians holding the assets of the Trust.

        The Manager, with the consent of the Trustee, will have the authority to change the custodial arrangement described above including, but not limited to, the appointment of a replacement custodian or additional custodians. The Manager may terminate the custodial relationship with the Mint by giving written notice to the Mint of its intent to terminate the applicable Storage Agreement if: (i) the Mint has committed a material breach of its obligations under such Storage Agreement that is not cured within 10 Mint Business Days following the Manager giving written notice to the Mint of such material breach; (ii) the Mint is dissolved or adjudged bankrupt, or a trustee, receiver or conservator of the Mint or of its property is appointed, or an application for any of the foregoing is filed; or (iii) the Mint is in breach of any representation or warranty contained in such Storage Agreement. The obligations of the Mint include, but are not limited to, maintaining an inventory of the Trust's physical platinum and palladium bullion stored with the Mint, providing a monthly inventory to the Trust, maintaining the Trust's physical platinum and palladium bullion physically segregated and specifically identified as the Trust's property, and taking good care, custody and control of the Trust's physical platinum and palladium bullion. The Trust believes that all of these obligations are material and anticipates that the Manager would terminate the Mint as custodian if the Mint breaches any such obligation and does not cure such breach within 10 Mint Business Days of the Manager giving written notice to the Mint of such breach.

        The Mint carries such insurance as it deems appropriate for its businesses and its position as custodian of the Trust's physical platinum and palladium bullion and will provide the Manager, on behalf of the Trust, with at least 30 days' notice of any cancellation or termination of such coverage. Based on information provided by the Mint, the Manager believes that the insurance carried by the Mint, together with its status as a Canadian Crown corporation with its obligations generally constituting unconditional obligations of the Government of Canada, provides the Trust with such protection in the event of loss or theft of the Trust's physical platinum and palladium bullion stored at the Mint that is consistent with the protection afforded under insurance carried by other custodians that store platinum and palladium commercially. In addition, if the Mint were to become a private enterprise, the Manager, on behalf of the Trust, will make a determination whether the Mint should remain the custodian of the Trust's physical platinum and palladium bullion in light of applicable circumstances, such as the likelihood of receipt of Canadian securities regulatory approval for the Mint to continue to act as a custodian of the Trust after such privatization, the level of insurance carried by the Mint after such privatization, the availability of other custodians and the risk in moving the Trust's physical platinum and palladium bullion to another custodian.

Valuation Services Agreement

        Pursuant to a valuation services agreement dated as of December 17, 2012 between RBC Investor Services and the Manager, RBC Investor Services was appointed by the Manager as the valuation agent of the Trust. The valuation agent provides, among other things, valuation and financial reporting services to the Trust and calculates the NAV and the NAV per Unit on a daily basis.

        In carrying out its duties as valuation agent, the valuation agent is required to exercise the powers and discharge the duties of its office honestly and in good faith and, in connection therewith, will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

        Except to the extent any liability arises directly out of the negligence, willful misconduct or lack of good faith of the valuation agent, the valuation agent will not be liable for any act or omission in the course of, or connected with, rendering the services under the valuation services agreement or for loss to, or diminution of, the Trust's property. In no event will the valuation agent be liable for any consequential or special damages including, but not limited to, loss of reputation, goodwill or business. The Manager will indemnify and hold harmless the valuation agent, its affiliates and agents, and their respective directors, officers, and employees from and against all taxes, duties, charges, costs, expenses, damages, claims, actions, demands and any other liability whatsoever to which any such persons or entities may become subject, including legal fees, judgments and amounts paid in settlement in respect of anything done or omitted to be done in connection with the valuation services provided under the valuation services agreement, except to the extent incurred as a result of the negligence, willful misconduct or lack of good faith of the indemnified party. Notwithstanding the foregoing, the liability of the valuation agent under the valuation services agreement will in no event exceed the aggregate amount of fees received by the valuation agent from the Manager with respect to the services provided during the immediately preceding twelve months.

        The valuation services agreement provides that it may be terminated by either party without penalty at any time by providing to the other party 60 days' prior written notice of such termination unless the parties mutually agree in writing to a different period. Either party may terminate the valuation services agreement immediately upon notice in the event that either party is declared bankrupt or will be insolvent, the assets or the business of either party become liable to seizure or confiscation by a public or governmental authority, or the Manager's power and authority to act on behalf of, or to represent, the Trust has been revoked, terminated or is otherwise no longer in full force and effect.

        The valuation agent will receive fees for the valuation services provided to the Trust.

        For the fiscal year ending December 31, 2012, the Trust paid $1,013 to RBC Investor Services under the valuation services agreement.

D.    Exchange Controls

        Under Canadian law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non resident holders of our Units.

E.    Taxation

Material U.S. Federal Income Tax Considerations

        The following are the material U.S. federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of Units. This discussion does not purport to deal with the tax consequences of owning Units to all categories of investors, some of which, such as dealers in securities, regulated investment companies, tax-exempt organizations, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Units, may be subject to special rules. This discussion does not address U.S. state or local tax, U.S. federal estate or gift tax or foreign tax consequences of the ownership and disposition of Units. This discussion deals only with Unitholders who have purchased and hold the Units as a capital asset. We suggest that you consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of Units.

        The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, which we will refer to as the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, to which we will refer as the Treasury Regulations, all of which are subject to change, possibly with retroactive effect.

U.S. Federal Income Tax Classification of the Trust

        The Trust has filed an affirmative election with the Internal Revenue Service, which we will refer to as the IRS, to be classified as an association taxable as a corporation for U.S. federal income tax purposes.

U.S. Federal Income Taxation of U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial owner of Units that is a U.S. citizen or resident for U.S. federal income tax purposes, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust.

        If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds the Units, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. However, a U.S. Person that is an individual, trust or estate and that owns Units through a partnership generally will be eligible for the reduced rates of taxation described below that are applicable to U.S. Individual Holders (as defined below). If you are a partner in a partnership holding the Units, we suggest that you consult your tax advisor.

Distributions

        As discussed under "Dividend Policy," the Trust does not anticipate making regular cash distributions to Unitholders. Subject to the passive foreign investment company, to which we refer to as a PFIC, discussion below, any distributions made by the Trust with respect to the Units to a U.S. Holder will generally constitute dividends, which will generally be taxable as ordinary income to the extent of the Trust's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Trust's earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his, her or its Units on a dollar-for-dollar basis and thereafter as gain from the disposition of Units. Since the Trust will be a PFIC, as described below, dividends paid on the Units to a U.S. Holder who is an individual, trust or estate, which we will refer to as a U.S. Individual Holder, will generally not be treated as "qualified dividend income" that is taxable to U.S. Individual Holders at preferential tax rates. Any dividends generally will be treated as foreign-source income for U.S. foreign tax credit limitation purposes.

Redemption of Units

        A U.S. Holder may have Units redeemed for cash or physical platinum and palladium bullion. Under Section 302 of the Code, a U.S. Holder generally will be treated as having sold his, her or its Units (rather than having received a distribution on the Units) upon the redemption of Units if the redemption completely terminates or significantly reduces the U.S. Holder's interest in the Trust. In such case, the redemption will be treated as described in the relevant section below depending on whether the U.S. Holder makes a Qualified Electing Fund, which we refer to as a QEF, election, a mark-to-market election or makes no election and therefore is subject to the Default PFIC Regime (as defined below).

Passive Foreign Investment Company Status and Significant Tax Consequences

        Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, the Trust will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held the Units, either:

  •
  at least 75% of the Trust's gross income for such taxable year consists of passive income; or

  •
  at least 50% of the average value of the assets held by the Trust during such taxable year produce, or are held for the production of, passive income.

        For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property (including commodities). The income that the Trust derives from its sales of physical platinum and palladium bullion is expected to be treated as passive income for this purpose. Since substantially all of the Trust's assets will consist of physical platinum and palladium bullion and the Trust expects to derive substantially all of its income from the sales of physical platinum and palladium bullion, it is expected the Trust will be treated as a PFIC for each of its taxable years.

        Assuming the Trust is a PFIC, a U.S. Holder will be subject to different taxation rules depending on whether the U.S. Holder (1) makes an election to treat the Trust as a QEF, which is referred to as a QEF election, (2) makes a mark-to-market election with respect to the Units, or (3) makes no election and therefore is subject to the Default PFIC Regime (as defined below). As discussed in detail below, making a QEF election or a mark-to-market election generally will mitigate the otherwise adverse U.S. federal income tax consequences under the Default PFIC Regime. However, the mark-to-market election may not be as favorable as the QEF election because a U.S. Holder generally will recognize income each year attributable to any appreciation in the U.S. Holder's Units without a corresponding distribution of cash or other property.

        Assuming that the Trust is a PFIC, a U.S. Holder will be required to file an annual report with the IRS reporting his, her or its investment in the Trust.

Taxation of U.S. Holders Making a Timely QEF Election

        Making the Election.    A U.S. Holder would make a QEF election with respect to any year that the Trust is a PFIC by filing IRS Form 8621 with his, her or its U.S. federal income tax return. The Trust intends to annually provide each U.S. Holder with all necessary information in order to make and maintain a QEF election. A U.S. Holder who makes a QEF election for the first taxable year in which he, she or it owns Units, or an Electing Holder, will not be subject to the Default PFIC Regime for any taxable year. We will refer to an Electing Holder that is a U.S. Individual Holder as a Non-Corporate Electing Holder. A U.S. Holder who does not make a timely

QEF election would be subject to the Default PFIC Regime for taxable years during his, her or its holding period in which a QEF election was not in effect, unless such U.S. Holder makes a special "purging" election. A U.S. Holder who does not make a timely QEF election is encouraged to consult such U.S. Holder's tax advisor regarding the availability of such purging election.

        Current Taxation and Dividends.    An Electing Holder must report each year for U.S. federal income tax purposes his, her or its pro rata share of the Trust's ordinary earnings and the Trust's net capital gain, if any, for the Trust's taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Trust by the Electing Holder. A Non-Corporate Electing Holder's pro rata share of the Trust's net capital gain generally will be taxable at a maximum rate of 28% under current law to the extent attributable to sales of physical platinum and palladium bullion by the Trust if the Trust has held the physical platinum and palladium bullion for more than one year. Otherwise, such gain generally will be treated as ordinary income.

        If any Unitholder redeems his, her or its Units for physical platinum and palladium bullion (regardless of whether the Unitholder requesting redemption is a U.S. Holder or an Electing Holder), the Trust will be treated as if it sold physical platinum and palladium bullion for its fair market value in order to redeem the Unitholder's Units. As a result, any Electing Holder will be required to currently include in income his, her or its pro rata share of the Trust's gain from such deemed disposition (taxable to a Non-Corporate Electing Holder at a maximum rate of 28% under current law if the Trust has held the physical platinum and palladium bullion for more than one year) even though the deemed disposition by the Trust is not attributable to any action on the Electing Holder's part. If any Unitholder redeems Units for cash and the Trust sells physical platinum and palladium bullion to fund the redemption (regardless of whether the Unitholder requesting redemption is a U.S. Holder or an Electing Holder), an Electing Holder similarly will include in income his, her or its pro rata share of the Trust's gain from the sale of the physical platinum and palladium bullion, which will be taxable as described above, even though the Trust's sale of physical platinum and palladium bullion is not attributable to any action on the Electing Holder's part. An Electing Holder's adjusted tax basis in the Units will be increased to reflect any amounts currently included in income under the QEF rules. Distributions of earnings and profits that had been previously included in income will result in a corresponding reduction in the adjusted tax basis in the Units and will not be taxed again once distributed.

        Any other distributions generally will be treated as discussed above under "Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Distributions".

        Income inclusions under the QEF rules described above generally should be treated as foreign-source income for U.S. foreign tax credit limitation purposes, but Electing Holders should consult their tax advisors in this regard.

        Sale, Exchange or Other Disposition.    An Electing Holder will generally recognize capital gain or loss on the sale, exchange, or other disposition of the Units in an amount equal to the excess of the amount realized on such disposition over the Electing Holder's adjusted tax basis in the Units. Such gain or loss will be treated as long-term capital gain or loss if the Electing Holder's holding period in the Units is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gains of U.S. Individual Holders currently are taxable at a maximum rate of 15%, or 20% in the case of certain high income Non-Corporate Electing Holders. An Electing Holder's ability to deduct capital losses is subject to certain limitations. Any gain or loss generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes.

        An Electing Holder that redeems his, her or its Units will be required to currently include in income his, her or its pro rata share of the Trust's gain from the deemed or actual disposition of physical platinum and palladium bullion, as described above, which will be taxable to a Non-Corporate Electing Holder at a maximum rate of 28% under current law if the Trust has held the physical platinum and palladium bullion for more than one year. The Electing Holder's adjusted tax basis in the Units will be increased to reflect such gain that is included in income. The Electing Holder will further recognize capital gain or loss on the redemption in an amount equal to the excess of the fair market value of the physical platinum and palladium bullion or cash received upon redemption over the Electing Holder's adjusted tax basis in the Units. Such gain or loss will be treated as described in the preceding paragraph.

Taxation of U.S. Holders Making a Mark-to-Market Election

        Making the Election.    Alternatively, if, as is anticipated, the Units are treated as marketable stock, a U.S. Holder would be allowed to make a mark-to-market election with respect to the Units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The Units will be treated as marketable stock for this purpose if they are regularly traded on a qualified exchange or other market. The Units will be regularly traded on a qualified exchange or other market for any calendar year during which they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. A qualified exchange or other market means either a U.S. national securities exchange that is registered with the SEC, the NASDAQ, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements. The Trust believes that both NYSE Arca and the TSX should be treated as a qualified exchange or other market for this purpose.

        Current Taxation and Dividends.    If the mark-to-market election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Units at the end of the taxable year over such U.S. Holder's adjusted tax basis in the Units. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the Units over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of Units for purposes of determining the source of the income or loss. Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes. A U.S. Holder's tax basis in his, her or its Units would be adjusted to reflect any such income or loss amount. Distributions by the Trust to a U.S. Holder who has made a mark-to-market election generally will be treated as discussed above under "Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Distributions".

        Sale, Exchange or Other Disposition.    Gain realized on the sale, exchange, redemption or other disposition of the Units would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the Units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder. A U.S. Holder's ability to deduct capital losses is subject to certain limitations. Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

        Finally, a U.S. Holder who does not make either a QEF election or a mark-to-market election for that year, or a Non-Electing Holder, would be subject to special rules, which we will refer to as the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the Units), and (2) any gain realized on the sale, exchange, redemption or other disposition of the Units.

        Under the Default PFIC Regime:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the Units;

  •
  the amount allocated to the current taxable year and any taxable year before the Trust became a PFIC would be taxed as ordinary income; and

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

        Any distributions, other than "excess distributions," by the Trust to a Non-Electing Holder will be treated as discussed above under "Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Distributions".

        These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the Units. If a Non-Electing Holder who is an individual dies while owning the Units, such Non-Electing Holder's successor generally would not receive a step-up in tax basis with respect to the Units.

Foreign Taxes

        Distributions, if any, by the Trust may be subject to Canadian withholding taxes as discussed under "Material Canadian Federal Income Tax Considerations — Canadian Taxation of Unitholders — Unitholders Not Resident in Canada". A U.S. Holder may elect to either treat such taxes as a credit against U.S. federal income taxes, subject to certain limitations, or deduct his, her or its share of such taxes in computing such U.S. Holder's U.S. federal taxable income. No deduction for foreign taxes may be claimed by an individual who does not itemize deductions.

3.8% Tax on Net Investment Income

        For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000). A U.S. Holder's net investment income will generally include dividends distributed by the Trust and capital gains from the sale, redemption or other disposition of the Units. This tax is in addition to any income taxes due on such investment income. U.S. Holders should consult their tax advisors regarding the applicability of this tax on the ownership and disposition of their units.

Backup Withholding and Information Reporting

        Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Units generally will be subject to information reporting and backup withholding, currently at the rate of 28%, if a U.S. Holder fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), and to make certain certifications, or otherwise fails to establish an exemption. Backup withholding tax is not an additional tax. Rather, a U.S. Holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed his, her, or its U.S. federal income tax liability by filing a refund claim with the IRS.

        U.S. Holders may be subject to certain IRS filing requirements as a result of holding Units. For example, a U.S. Person who transfers property (including cash) to a foreign corporation in exchange for stock in the corporation is in some cases required to file an information return on IRS Form 926 with the IRS with respect to such transfer. Accordingly, a U.S. Holder may be required to file Form 926 with respect to its acquisition of Units in an offering. Depending on the number of Units held, acquired or disposed of by a U.S. Holder, the U.S. Holder may also be required to file an information return on IRS Form 5471 with the IRS. U.S. Holders also may be required to file Form TD F 90-22.1 (Report of Foreign Bank and Financial Accounts) with respect to their investment in the Trust. We suggest that U.S. Holders consult their own tax advisors with respect to this or any other applicable filing requirements.

        Pursuant to recently enacted legislation effective as of January 1, 2013, the Trust may be required to enter into an agreement with the IRS to disclose certain information regarding certain U.S. Holders to the IRS.

        In addition, pursuant to recently enacted legislation, U.S. Holders who are individuals (and to the extent specified in applicable Treasury Regulations, certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, the Units, unless the Units are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder who is an individual (and to the extent specified in applicable Treasury regulations, a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.

Material Canadian Federal Income Tax Considerations

        In the opinion of Heenan Blaikie LLP, Canadian counsel to the Trust, the following is, as of the date hereof, a description of the material Canadian federal income tax consequences generally applicable under the Tax Act to the acquisition, holding and disposition of Units acquired pursuant to this annual report. This description is generally applicable to a Unitholder who deals at arm's length and is not affiliated with the Trust and holds Units as capital property. Units will generally be considered capital property to a Unitholder unless the Unitholder holds the Units in the course of carrying on a business of trading or dealing in securities or has acquired the Units in a transaction or transactions considered to be an adventure in the nature of trade. Canadian-resident Unitholders who are not traders or dealers in securities and who might not otherwise be considered to hold their Units as capital property may be entitled to have their Units (and every other "Canadian security" owned by them in that taxation year or any subsequent taxation year) treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Unitholders should consult their own tax advisors regarding the availability and appropriateness of making this election having regard to their particular circumstances and the anticipated commodity holdings of the Trust.

        This description is not applicable to a Unitholder that is a "financial institution", that is a "specified financial institution" or that has elected to determine its Canadian tax results in accordance with the "functional currency" rules, or to an interest in which is a "tax shelter investment" (as all such terms are defined in the Tax Act). In addition, this description does not address the deductibility of interest by a Unitholder who has borrowed to acquire Units. All such Unitholders should consult with their own tax advisors.

        This description is also based on the assumption (discussed below under "Material Canadian Federal Income Tax Considerations — SIFT Trust Rules") that the Trust will at no time be a "SIFT trust" as defined in the Tax Act.

        This description is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, which we will refer to as the Tax Proposals and Canadian counsel's understanding of the current administrative and assessing policies of the CRA. There can be no assurance that the Tax Proposals will be implemented in their current form or at all, nor can there be any assurance that the CRA will not change its administrative or assessing practices. This description further assumes that the Trust will comply with the Trust Agreement and that the Manager and the Trust will comply with a certificate issued to Canadian counsel regarding certain factual matters. Except for the Tax Proposals, this description does not otherwise take into account or anticipate any change in the law, whether by legislative, governmental or judicial decision or action, which may affect adversely any income tax consequences described herein, and does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein.

        This description is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in Units. Moreover, the income and other tax consequences of acquiring, holding or disposing of Units will vary depending on a taxpayer's particular circumstances. Accordingly, this description is of a general nature only and prospective purchasers of Units should consult with their own tax advisors about tax consequences of an investment in Units based on their particular circumstances.

        For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Units (including distributions, adjusted cost base and proceeds of disposition), or transactions of the Trust, must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

Qualification as a Mutual Fund Trust

        This description is based on the assumptions that the Trust will qualify at all times as a "unit trust" and a "mutual fund trust" within the meaning of the Tax Act and that the Trust will validly elect under the Tax Act to be a mutual fund trust from the date it was established. The Manager has advised Canadian counsel that the Trust has meet the requirements necessary for it to qualify as a mutual fund trust since the closing of the offering and at all times thereafter.

        One of the conditions to qualify as a mutual fund trust for the purposes of the Tax Act is that the Trust has not been established or maintained primarily for the benefit of non-residents unless, at all times, all or substantially all of the Trust's property consists of property other than "taxable Canadian property" (or if certain Tax Proposals released on September 16, 2004 are enacted as proposed, "taxable Canadian property" within the meaning of the Tax Act and certain other types of "specified property"). Physical platinum and palladium bullion is not "taxable Canadian property" or "specified property". Accordingly, based on the investment objectives and investment restrictions, the Trust should not hold any such property.

        In addition, to qualify as a mutual fund trust: (i) the Trust must be a Canadian resident "unit trust" for purposes of the Tax Act; (ii) the only undertaking of the Trust must be (a) the investing of its funds in property (other than real property or interests in real property), or (b) the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of the Trust, or (c) any combination of the activities described in (a) and (b); and (iii) the Trust must comply with certain minimum requirements regarding the ownership and dispersal of Units, which we will refer to as the minimum distribution requirements. In this connection, the Manager has advised counsel that it intends to cause the Trust to qualify as a unit trust throughout the life of the Trust; that the Trust's undertaking conforms with the restrictions for mutual fund trusts; and that it has no reason to believe at the date hereof that the Trust will not comply with the minimum distribution requirements at all material times.

        If the Trust were not to qualify as a mutual fund trust at all times, the Canadian income tax considerations described in this description would, in some respects, be materially and adversely different.

Canadian Taxation of the Trust

        Each taxation year of the Trust will end on December 31. In each taxation year, the Trust will be subject to tax under Part I of the Tax Act on any income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Trust or if the Unitholder is entitled in that year to enforce payment of the amount. The Trust intends to deduct, in computing its income in each taxation year, such amount in each year as will be sufficient to ensure that the Trust will generally not be liable for income tax under Part I of the Tax Act. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its capital gains by an amount determined under the Tax Act based on the redemption of Units during the year. Based on the foregoing, the Trust will generally not be liable for income tax under Part I of the Tax Act.

        The CRA has expressed the opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for purposes of the Tax Act as being derived from an adventure in the nature of trade, so that such transactions give rise to ordinary income rather than capital gains — although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances. In the view of Canadian counsel, the holding by the Trust of physical platinum and palladium bullion with no intention of disposing of such bullion except in specie on a redemption of Units likely would not represent an adventure in the nature of trade so that a disposition, on a redemption of Units, of physical platinum and palladium bullion that previously had been acquired with such intention would likely give rise to a capital gain (or capital loss) to the Trust. The Manager has informed Canadian counsel that, as it intends for the Trust to be a long-term holder of physical platinum and palladium bullion and does not anticipate that the Trust will sell its physical platinum and palladium bullion (otherwise than where necessary to fund expenses of the Trust), the Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical platinum and palladium bullion as capital gains (or capital losses), although depending on the circumstances, the Trust may instead include (or deduct) the full amount of such gains or losses in computing its income. If the CRA were to assess or re-assess the Trust on the basis that gains realized on dispositions of physical platinum and palladium bullion were not on capital account, then the Trust could be required to pay Canadian income tax on such gains under Part I of the Tax Act to the extent such gains were not distributed to Unitholders, which could reduce the NAV for all Unitholders.

        The Trust will also be required to include in its income for each taxation year all interest that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Upon the actual or deemed disposition of indebtedness, the Trust will be required to include in computing its income for the year of disposition all interest that accrued on such indebtedness from the last interest payment date to the date of disposition except to the extent such interest was included in computing the Trust's income for that or another taxation year, and such income inclusion will reduce the proceeds of disposition for purposes of computing any capital gain or loss.

        Under the current provisions of the Tax Act, the Trust is entitled to deduct in computing its income reasonable administrative and other operating expenses (other than certain expenses on account of capital) incurred by it for the purposes of earning income (other than taxable capital gains). No assurance can be provided that administration expenses of the Trust will not be considered to be on account of capital. The Trust generally may also deduct from its income for the year a portion of the reasonable expenses incurred by it to issue Units. The portion of the issue expenses deductible by the Trust in a taxation year is 20% of the total issue expenses, pro rated where the Trust's taxation year is less than 365 days.

        On October 31, 2003, the Department of Finance (Canada) announced a tax proposal relating to the deductibility of losses under the Tax Act, which we will refer to as the October Proposal. Under the October Proposal, a taxpayer will be considered to have a loss from a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit from the business or property during the time that the taxpayer has carried on, or can reasonably be expected to carry on, the business or has held, or can reasonably be expected to hold, the property. Profit, for this purpose, does not include capital gains or capital losses. If the October Proposal were to apply to the Trust, certain losses of the Trust or a Unitholder could be limited. On February 23, 2005, the Minister of Finance (Canada) announced that an alternative proposal to replace the October Proposal would be released for comment. No such alternative proposal has been released as of the date hereof. There can be no assurance that such alternative proposal will not adversely affect the Trust or a Unitholder.

        Losses incurred by the Trust in a taxation year cannot be allocated to Unitholders, but may be deducted by the Trust in future years in accordance with the Tax Act.

SIFT Trust Rules

        The Trust will be a "SIFT trust" as defined in the Tax Act for a taxation year of the Trust if in that year the Units are listed or traded on a stock exchange or other public market and the Trust holds one or more "non-portfolio properties", as defined in the Tax Act. If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations. Distributions of such income received by Unitholders would be treated as dividends from a taxable Canadian corporation.

        Physical platinum and palladium bullion and other property of the Trust will be non-portfolio property if such property is used by the Trust (or by a person or partnership with which it does not deal at arm's length within the meaning of the Tax Act) in the course of carrying on a business in Canada. In some circumstances, significant holdings of "securities" (the term "security" is broadly defined in the Tax Act) of other entities could also be non-portfolio property.

        The Trust is subject to investment restrictions, including a prohibition against carrying on any business, that are intended to ensure that it will not be a SIFT trust. In the view of Canadian counsel, the mere holding by the Trust of physical platinum and palladium bullion as capital property (or as an adventure in the nature of trade) would not represent the use of such property in carrying on a business in Canada and, therefore, would not by itself cause the Trust to be a SIFT trust.

Canadian Taxation of Unitholders

Unitholders Resident in Canada

        This part of the general description of the principal Canadian federal income tax considerations is applicable to a Unitholder who, for the purposes of the Tax Act and any applicable tax treaty, is, or is deemed to be, resident in Canada at all relevant times, which we will refer to as a Canadian Unitholder. This portion of the description is primarily directed at Unitholders who are individuals. Unitholders who are Canadian resident corporations, trusts or other entities should consult their own tax advisors regarding their particular circumstances.

        Canadian Unitholders will generally be required to include in their income for tax purposes for a particular year the portion of the income of the Trust for that particular taxation year, including net realized taxable capital gains, if any, that is paid or payable to the Canadian Unitholder in the particular taxation year, whether such amount is received in additional Units or cash. Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains as is paid or payable to a Canadian Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Tax Act.

        The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Canadian Unitholder in a taxation year will not be included in computing the Canadian Unitholder's income for the year. Any other amount in excess of the income of the Trust that is paid or payable to a Canadian Unitholder in such year also will not generally be included in the Canadian Unitholder's income for the year. However, where such other amount is paid or payable to a Canadian Unitholder (other than as proceeds of disposition of Units), the Canadian Unitholder generally will be required to reduce the adjusted cost base of a Unit to the Canadian Unitholder by such amount. To the extent that the adjusted cost base of a Unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the Canadian Unitholder from the disposition of the Unit and the Canadian Unitholder's adjusted cost base in respect of the Unit will be increased by the amount of such deemed capital gain to zero.

        Upon the actual or deemed disposition of a Unit, including its redemption, a capital gain (or a capital loss) will generally be realized to the extent that the proceeds of disposition of the Unit exceed (or are exceeded by) the aggregate of the adjusted cost base of the Unit to the Canadian Unitholder and any costs of disposition. For the purpose of determining the adjusted cost base to a Canadian Unitholder of a Unit, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all Units owned by the Canadian Unitholder as capital property that were acquired before that time. For this purpose, the cost of Units that have been issued as an additional distribution will generally be equal to the amount of the net income or capital gain distributed to the Canadian Unitholder in Units. A consolidation of Units following a distribution paid in the form of additional Units will not be regarded as a disposition of Units and will not affect the aggregate adjusted cost base to a Canadian Unitholder of Units.

        Under the Tax Act, one-half of capital gains, which we will refer to as taxable capital gains, are included in an individual's income and one-half of capital losses, which we will refer to as allowable capital losses, are generally deductible only against taxable capital gains. Any unused allowable capital losses may be carried back up to three taxation years and forward indefinitely and deducted against net taxable capital gains realized in any such other year to the extent and under the circumstances described in the Tax Act. Capital gains realized by individuals may give rise to alternative minimum tax. If any transactions of the Trust are reported by it on capital account but are subsequently determined by the Canada Revenue Agency to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to Unitholders, with the result that resident Unitholders could be reassessed by the Canada Revenue Agency to increase their taxable income by the amount of such increase.

        If, at any time, the Trust delivers physical platinum and palladium bullion to any Canadian Unitholder upon a redemption of a Canadian Unitholder's Units, the Canadian Unitholder's proceeds of disposition of the Units will generally be equal to the aggregate of the fair market value of the distributed physical platinum and palladium bullion and the amount of any cash received, less any capital gain or income realized by the Trust on the disposition of such physical platinum and palladium bullion and allocated to the Canadian Unitholder. The cost of any physical platinum and palladium bullion distributed by the Trust in specie will generally be equal to the fair market value of such physical platinum and palladium bullion at the time of the distribution. Pursuant to the Trust Agreement, the Trust has the authority to distribute, allocate and designate any income or taxable capital gains of the Trust to a Canadian Unitholder who has redeemed Units during a year in an amount equal to the taxable capital gains or other income realized by the Trust as a result of such redemption (including any taxable capital gain or income realized by the Trust in distributing physical platinum and palladium bullion to a Unitholder who has redeemed Units for such physical platinum and palladium bullion, and any taxable capital gain or income realized by it before, at or after the redemption on selling physical platinum and palladium bullion in order to fund the payment of the cash redemption proceeds), or such other amount that is determined by the Trust to be reasonable. The Manager has advised Canadian counsel that it anticipates that the Trust will generally make such an allocation where the Manager determines that the Trust realized a capital gain on such redemption and the Trust had net realized capital gains for that year for which the Trust was not entitled to a capital gains refund (as described under "Material Canadian Federal Income Tax Considerations — Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust"). Any such allocations will reduce the redeeming Canadian Unitholder's proceeds of disposition for the purposes of the Tax Act.

        The Manager has advised Canadian counsel that it anticipates that the Trust generally will treat gains as a result of dispositions of physical platinum and palladium bullion as capital gains (see above under "Material Canadian Federal Income Tax Considerations — Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust") and that it anticipates that when the Trust distributes physical platinum and palladium bullion on the redemption of Units by Canadian Unitholders, any resulting taxable capital gains of the Trust (to the extent that there are resulting net realized capital gains of the Trust for the related taxation year) for which the Trust is not entitled to a capital gains refund, as described under "Canadian Taxation of the Trust" generally will be designated as taxable capital gains of such Unitholders. If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to Unitholders, with the result that Canadian resident Unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase.

Unitholders Not Resident in Canada

        This portion of the description is applicable to a Unitholder who, at all relevant times for purposes of the Tax Act, has not been and is not resident in Canada or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold its Units in connection with a business that the Unitholder carries on, or is deemed to carry on, in Canada at any time and is not an insurer or bank who carries on an insurance or banking business or is deemed to carry on an insurance or banking business in Canada and elsewhere, which we will refer to as a Non-Canadian Unitholder. Prospective non-resident purchasers of Units should consult their own tax advisors to determine their entitlement to relief under any income tax treaty between Canada and their jurisdiction of residence, based on their particular circumstances.

        Any amount paid or credited by the Trust to a Non-Canadian Unitholder as income of or from the Trust, whether such amount is received in additional Units or cash (other than an amount that the Trust has designated in accordance with the Tax Act as a taxable capital gain, and including an amount paid on a redemption of Units to a Non-Canadian Unitholder that is designated as a distribution of income in accordance with the Trust Agreement) generally will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an income tax treaty between Canada and the Non-Canadian Unitholder's jurisdiction of residence. Pursuant to the Canada-United States Income Tax Convention, as amended, which we will refer to as the Treaty, a Non-Canadian Unitholder who is resident of the United States and entitled to benefits under the Treaty will generally be entitled to have the rate of Canadian withholding tax reduced to 15% of the amount of any distribution that is paid or credited as income of or from the Trust. A Non-Canadian Unitholder that is a religious, scientific, literary, educational or charitable organization that is resident in, and exempt from tax in, the United States may be exempt from Canadian withholding tax under the Treaty, provided that certain administrative procedures are observed regarding the registration of such Unitholder.

        Any amount paid or credited by the Trust to a Non-Canadian Unitholder that the Trust has validly designated in accordance with the Tax Act as a taxable capital gain, including such an amount paid on a redemption of Units, generally will not be subject to Canadian withholding tax or otherwise be subject to tax under the Tax Act.

        The Trust does not presently own any "taxable Canadian property" (as defined in the Tax Act) and does not intend to own any taxable Canadian property. However, if the Trust realizes a capital gain on the disposition of a taxable Canadian property and that gain is treated under the Tax Act and in accordance with a designation by the Trust as being distributed to a Non-Canadian Unitholder, there may be Canadian withholding tax at the rate of 25% (unless reduced by an applicable tax treaty) on both the taxable and non-taxable portions of the gain.

        Any amount in excess of the income of the Trust that is paid or payable by the Trust to a Non-Canadian Unitholder (including the non-taxable portion of capital gains realized by the Trust) generally will not be subject to Canadian withholding tax. Where such excess amount is paid or becomes payable to a Non-Canadian Unitholder, otherwise than as proceeds of disposition or deemed disposition of Units or any part thereof, the amount generally will reduce the adjusted cost base of the Units held by such Non-Canadian Unitholder. (However, the non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Non-Canadian Unitholder will not reduce the adjusted cost base of the Units held by the Non-Canadian Unitholder.) If, as a result of such reduction, the adjusted cost base to the Non-Canadian Unitholder in any taxation year of Units would otherwise be a negative amount, the Non-Canadian Unitholder will be deemed to realize a capital gain in such amount for that year from the disposition of Units. Such capital gain will not be subject to tax under the Tax Act, unless the Units represent "taxable Canadian property" (as defined in the Tax Act) to such Non-Canadian Unitholder. The Non-Canadian Unitholder's adjusted cost base in respect of Units will, immediately after the realization of such capital gain, be zero.

        A disposition or deemed disposition of a Unit by a Non-Canadian Unitholder, whether on a redemption or otherwise, will not give rise to any capital gain subject to tax under the Tax Act, provided that the Unit does not constitute "taxable Canadian property" of the Non-Canadian Unitholder for purposes of the Tax Act. Units will not be "taxable Canadian property" of a Non-Canadian Unitholder unless at any time during the 60-month period immediately preceding their disposition by such Non-Canadian Unitholder, (i) 25% or more of the issued Units were owned by or belonged to one or more of the Non-Canadian Unitholder or persons with whom the Non-Canadian Unitholder did not deal at arm's length and (ii) the Units derived directly or indirectly more than 50% of their fair market value from any combination of "Canadian resource properties" (which definition in the Tax Act does not include platinum or palladium bullion), real or immovable property situated in Canada, timber resource properties (as defined in the Tax Act) or options or interests in such properties or the Units were otherwise deemed to be taxable Canadian property. Assuming that the Trust adheres to its mandate to invest and hold substantially all of its assets in physical platinum and palladium bullion, the Units should not be taxable Canadian property.

        Even if Units held by a Non-Canadian Unitholder were "taxable Canadian property", a capital gain from the disposition of Units may be exempted from tax under the Tax Act pursuant to an applicable income tax treaty or convention. A capital gain realized on the disposition of Units by a Non-Canadian Unitholder entitled to benefits under the Treaty (and who is not a former resident of Canada for purposes of the Treaty) should be exempt from tax under the Tax Act.

        Non-Canadian Unitholders whose Units constitute "taxable Canadian property" and who are not entitled to relief under an applicable income tax treaty are referred to the discussion above under "Canadian Taxation of

Unitholders — Unitholders Resident in Canada" relating to the Canadian tax consequences in respect of a disposition of a Unit.

        The Manager has advised Canadian counsel that it anticipates that the Trust generally will treat gains as a result of dispositions of physical platinum and palladium bullion as capital gains (see above under "Material Canadian Federal Income Tax Considerations — Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust") and that it anticipates that when the Trust distributes physical platinum and palladium bullion on the redemption of Units by Non-Canadian Unitholders, any resulting taxable capital gains of the Trust (to the extent that there are resulting net realized capital gains of the Trust for the related taxation year) for which the Trust is not entitled to a capital gains refund, as described under "Canadian Taxation of the Trust" generally will be designated as taxable capital gains of such Unitholders. If such treatment is accepted by the CRA, there will be no Canadian withholding tax applicable to such distributions, and Non-Canadian Unitholders will not be subject to tax under the Tax Act on amounts so designated. However, if the CRA were to consider that such gains instead were gains from an adventure in the nature of trade, the distribution of such gains generally would be subject to Canadian withholding tax, as discussed above. Similarly, if the Trust disposed of physical platinum and palladium bullion (or other assets) at a gain and designated one-half of that gain as a taxable capital gain of a Non-Canadian Unitholder who had redeemed Units for cash, the full amount of such gain generally would be subject to Canadian withholding tax if the CRA were to treat such gain as being from an adventure in the nature of trade rather than as a capital gain.

Tax Implications of the Trust's Distribution Policy

        For information concerning the impact of the Trust's distribution policy on a Unitholder, see "Item 10.E — Taxation — Canadian Taxation of Unitholders — Unitholders Resident in Canada" and "Item 10.E — Taxation — Canadian Taxation of Unitholders — Unitholders Not Resident in Canada".

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.sprottplatinumpalladium.com. In addition, documents referred to in this annual report may be inspected at our principal office at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1.

I.     Subsidiary Information

        Not applicable.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Market risk is the risk that the fair value or future cash flows of the Trust's investments will fluctuate due to changes in market variables, such as the price of platinum and palladium, interest rates and foreign exchange rates. The maximum risk relating to the Trust's investments equals their fair value.

        The Trust segregates market risk into three categories: price risk, interest rate risk and foreign exchange risk.

Price risk

        Price risk arises from the possibility that changes in the market price of the Trust's investments, which consist almost entirely of platinum and palladium bullion, will result in changes in fair value of such investments. As at December 31, 2012, investments in physical platinum and palladium bullion were approximately 93.4% of total assets.

        If the market value of platinum and palladium increased by 1%, with all other variables held constant, this would have increased comprehensive income by approximately $2.4 million; conversely, if the value of platinum and palladium bullion decreased by 1%, this would have decreased comprehensive income by the same amount.

Interest rate risk

        Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trust does not hedge its exposure to interest rate risk as that risk is minimal. The Trust invests in short-term debt securities issued by the Government of Canada with maturities of less than 90 days from the date of purchase. Due to the short-term duration of these instruments, they have minimal interest rate risk.

Currency risk

        Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. The Trust's assets, substantially all of which consist of an investment in platinum and palladium bullion, are priced in U.S. dollars. Some of the Trust's expenses are payable in Canadian dollars. Therefore, the Trust is exposed to currency risk, as the value of its liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trust, and, as such, exposure to foreign exchange risk is limited. The Trust does not enter into currency hedging transactions.

        As at December 31, 2012, approximately $531,019 of the Trust's liabilities were denominated in Canadian dollars.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        None.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On December 21, 2012, the Trust completed its initial public offering of 28,000,000 Units of the Trust for net offering proceeds of approximately $265.39 million. The Units were registered on a Registration Statement on Form F-1 (File No. 333-179017), which was declared effective by the SEC on December 18, 2012. The offering was priced on December 19, 2013. Morgan Stanley & Co. Inc. and RBC Dominion Securities Inc. acted as lead underwriters. Expenses, including underwriting discounts and commissions, for the offering were approximately $14.61 million, of which $14 million were underwriting discounts and commissions. As of

February 21, 2013, the Trust completed its purchase of physical platinum and palladium bullion with the net proceeds of the offering.

ITEM 15 — CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures.

        The Manager, with the participation of its Chief Executive Officer and its Chief Financial Officer, evaluated the effectiveness of the design and operation of the Trust's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report (as of December 31, 2012). Based on that evaluation, the Manager's Chief Executive Officer and Chief Financial Officer concluded that the Trust's disclosure controls and procedures are effective as of the evaluation date to ensure that information required to be disclosed by the Trust in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

(b)   Management's Annual Report on Internal Control over Financial Reporting.

        This annual report does not include a report of the Manager's assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public issuers.

(c)   Attestation Report of Independent Registered Public Accounting Firm.

        This annual report does not include an attestation report of the Trust's registered public accounting firm due to a transition period established by rules of the SEC for newly public issuers.

(d)   Changes in Internal Control over Financial Reporting.

        There have been no changes in internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Trust's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls.

        Our management, including the Manager's Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 16A — Audit Committee Financial Expert

        Pursuant to the provisions of Rule 10A-3 of the Securities Act of 1934 and Rule 5.3 of NYSE Arca, the Trust is not required to have an audit committee.

ITEM 16B — Code of Ethics

        Under the applicable provisions of Rule 5.3 of NYSE Arca, the Trust is not required to adopt, and the Trust has not adopted, a code of ethics.

ITEM 16C — Principal Accountant Fees and Services

Year ended December 31, 2012
Services	Fees
Audit Fees	35,000
Audit-Related Fees	0
Tax Fees	0
All Other Fees(1)	135,383

Total Fees	170,383

(1)
Represents fees for audit services in connection with the Trust's initial public offering.

ITEM 16D — Exemptions from the Listing Standards for Audit Committees

        Not applicable.

ITEM 16E — Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        No such purchases occurred during the period from the Trust's inception to December 31, 2012.

ITEM 16F — Change in Registrant's Certifying Accountant

        Not applicable.

ITEM 16G — Corporate Governance

        As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Trust is permitted to follow certain corporate governance rules of its home country in lieu of the corporate governance rules of NYSE Arca. The Trust complies with the applicable corporate governance rules of NYSE Arca except that the Trust's corporate governance practices deviate with respect to its quorum and annual Unitholder meeting requirements, which comply with the applicable trust laws of the Province of Ontario, Canada.

ITEM 16H — Mine Safety Disclosure

        Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

        See Item 18.

ITEM 18 — FINANCIAL STATEMENTS

        The following financial statements, together with the report of Ernst & Young LLP, Licensed Public Accountants thereon, are set forth on pages F-1 through F-10 and are filed as a part of this annual report.

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To Sprott Asset Management LP (the "Manager"), the Trustee and the Unitholders of the Sprott Physical Platinum and Palladium Trust

        We have audited the accompanying financial statements of Sprott Physical Platinum and Palladium Trust, which comprise the statements of financial position as at December 31, 2012 and 2011, and the statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements present fairly, in all material respects, the financial position of Sprott Physical Platinum and Palladium Trust as at December 31, 2012 and 2011, and its financial performance and its cash flows for the year ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

March 25, 2013 Toronto, Canada	/s/ Ernst & Young LLP Chartered Accountants Licensed Public Accountants

A member firm of Ernst & Young Global Limtied

FINANCIAL STATEMENTS

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

STATEMENT OF FINANCIAL POSITION

As at December 31, 2012

	As at December 31, 2012	As at December 31, 2011
	$	$
Assets
Cash (note 6)	153,348,584	10
Platinum bullion	125,456,893	—
Palladium bullion	119,079,603	—

Total assets	397,885,080	10

Liabilities
Due to brokers	135,274,906	—
Accounts payable	693,467	—

Total liabilities	135,968,373	—

Equity
Unitholders' capital	280,000,000	10
Unit premium and reserves	—	—
Retained earnings	(3,473,293)	—
Underwriting commissions and issue expenses	(14,610,000)	—

Total equity (note 8)	261,916,707	10

Total liabilities and equity	397,885,080	10

Total equity per Unit	9.35	10

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

STATEMENT OF COMPREHENSIVE INCOME

For the period from December 18, 2012 to December 31, 2012

For the year ended December 31, 2012 (note 1)
$
Income
Unrealized losses on bullion	(3,389,827)

(3,389,827)

Expenses
Management fees (note 11)	46,165
Bullion storage fees	13,421
Sales Tax	9,602
Listing and regulatory filing fees	5,422
Audit fees	3,487
General and administrative	2,491
Legal fees	2,441
Independent Review Committee fees	262
Trustee fees	174

83,466

Realized gains on investments
Net realized gains on sales of investments	—

Net realized gains on investments	—

Net loss for the year	(3,473,293)
Other comprehensive income	—

Total comprehensive loss for the year	(3,473,293)

Basic and diluted loss per Unit (note 9)	(0.12)

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

STATEMENT OF CHANGES IN EQUITY

For the period from December 18, 2012 to December 31, 2012

	Number of Units Outstanding	Unitholders' Capital	Retained Earnings	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity
		$	$	$	$	$
Balance at December 31, 2011	1	10	—	—	—	10
Cancellation of Unit	(1)	(10)	—	—	—	(10)
Proceeds from issuance of Units (note 8)	28,000,000	280,000,000	—	—	—	280,000,000
Cost of redemption of Units (note 8)	—	—	—	—	—	—
Net loss for the period	—	—	(3,473,293)	—	—	(3,473,293)
Underwriting commissions and issue expenses	—	—	—	(14,610,000)	—	(14,610,000)

Balance at December 31, 2012	28,000,000	280,000,000	(3,473,293)	(14,610,000)	—	261,916,707

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

STATEMENT OF CASH FLOWS

For the period from December 18, 2012 to December 31, 2012

For the year ended December 31, 2012 (note 1)
$
Cash flows from operating activities
Net loss for the period	(3,473,293)
Adjustment to reconcile net loss for the period to net cash from operating activities
Unrealized losses on bullion	3,389,827
Net changes in operating assets and liabilities
Increase in due to brokers	135,274,906
Increase in accounts payable	693,467

Net cash provided by operating activities	135,884,907

Cash flows from investing activities
Purchase of bullion	(247,926,323)

Net cash used in investing activities	(247,926,323)

Cash flows from financing activities
Proceeds from issuance of Units (note 8)	280,000,000
Cancellation of Unit	(10)
Payments on redemption of Units (note 8)	—
Underwriting commissions and issue expenses	(14,610,000)

Net cash provided by financing activities	265,389,990

Net increase in cash during the period	153,348,574
Cash at beginning of period	10

Cash at end of period (note 6)	153,348,584

The accompanying notes are an integral part of these financial statements.

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

NOTES TO THE FINANCIAL STATEMENTS

For the period from December 18, 2012 to December 31, 2012

Sprott Physical Platinum and Palladium Trust
Notes to the Annual Financial Statements
December 31, 2012

1.     ORGANIZATION OF THE TRUST

  Sprott Physical Platinum and Palladium Trust (the "Trust") is a closed-end mutual fund trust created under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of December 23, 2011, as amended and restated as of June 6, 2012 (the "Trust Agreement"). The Trust's initial public offering closed on December 19, 2012. The Trust is authorized to issue an unlimited number of redeemable, transferable trust units (the "Units"). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the "NYSE Arca") and the Toronto Stock Exchange (the "TSX") under the symbols "SPPP" and "PPT.U", respectively.

  The investment objective of the Trust is to seek to provide a convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices. The Trust has only purchased and expects only to own "Good Delivery Bars" as defined by the London Platinum and Palladium Market ("LPPM"), with each bar purchased being verified against the LPPM source.

  The Trust's registered office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

  Sprott Asset Management LP (the "Manager") acts as the manager of the Trust pursuant to the Trust Agreement and a management agreement with the Trust. RBC Investor Services, a trust company organized under the laws of Canada, acts as the trustee of the Trust. RBC Investor Services also acts as custodian on behalf of the Trust for the Trust's assets other than physical bullion. The Royal Canadian Mint acts as custodian on behalf of the Trust for the physical bullion owned by the Trust.

  The financial statements of the Trust as at and for the period ended December 31, 2012 were authorized for issue by the Manager on March 25, 2013.

2.     BASIS OF PREPARATION

  The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB" or the "Board").

  The financial statements have been prepared on a historical cost basis, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, that have been measured at fair value.

  The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

2.1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (i)
  Cash and cash equivalents

    Cash and cash equivalents consist of cash on deposit with the Trust's custodian, which is not subject to restrictions.

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the period from December 18, 2012 to December 31, 2012

2.1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (ii)
  Platinum and palladium bullion

    Investments in bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards ("IAS") 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the business day following the date the order to buy or sell is executed.

  (iii)
  Other financial liabilities

    This category includes all financial liabilities, other than those classified at fair value through profit and loss. The Trust includes in this category management fees payable, due to brokers and other accounts payable.

  (iv)
  Share Capital

  Classification of redeemable units

    Redeemable units are classified as equity instruments when:

    •
    The units entitle the holder to a pro rata share of the Trust's net assets in the event of the Trust's liquidation;

    •
    The redeemable units are in the class of instruments that is subordinate to all other classes of instruments;

    •
    All redeemable units in the class of instruments that is subordinate to all other classes of instruments have identical features;

    •
    The redeemable units do not include any contractual obligation to deliver cash or another financial asset other than the holder's rights to a pro rata share of the Trust's net assets; and

    •
    The total expected cash flows attributable to the redeemable units over the life of the instrument are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust over the life of the instrument.

    In addition to the redeemable units having all the above features, the Trust must have no other financial instrument or contract that has:

    •
    Total cash flows based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust; and

    •
    The effect of substantially restricting or fixing the residual return to the redeemable unitholders.

    The Trust continuously assesses the classification of the redeemable units. If the redeemable units cease to have all the features or meet all the conditions set out to be classified as equity, the Trust will reclassify them as financial liabilities and measure them at fair value at the date of reclassification, with any differences from the previous carrying amount recognised in equity.

  (v)
  Fees and commission expenses

    Fees and commission expenses are recognized on an accrual basis.

  (vi)
  Income taxes

    In each taxation year, the Trust will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trust intends to distribute its taxable income

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the period from December 18, 2012 to December 31, 2012

2.1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    to unitholders at the end of every fiscal year and therefore the Trust itself would not have any income tax liability.

  (vii)
  Functional and presentation currency

    The Trust's functional and presentation currency is the U.S. Dollar. The Trust's performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

3.     SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of the Trust's financial statements requires the Manager to make judgments, estimates and assumptions that affect the amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability affected in future periods.

  Judgements

  In the process of applying the Trust's accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the financial statements:

  Going Concern

  The Trust's management has made an assessment of the Trust's ability to continue as a going concern and is satisfied that the Trust has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Trust's ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

  Estimation Uncertainty

  For tax purposes, the Trust generally treats gains from the disposition of platinum and palladium bullion as capital gains, rather than income, as the Trust intends to be a long-term passive holder of platinum and palladium bullion, and generally disposes of its holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

  The Trust based its assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trust. Such changes are reflected in the assumptions when they occur.

4.     CERTAIN RELEVANT STANDARDS, INTERPRETATIONS AND AMENDMENTS ISSUED BUT NOT YET EFFECTIVE

  Standards issued but not yet effective at the date of the issuance of the Trust's financial statements are listed below.

  IFRS 9 Financial Instruments: Classification and Measurement: IFRS 9 as issued reflects the first phase of the Board's work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement, and

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the period from December 18, 2012 to December 31, 2012

4.     CERTAIN RELEVANT STANDARDS, INTERPRETATIONS AND AMENDMENTS ISSUED BUT NOT YET EFFECTIVE (Continued)

  applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. The adoption of IFRS 9 is not expected to have a material effect on the classification and measurement of the Trust's financial assets.

  In May 2011, the IASB issued the following standard which has not yet been adopted by the Trust: IFRS 13 Fair Value Measurement. The aforementioned new standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Trust has not early adopted any of the new requirements.

5.     SEGMENT INFORMATION

  For management purposes, the Trust is organized into one main operating segment, which invests in physical bullion. All of the Trust's activities are interrelated, and each activity is dependent on the others. Accordingly, all significant operating decisions are based upon an analysis of the Trust as one segment. The financial results from this segment are equivalent to the financial statements of the Trust as a whole. The Trust's operating income is earned entirely in Canada and is primarily generated from its investment in physical bullion.

6.     CASH AND CASH EQUIVALENTS

  As at December 31, 2012, cash and cash equivalents consisted entirely of cash on deposit.

7.     FAIR VALUE OF FINANCIAL INSTRUMENTS

  As at December 31, 2012, due to the short-term nature of financial assets and financial liabilities recorded at cost, it is assumed that the carrying amount of those instruments approximates their fair value.

8.     UNITHOLDERS' CAPITAL

  The Trust is authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trust's capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trust's capital is provided in the statement of changes in equity. Under the Trust Agreement, Units may be redeemed at the option of the unitholder on a monthly basis for physical platinum and palladium bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the NAV of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

  When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the cost is allocated to unitholders' capital in an amount equal to the stated or assigned value of the Units and any difference is allocated to the Unit premiums and reserves account. For the period ended December 31, 2012, the Trust issued 28,000,000 Units. There were no redemptions during this period.

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the period from December 18, 2012 to December 31, 2012

8.     UNITHOLDERS' CAPITAL (Continued)

  Net Asset Value

  Net Asset Value ("NAV") is defined as the Trust's net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical bullion based on the end-of-day price provided by a widely recognized pricing service.

  Capital management

  As a result of the ability to issue, repurchase and resell Units of the Trust, the capital of the Trust as represented by the Unitholders' capital in the statement of financial position can vary depending on the demand for redemptions and subscriptions to the Trust. The Trust is not subject to externally imposed capital requirements and has no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in the Trust Agreement. The Trust may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

  The Trust's objectives for managing capital are:

  •
  To invest and hold substantially all of its assets in physical platinum and palladium bullion; and

  •
  To maintain sufficient liquidity to meet the expenses of the Trust, and to meet redemption requests as they arise.

  Refer to "Financial risk management objectives and policies" (Note 10) for the policies and procedures applied by the Trust in managing its capital.

9.     EARNINGS PER UNIT

  Basic earnings per unit ("EPU") is calculated by dividing the net income for the period attributable to the Trust's unitholders by the weighted average number of units outstanding during the period.

  The Trust's diluted EPU is the same as basic EPU, since the Trust has not issued any instruments with dilutive potential.

For the period from January 1, 2012 to December 31, 2012
Net loss for the period attributable to the Trust's redeemable units	$(3,473,293)

Weighted average number of redeemable units outstanding(1)	28,000,000

Basic and diluted loss per redeemable unit	$(0.12)

(1)
For the period from the date of the Trust's initial public offering to December 31, 2012.

10.   FINANCIAL RISK AND MANAGEMENT OBJECTIVES AND POLICIES

  Introduction

  The Trust's objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trust's activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The process of risk management is critical to the Trust's continuing profitability. The Trust is exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk and liquidity risk arising from the bullion that it holds. Only certain risks

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the period from December 18, 2012 to December 31, 2012

10.   FINANCIAL RISK AND MANAGEMENT OBJECTIVES AND POLICIES (Continued)

  of the Trust are actively managed by the Manager, as the Trust is a passive investment company. The risks are managed in accordance with the Trust's offering documents.

  Risk management structure

  The Trust's Manager is responsible for identifying and controlling risks.

  Risk mitigation

  The Trust has investment guidelines that set out its overall business strategies, its tolerance for risk and its general risk management philosophy.

  The discussion below clarifies the Trust's management of various risks:

  Excessive risk concentration

  The Trust's risk is concentrated in the value of physical platinum and palladium bullion, whose values constitute 47.9% and 45.5% of total equity respectively as at December 31, 2012.

  Price risk

  Price risk arises from the possibility that changes in the market price of the Trust's investments, which consist almost entirely of platinum and palladium bullion, will result in changes in fair value of such investments.

  If the market value of each of platinum and palladium bullion increased by 1%, with all other variables held constant, this would have increased comprehensive income by approximately $2.4 million; conversely, if the value of each of platinum and palladium bullion decreased by 1%, this would have decreased comprehensive income by the same amount.

  Interest rate risk

  Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trust does not hedge its exposure to interest rate risk as that risk is minimal.

  Currency risk

  Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. The Trust's assets, substantially all of which consist of investments in platinum and palladium bullion, are priced in U.S. dollars. Some of the Trust's expenses are payable in Canadian dollars. Therefore, the Trust is exposed to currency risk, as the value of its liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trust, and, as such, exposure to foreign exchange risk is limited. The Trust does not enter into currency hedging transactions.

  As at December 31, 2012, approximately $531,019 of the Trust's liabilities were denominated in Canadian dollars.

  Credit risk

  Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trust primarily incurs credit risk when entering into and settling bullion transactions. It is the Trust's policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trust's counterparties, such as bullion dealers, by reviewing their financial statements, when available, regulatory notices and press releases. The Trust seeks to minimize credit risk relating to unsettled

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the period from December 18, 2012 to December 31, 2012

10.   FINANCIAL RISK AND MANAGEMENT OBJECTIVES AND POLICIES (Continued)

  transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion, is only made against the receipt of the bullion by the custodian.

  Liquidity risk

  Liquidity risk is defined as the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trust could be required to pay its liabilities earlier than expected. The Trust is also subject to redemptions for both cash and bullion on a regular basis. The Trust manages its obligation to redeem units when required to do so and its overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trust. The Trust's liquidity risk is minimal, since its primary investment is physical platinum and palladium bullion, which trade in highly liquid markets. All of the Trust's financial liabilities, including due to brokers, accounts payable and management fees payables have maturities of less than three months.

11.   RELATED PARTY DISCLOSURES

  The following parties are considered related parties to the Trust:

  Investment Manager — Sprott Asset Management LP

  The Trust pays the Manager a monthly management fee equal to 1/12 of 0.50% of the value of net assets of the Trust (determined in accordance with the Trust Agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month. Total management fees for the year ended December 31, 2012 amounted to $46,165.

  All related party transactions were made at arm's length on normal commercial terms and conditions. There have been no other transactions between the Trust and its related parties during the reporting period.

12.   INDEPENDENT REVIEW COMMITTEE ("IRC")

  In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds ("NI 81-107"), the Manager has established an IRC for a number of funds managed by it, including the Trust. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trust. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trust. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

13.   SOFT DOLLAR COMMISSIONS

  There were no soft dollar commissions for the period ended December 31, 2012.

14.   PERSONNEL

  The Trust did not employ any personnel during the period, as its affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

15.   EVENTS AFTER THE REPORTING PERIOD

  There were no material events after the reporting period.

ITEM 19 — EXHIBITS

1.1	Trust Agreement of the Trust, dated as of December 23, 2011, incorporated by reference to Exhibit 3.1 of the Trust's Registration Statement on Form F-1, Registration No. 333-179017 filed on January 13, 2012.
1.2

Amended and Restated Trust Agreement of the Trust, dated as of June 6, 2012, incorporated by reference to Exhibit 3.2 of Amendment No. 3 of the Trust's Registration Statement on Form F-1, Registration No. 333-179017 filed on June 13, 2012.

2.1	Form of Unit Certificate, incorporated by reference to Exhibit 4.1 of Amendment No. 3 of the Trust's Registration Statement on Form F-1, Registration No. 333-179017 filed on June 13, 2012.
4.1

Form of Management Agreement between Sprott Physical Platinum and Palladium Trust and Sprott Asset Management LP, incorporated by reference to Exhibit 10.3 of Amendment No. 3 of the Trust's Registration Statement on Form F-1, Registration No. 333-179017 filed on June 13, 2012.

4.2

Form of Platinum Storage Agreement between the Royal Canadian Mint and Sprott Asset Management LP for and on behalf of Sprott Physical Platinum and Palladium Trust, incorporated by reference to Exhibit 10.1 of Amendment No. 3 of the Trust's Registration Statement on Form F-1, Registration No. 333-179017 filed on June 13, 2012.

4.3

Form of Palladium Storage Agreement between the Royal Canadian Mint and Sprott Asset Management LP for and on behalf of Sprott Physical Platinum and Palladium Trust, incorporated by reference to Exhibit 10.2 of Amendment No. 3 of the Trust's Registration Statement on Form F-1, Registration No. 333-179017 filed on June 13, 2012.

4.4

Form of Transfer Agent, Registrar and Disbursing Agent Agreement between Equity Financial Trust Company and Sprott Asset Management LP, incorporated by reference to Exhibit 10.3 of Amendment No. 3 of the Trust's Registration Statement on Form F-1, Registration No. 333-179017 filed on June 13, 2012.

4.5

Form of Valuation Services Agreement between RBC Dexia Investor Services Trust and Sprott Asset Management LP, incorporated by reference to Exhibit 10.4 of Amendment No. 3 of the Trust's Registration Statement on Form F-1, Registration No. 333-179017 filed on June 13, 2012.

4.6

Form of Underwriting Agreement between Morgan Stanley & Co. Incorporated, RBC Dominion Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, BMO Nesbitt Burns Inc., Canaccord Genuity Corp., CIBC World Markets Inc., National Bank Financial Inc., TD Securities Inc., Scotia Capital Inc., GMP Securities L.P., Desjardins Securities Inc., Macquarie Private Wealth Inc. and Raymond James Ltd and Sprott Asset Management LP and Sprott Physical Platinum and Palladium Trust, incorporated by reference to Exhibit 1.1 of Amendment No. 6 of the Trust's Registration Statement on Form F-1, Registration No. 333-179017 filed on November 30, 2012.

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Sprott Physical Platinum and Palladium Trust
By Sprott Asset Management LP, as manager of Sprott Physical Platinum and Palladium Trust

By:	/s/ ERIC S. SPROTT
Name:	Eric S. Sprott
Title:	Chief Executive Officer

April 29, 2013