Form 40-F
period 2016-12-31
SPROTT PHYSICAL PLATINUM & PALLADIUM TRUST
filed 2017-03-24
CIK 1539190

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission file number 001-35765

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

14,758,966

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

ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2016 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2016 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the fiscal year ended December 31, 2016 is filed as Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of KPMG LLP on management’s internal control over financial reporting is filed as Exhibit 99.8 to this annual report on Form 40-F, and is incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP were the auditors of the Registrant from its inception until December 31, 2015. KPMG LLP was appointed as the Registrant’s auditors effective January 1, 2016. The following table presents fees for professional services rendered by Ernst & Young LLP to the Registrant for the audit of the Registrant’s financial statements for the year ended December 31, 2015, fees for other services rendered by Ernst & Young LLP during the period from January 1, 2015 to December 31, 2015, fees for professional services rendered by KPMG LLP to the Registrant for the audit of the Registrant’s financial statements for the year ended December 31, 2016 and fees for other services rendered by KPMG LLP during the period from January 1, 2016 to December 31, 2016. The dollar values disclosed in the following table are in Canadian dollars.

	Year Ended December 31, 2016	Year Ended December 31, 2015
Audit Fees(1)	$70,513	$93,000
Audit-related Fees(2)	40,500	0
Tax Fees(3)	0	0
All Other Fees(4)	0	0
Total	$111,013	$93,000

NOTES:

(1) Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, French translation and performing inventory count procedures.

(2) Consist mainly of fees related to prospectus filings and controlled equity offerings.

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

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to disclosure under the heading “Cautionary Statement Regarding Forward-Looking Statements” in the Annual Information Form of the Registrant for the year ended December 31, 2016, dated March 23, 2017, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

INTERACTIVE DATA FILE

On March 1, 2017, the U.S. Securities and Exchange Commission approved a taxonomy or standard list of tags necessary for financial reporting in interactive format for registrants that prepare their financial statements using International Financial Reporting Standards as issued by the International Accounting Standards Board. In accordance with the rule, the Registrant will begin making filings in interactive format for the fiscal year ended December 31, 2017.

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

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

	By:	Sprott Asset Management LP, by its general partner Sprott Asset Management GP Inc., as manager of Sprott Physical Platinum and Palladium Trust

Date: March 24, 2017	By:	/s/ John Wilson
John Wilson Chief Executive Officer

EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated March 23, 2017.

99.6

Audited financial statements of the Registrant and notes thereto and Auditors’ Report thereon, and Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2016 dated March 23, 2017.

99.7	Management’s Report on Internal Control Over Financial Reporting.

99.8	Attestation Report of KPMG LLP.

99.9	Consent of KPMG LLP, independent auditors of the Registrant.

99.10	Consent of Ernst & Young LLP, independent auditors of the Registrant prior to January 1, 2016.